As filed with the Securities and Exchange Commission on February 18, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Inveresk Research Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8731	43-1955097
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11000 Weston Parkway

Suite 100
Cary, NC 27513
(919) 460-9005
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. Walter S. Nimmo

11000 Weston Parkway
Suite 100
Cary, NC 27513
(919) 460-9005
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Healy Karl A. Roessner Clifford Chance US LLP 200 Park Avenue New York, New York 10166 (212) 878-8000	Jeffrey E. Cohen Coudert Brothers LLP 1114 Avenue of the Americas New York, New York 10036 (212) 626-4400

     Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title Of Each Class Of	Amount To Be	Offering Price	Aggregate	Amount of
Securities To Be Registered	Registered	Per Share	Offering Price(1)	Registration Fee

Common stock, par value $0.01 per share	11,902,500	$17.335	$206,329,840	$18,983

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices of shares of the Company’s common stock as reported on The Nasdaq Stock Market’s National Market on February 14, 2003.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 18, 2003

10,350,000 Shares

Common Stock

      We are selling 3,000,000 shares of common stock and the selling stockholders listed under “Principal and Selling Stockholders” are selling 7,350,000 shares of common stock. We will not receive any of the proceeds from the shares sold by the selling stockholders.

      Our common stock is quoted on The Nasdaq Stock Market’s National Market under the symbol “IRGI.” The last reported sale price for our common stock on The Nasdaq Stock Market’s National Market on February 14, 2003 was $17.95 per share.

      See “Risk Factors” beginning on page 9 to read about certain risks you should consider before buying our shares.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Underwriting	Proceeds to	Proceeds to
	Price to	Discounts and	Inveresk	Selling
	Public	Commissions	Research	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

      Certain of the selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 1,552,500 additional shares of common stock at the public offering price less the underwriting discount.

      The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York on                     , 2003.

Bear, Stearns & Co. Inc.	UBS Warburg

SG Cowen	Jefferies & Company, Inc.

Prospectus dated                     , 2003

PROSPECTUS SUMMARY

      While this summary highlights what we believe is the most important information contained in this prospectus, you should read carefully this entire prospectus, especially the section “Risk Factors” and our financial statements and the notes to those statements, for a more complete understanding of the offering and our business. Unless otherwise indicated, all references to “Inveresk Research,” “Inveresk Research Group,” “we,” “us” and “our” refer to Inveresk Research Group, Inc. and its consolidated subsidiaries.

The Company

Our Business

      We are a leading provider of drug development services to companies in the pharmaceutical and biotechnology industries. Through our pre-clinical and clinical business segments, we offer a broad range of drug development services, including pre-clinical safety and pharmacology evaluation services, laboratory sciences services and clinical development services. We are one of a small number of drug development services companies currently providing a comprehensive range of pre-clinical and clinical development services on a worldwide basis. Our client base includes major pharmaceutical companies in North America, Europe and Japan, as well as many biotechnology and specialty pharmaceutical companies. We completed our initial public offering of common stock in July 2002.

      Below is a summary of our financial results in 2002, adjusted to reflect the impact of certain charges recorded in the first and second quarters of 2002 which we do not expect to recur. We believe this non-GAAP adjusted financial data more clearly reflects our underlying financial and operational performance and provides a more appropriate basis for comparison (i) to historical and future financial performance, and (ii) to the reported results of comparable businesses.

	Year Ended		Year Ended
	December 31, 2002		December 31, 2002
	Reported	Adjustment	Adjusted

	(Dollars in thousands)
Net service revenue	$222,462	$—	$222,462
Income (loss) from operations	(8,972)	54,565	45,593
Net income (loss) before extraordinary item	(26,428)	54,565	28,137
Net income (loss)	(28,009)	54,565	26,556

      The adjustment to our reported 2002 financial results set forth above comprises: (i) a non-cash charge of $4.5 million arising from the amendment and exercise of an employee’s stock options; (ii) a non-cash compensation charge of $48.5 million incurred at the time of our initial public offering in respect of stock options and other equity-based compensation arrangements; and (iii) a $1.5 million charge for stamp duty taxes in respect of the change of our ultimate parent company that we completed shortly before and in connection with our initial public offering.

      Our 2002 net income (loss) is also net of $11.7 million of interest expense and a $1.6 million extraordinary item.

      Pre-clinical. Our pre-clinical development business was established over 35 years ago, employs approximately 1,830 people and operates from two principal facilities, one located in Tranent, Scotland and the other in Montreal, Canada. This business segment provides pre-clinical safety and pharmacology evaluation and laboratory sciences services (including clinical support services). In 2002 our pre-clinical business segment generated net service revenue of $142.2 million and income from operations of $43.5 million. Based upon net service revenue, we estimate that we are the third largest provider of pre-clinical safety evaluation services in the world. Our pre-clinical business has a diverse client base, with no single client representing more than 7.5% of our net service revenue in 2002. More than 85% of the 2002 net service revenue from our pre-clinical business was generated from repeat clients.

      We anticipate continued growth in demand for our pre-clinical development services. During 2001 and 2002 we invested over $35 million in our pre-clinical facilities in Montreal, Canada and Tranent, Scotland.

We intend to make significant additional investments in both facilities in 2003 and 2004. We expect to fund this expansion primarily with cash generated from our operations.

      Clinical. Our clinical development business was established in 1988 and operates from 15 facilities located across the United States and Europe, employing approximately 720 people. This business segment conducts Phase I clinical trials and provides Phase II-IV clinical trials management services (including medical data sciences services and regulatory support). In 2002 our clinical development business segment generated net service revenue of $80.3 million and income from operations of $9.0 million. Our 62-bed clinic in Edinburgh conducts a wide range of Phase I clinical trials and has completed an average of 11 first-in-man studies annually over the past five years. The global infrastructure of our clinical development business permits us to offer our clients multi-country Phase II-IV clinical trials, as well as smaller single-country projects.

Corporate History and Initial Public Offering

      Prior to 1999 we operated as a division of SGS Société Générale de Surveillance SA. In September 1999 we were acquired in a management buyout supported by Candover Investments PLC. As a result of that transaction, Candover Investments PLC and certain of its affiliated entities became our principal stockholders and Inveresk Research Group Limited, a newly created Scottish company, became the ultimate holding company for the Inveresk Research group of companies. In April 2001 we acquired a Nasdaq-traded company, ClinTrials Research Inc., for $115.1 million, net of cash acquired of $5.7 million. ClinTrials provided drug development services, with significant pre-clinical operations in Canada and clinical operations primarily in the United States and Europe. We subsequently implemented a major restructuring of ClinTrials’ clinical business and, since the time we acquired it, its profitability has improved significantly.

      On June 25, 2002 we changed our ultimate parent company from a company organized in Scotland to a corporation organized in Delaware. This was accomplished through a share exchange transaction in which all the shareholders of Inveresk Research Group Limited (our former ultimate parent company) exchanged their shares for shares of common stock of Inveresk Research Group, Inc. (the current ultimate parent company) and all of the holders of options to purchase shares of Inveresk Research Group Limited exchanged those options for options to purchase shares of Inveresk Research Group, Inc. With the exception of the incurrence of U.K. stamp duty charges of $1.545 million, this transaction had no impact on our consolidated assets or liabilities.

      On July 3, 2002, we completed our initial public offering of 12 million shares of common stock, at a price of $13.00 per share. At the same time, we put in place a new bank credit facility. The net proceeds from the offering, together with drawings under our new bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008. As a result, our aggregate outstanding indebtedness was reduced from approximately $223 million to approximately $74 million.

Industry Background and Industry Trends

      Every drug must undergo extensive evaluation and regulatory review to determine that it has the required quality and is both safe and effective for its intended purpose. Discovery and development of new drugs is a lengthy and complex process and is becoming increasingly expensive. The Tufts Center for the Study of Drug Development estimates the current average cost to develop an approved drug to be $802 million, more than three times the estimated cost in 1987.

      Most pharmaceutical and biotechnology companies depend on the development of a steady succession of new drugs for their future profitability. Accordingly, these companies invest extensively in the research and development of new drugs. There are major risks associated with the research and development process, given the high cost of developing new drugs and the significant possibility that a drug candidate will not succeed. Pharmaceutical and biotechnology companies are seeking in many cases to manage these risks by pursuing the parallel development of multiple compounds with similar potential applications (to mitigate the risk of product failure), while at the same time pursuing strategies to contain costs. Further, since the profitability of a drug is greatest while it enjoys market exclusivity, pharmaceutical and biotechnology companies continually seek ways to shorten the time from drug discovery to marketing.

      In response to these trends, pharmaceutical companies are increasingly relying on independent drug development services companies, such as Inveresk Research, to supplement their internal drug development activities. The greater role of biotechnology and specialty pharmaceutical companies in the drug discovery and development area has also increased demand for the services of independent drug development services companies, like Inveresk Research, particularly because they often do not have the expertise or capital to build the internal capability required to undertake pre-clinical and clinical development of their drug candidates.

      According to Frost & Sullivan, the pharmaceutical and biotechnology industries spent approximately $50.6 billion on global research and development in 2001, of which approximately $9.8 billion is estimated to be outsourced to providers of drug development services. We believe that the needs of pharmaceutical and biotechnology companies for outsourced drug development services will continue to increase, based on the following trends:

•	demand for new drugs based on changing population demographics;

•	escalating research and development expenditures by pharmaceutical companies;

•	the growth of the biotechnology industry;

•	the emergence of new research and development technologies such as genomics and proteomics;

•	the need for improved productivity making outsourcing attractive as a cost-effective alternative to in-house development activities;

•	the increasingly complex and demanding regulatory environment requiring extensive expertise in drug development services and regulatory affairs; and

•	globalization of clinical research requiring drug development expertise across global markets.

Our Strategy

      We believe the increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our pre-clinical and clinical businesses profitably. Our strategy is to build upon our core pre-clinical and clinical development expertise and to further our reputation as a provider of a comprehensive range of high quality, value-added drug development services. Our aim is to become the leading research and development partner to the pharmaceutical and biotechnology industries. We anticipate achieving this strategy primarily through:

•	continuing to invest in our pre-clinical facilities in Tranent and Montreal to provide us with greater capacity to meet anticipated increases in demand for our pre-clinical development services;

•	maintaining and enhancing the ability of our Phase I clinical operations in Edinburgh to provide high quality, value-added services while leveraging its experience and expertise in seeking to expand these services geographically;

•	continuing to position our Phase II-IV clinical development business as a provider of higher value-added services; and

•	further leveraging the cross-selling opportunities between our two business segments.

      We also intend to seek to augment our pre-clinical and clinical development capabilities and market share by making strategic acquisitions to the extent appropriate opportunities become available. By completing this offering, we will further increase our financial flexibility, which will better position us to exploit appropriate acquisition opportunities as they arise.

      We believe our approach to acquisitions is a disciplined one that seeks to focus on businesses that are a sound strategic fit and that offer the prospect of enhancing stockholder value. While we continuously consider various acquisition prospects, we do not at present have any definitive plans or agreements for specific acquisitions.

Our Headquarters and Websites

      Our headquarters are located at 11000 Weston Parkway, Suite 100, Cary, North Carolina 27513. Our telephone number is (919) 460-9005. We maintain sites on the World Wide Web at www.inveresk.com and www.ctbr.com; however, the information found on our websites is not a part of this prospectus.

The Offering

Common stock offered by us	3,000,000 shares

Common stock offered by the selling stockholders	7,350,000 shares (8,902,500 shares if the underwriters’ over-allotment option is exercised in full)

Common stock to be outstanding after the offering	39,351,359 shares (39,388,939 shares if the underwriters’ over-allotment option is exercised in full)(1)

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and the estimated offering expenses payable by us, will be approximately $50.3 million. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. We intend to use the net proceeds of this offering received by us to repay a portion of our outstanding bank debt and for general corporate purposes, including funding the continued growth and development of our business, selective acquisitions and working capital requirements.

NASDAQ symbol	IRGI

1 Includes 333,904 shares (371,484 shares if the underwriters’ over-allotment option is exercised in full) which we expect to be issued upon exercise of stock options by certain of the selling stockholders and resold by such stockholders in this offering.

Summary Condensed Consolidated Financial Information and Other Data

      The summary condensed consolidated financial data presented below for each of the three years ended December 31, 2002, December 30, 2001 and December 31, 2000 derive from the audited consolidated financial statements of Inveresk Research Group, Inc. included elsewhere in this prospectus. You should read the summary condensed consolidated financial information presented below in conjunction with the audited consolidated financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. Information for the year ended December 30, 2001 includes the results of operations of ClinTrials from April 5, 2001.

      The unaudited pro forma statement of operations and earnings per share data presented below for the year ended December 31, 2002 give effect to the completion both of our initial public offering and of this offering, including the use of proceeds from the two offerings to repay debt, as if both offerings had occurred on January 1, 2002. The pro forma balance sheet data is presented as if this offering had been completed on December 31, 2002.

      The unaudited pro forma financial data is provided for illustrative purposes only. It does not purport to represent what our actual results of operations or financial position would have been had the transactions occurred on the respective dates assumed. It is also not necessarily indicative of our future operating results or consolidated financial position.

      Effective as of the beginning of 2002, our fiscal years end consistently on December 31 and our fiscal quarters end consistently on the last calendar day in the quarter. Before 2002, our fiscal years ended on the last Sunday on or prior to December 31 and our fiscal quarters ended on the last Sunday on or prior to the relevant quarter end.

      In the presentation below, as more fully described in Note 4 to our consolidated financial statements, which are presented in this prospectus beginning on page F-1, historical earnings per share have been calculated as if the historical outstanding shares in Inveresk Research Group Limited had been converted to common stock in Inveresk Research Group, Inc., using a weighted average of the conversion ratios applicable to the change in ultimate parent company completed immediately preceding the completion of our initial public offering.

      As a consequence of the adoption of FAS 142 with effect from January 1, 2002, the amortization expense shown for 2002 is not on a consistent basis of accounting with earlier periods. The impact of this is shown in Note 4 to our audited consolidated financial statements, which are presented in this prospectus beginning on page F-1.

Statement of Operations Data:

	Inveresk Research Group

	Pro Forma
	Year	Year	52 Weeks	53 Weeks
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 30,	December 31,
	2002	2002	2001	2000

	(Dollars in thousands, except share and per share data)
Net service revenue	$222,462	$222,462	$156,296	$65,540
Direct costs excluding depreciation	(110,099)	(110,099)	(83,975)	(36,133)

	112,363	112,363	72,321	29,407
Selling, general and administrative expenses:
Compensation expense in respect of share options and management equity incentives	(53,020)	(53,020)	—	—
U.K. stamp duty taxes arising on change of ultimate parent company	(1,545)	(1,545)	—	—
Other selling, general and administrative expenses	(56,455)	(56,455)	(41,934)	(13,825)

Total selling, general and administrative expenses	(111,020)	(111,020)	(41,934)	(13,825)
Depreciation	(10,315)	(10,315)	(8,028)	(4,513)
Amortization of goodwill and intangibles	—	—	(7,910)	(3,281)

Income (loss) from operations	(8,972)	(8,972)	14,449	7,788
Interest income (expense), net	(5,107)	(11,312)	(17,101)	(7,522)

Income (loss) before income taxes and extraordinary items	(14,079)	(20,284)	(2,652)	266
Provision for income taxes	(8,006)	(6,144)	(2,049)	(682)

Net income (loss) before extraordinary items	$(22,085)	(26,428)	(4,701)	(416)

Extraordinary items		(1,581)	(419)	—

Net income (loss)		$(28,009)	$(5,120)	$(416)

Earnings (loss) per share before extraordinary items:
Basic	$(0.57)	$(0.89)	$(0.22)	$(0.03)
Diluted	$(0.57)	$(0.89)	$(0.22)	$(0.03)
Earnings (loss) per share after extraordinary items:
Basic	N/A	(0.94)	$(0.24)	$(0.03)
Diluted	N/A	(0.94)	$(0.24)	$(0.03)
Weighted average number of common shares outstanding:
Basic	38,768,744	29,735,957	21,489,571	15,803,724
Diluted	38,768,744	29,735,957	21,489,571	15,803,724
Dividends per share	$—	—	—	—

Other Data:

	Inveresk Research Group

	Pro Forma	Year	52 Weeks	53 Weeks
	Year Ended	Ended	Ended	Ended
	December 31,	December 31,	December 30,	December 31,
	2002	2002	2001	2000

	(Dollars in thousands)
Net cash provided by operating activities	N/A	$29,785 (1)	$19,493	$12,693
Net cash (used in) investing activities	N/A	(25,497)	(126,292)	(6,752)
Net cash provided by (used in) financing activities	N/A	(93)	115,479	(3,140)

Balance Sheet Data:

	Inveresk Research Group

	Pro Forma
	December 31,	December 31,
	2002	2002

	(Dollars in thousands)
Cash and cash equivalents	$55,170	$19,909
Total assets	367,728	332,467
Current portion of long-term debt	217	217
Long-term debt	52,768	67,768
Total shareholders’ equity	202,664	152,403

(1)	Net cash provided by operating activities in 2002 of $29,785 is after deducting the payment of $21,454 of accumulated interest on 10% unsecured subordinated loan stock due 2008 following our initial public offering.

RISK FACTORS

      An investment in the common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the related notes, before you purchase any of our shares of common stock. Additional risks and uncertainties, including those generally affecting the market in which we operate or that we currently deem immaterial, may also impair our business. If any such risks actually occur, our business, financial condition and operating results could be adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We could be adversely affected if the companies in the pharmaceutical and biotechnology industries to whom we offer our services reduce their research and development activities or reduce the extent to which they outsource pre-clinical and clinical development.

      We are a global provider of drug development services to pharmaceutical and biotechnology clients. As such, our ability to grow and win new business is dependent upon the ability and willingness of companies in the pharmaceutical and biotechnology industries to continue to spend on research and development at rates close to or at historical levels and to outsource the services we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries. For example, we have benefited to date from the increasing tendency of pharmaceutical and biotechnology companies to outsource both small and large pre-clinical and clinical development projects. Any general downturn in the pharmaceutical or biotechnology industries, any reduction in research and development spending by companies in these industries or any expansion of their in-house development capabilities could have a material adverse effect on our business, financial condition and operating results.

We could be adversely affected by changes in government regulations.

      The process for approval of a drug candidate is subject to strict government regulation, especially in North America, Europe and Japan. Any material changes in government regulations, whether involving a relaxation or a strengthening of regulation, could adversely affect us. A relaxation in regulatory requirements or the introduction of simplified drug approval procedures, for instance, could have a material adverse effect on the demand for our services, which could adversely affect our business, financial condition and operating results. At the same time, an increase in regulatory requirements could require us to change the manner in which we conduct our operations or could require us to incur significant capital expenditures in order to effect those changes. For example, in Europe new regulations have recently been adopted that will require clinical trials in healthy volunteers to be pre-approved by a national regulatory authority. Other changes in governmental regulations could result in a change in the type and amount of capital expenditures required to conduct our business and as a result could have a material adverse effect on our business, financial condition and operating results.

Our exposure to exchange rate fluctuations could adversely affect our results of operations.

      We derived approximately 84% of our consolidated net service revenue in 2002 from our operations outside of the United States, primarily from our operations in Canada and the United Kingdom, where significant amounts of our revenues and expenses are recorded in local (non-U.S.) currency. Our financial statements are presented in U.S. dollars. Accordingly, changes in currency exchange rates, particularly between the pound sterling, the Canadian dollar and the U.S. dollar, will cause fluctuations in our reported financial results, which fluctuations could be material.

      In addition, our contracts with our clients are frequently denominated in currencies other than the currency in which we incur expenses related to those contracts. This is particularly the case with respect to our Canadian operations, where our contracts generally provide for invoicing clients in U.S. dollars but our expenses are generally incurred in Canadian dollars. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations.

      To date, we have not attempted to hedge our exposure to currency fluctuations.

We could be adversely affected by tax law changes in the United Kingdom or Canada.

      Our operations in the United Kingdom and Canada currently benefit from favorable corporate tax arrangements. We receive substantial tax credits in Canada from both the Canadian federal and Quebec governments and we benefit from tax credits and accelerated tax depreciation allowances in the United Kingdom. Any reduction in the availability or amount of these tax credits or allowances would be likely to have a material adverse effect on our profits and cash flow from either or both of our Canadian and United Kingdom operations.

Our quarterly operating results may vary, which could negatively affect the market price of our common stock.

      Our results of operations in any quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and scope of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of cost overruns, employee hiring, holiday patterns, severe weather conditions, exchange rate fluctuations and other factors. Because we generate a large portion of our revenue from services provided on the basis of an hourly recovery charge, our net service revenue in any period is directly related to the number of employees and the number of billable hours worked during that period. We have only limited ability to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We may also, in any given quarter, be required to make U.K. National Insurance contributions in connection with the exercise of options by certain of our U.K. resident employees. We believe that operating results for any particular quarter are not necessarily a meaningful indication of the health of our business or of future results. Nonetheless, fluctuations in our quarterly operating results could negatively affect the market price of our common stock.

We depend on our senior management team, and the loss of any member of the team may adversely affect our business.

      We believe our success will depend on the continued employment of our senior management team. If one or more members of our senior management team were unable or unwilling to continue in their present positions, those persons could be difficult to replace and our business could be harmed. If any of our key employees were to join a competitor or to form a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house capabilities may hire away some of our senior management or key employees.

If we are unable to recruit and retain qualified personnel we may not be able to expand our business and remain competitive.

      Because of the specialized scientific nature of our business, we are highly dependent, in both our pre-clinical and clinical operations, upon qualified scientific, technical and managerial personnel. There is intense competition for qualified personnel in the pharmaceutical and biotechnology fields. Therefore, although traditionally we have experienced a relatively low turnover in our staff, in the future we may not be able to attract and retain the qualified personnel necessary for the conduct and further development of our businesses. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner, could have a material adverse effect on our ability to expand our businesses and remain competitive in the industries in which we participate.

Our contracts are generally terminable on little or no notice. Termination of a large contract for services or multiple contracts for services could adversely affect our revenue and profitability.

      In general, our agreements with clients provide that the client can terminate the agreements or reduce the scope of services under the agreements upon little or no notice. Clients may elect to terminate their agreements with us for various reasons, including:

•	unexpected or undesired study results;

•	inadequate patient enrollment or investigator recruitment;

•	production problems resulting in shortages of the drug being tested;

•	adverse patient reactions to the drug being tested; or

•	the client’s decision to forego or terminate a particular study.

      If a client terminates its contract with us we are generally entitled under the terms of the contract to receive revenue earned to date as well as certain other costs. In both our pre-clinical and clinical businesses, cancellations of any large contract or simultaneous cancellation of multiple contracts could materially adversely affect our business, financial condition and operating results.

Because most of our clinical development net service revenue is from long-term fixed-fee contracts, we would lose money in performing these contracts if our costs of performing those contracts were to exceed the fixed fees payable to us.

      Because most of our clinical development net service revenue is from long-term fixed price contracts, we bear the risk of cost overruns under these contracts. If the costs of completing these projects exceed the fixed fees for these projects, for example if we underprice these contracts or if there are significant cost overruns under these contracts, our business, financial condition and operating results could be adversely affected.

      Although the majority of our contracts with our pre-clinical clients are also fixed price contracts, we typically have more flexibility under those contracts to adjust the price to be charged if we are asked to provide additional services. These contracts also tend to have shorter terms than our clinical contracts. Therefore, we have less risk of underpricing or incurring significant cost overruns under our pre-clinical contracts. However, if we did have to bear significant costs of underpricing or cost-overruns under our pre-clinical contracts, our business, financial condition and operating results could be adversely affected.

Our future profitability could be reduced if we incur liability for failure to properly perform our obligations under our contracts with our clients.

      We are liable to our clients for any failure to conduct their studies properly according to the agreed upon protocol and contract. If we fail to conduct a study properly in accordance with the agreed upon procedures, we may have to repeat the study at our expense, reimburse the client for the cost of the study and pay additional damages.

      At our Phase I clinic in Edinburgh, we study the effects of drugs on healthy volunteers. In addition, in our clinical business we, on behalf of our clients, contract with physicians who render professional services, including the administration of the substance being tested, to participants in clinical trials, many of whom are seriously ill and are at great risk of further illness or death as a result of factors other than their participation in a trial. As a result, we could be held liable for bodily injury, death, pain and suffering, loss of consortium, or other personal injury claims and medical expenses arising from a clinical trial.

      To reduce our potential liability, informed consent is sought from each volunteer and we obtain indemnity provisions in our contracts with clients. These indemnities generally do not, however, protect us against certain of our own actions such as those involving negligence or misconduct. Our business, financial condition and operating results could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim that is not indemnified, that is outside the scope of an indemnity or where the indemnity, although applicable, is not honored in accordance with its terms.

      We maintain errors and omissions professional liability insurance in amounts we believe to be appropriate. This insurance provides coverage for vicarious liability due to negligence of the investigators who contract with us, as well as claims by our clients that a clinical trial was compromised due to an error or omission by us. If our insurance coverage is not adequate, or if our insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition and operating results could be materially and adversely affected.

Our clients retain us on an engagement-by-engagement basis, which reduces the predictability of our revenues and our profitability.

      Our clients generally retain us on an engagement-by-engagement basis. Costs of switching drug development services companies are not significant and after we complete a project for a client we do not know whether the same client will retain us in the future for additional projects. A client that accounts for a significant portion of our revenues in a given period may not generate a similar amount of revenues, if any, in subsequent periods. This makes it difficult for us to predict revenues and operating results. Since our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress, we may continue to incur costs and expenses based on our expectations of future revenues. This could have an adverse effect on our business, financial condition and operating results.

Our backlog is subject to reduction and cancellation and our failure to replace completed or cancelled backlog could reduce our future revenues and profitability.

      For our internal purposes, we periodically calculate backlog. Backlog represents the aggregate price of services that our clients have committed to purchase by signed contract or other written evidence of a firm commitment. Our aggregate backlog at December 31, 2002 was approximately $210 million. Our backlog is subject to fluctuations and is not necessarily indicative of future backlog or revenues. Cancelled contracts are removed from backlog. Our failure to replace items of backlog that have been completed, reduced in scope or cancelled could result in lower revenues.

If we are unable to implement our business strategy effectively we may not be able to expand our business and compete effectively.

      A significant aspect of our business strategy for our pre-clinical operations is to increase the capacity and broaden the service capability of these operations through continued capital investment and, to a lesser extent, through strategic acquisitions. If we fail to implement our expansion strategy for our pre-clinical development operations successfully, we may not be able to grow or remain competitive in this area.

      A significant aspect of our business strategy for our clinical operations is to emphasize our scientific and medical input, to maximize the number of value-added services that we provide and, to a lesser extent, to grow through strategic acquisitions. If we are not successful in implementing this strategy we may not be able to expand our clinical trials operations or remain competitive in this area.

      In addition, any acquisitions we undertake in implementing our business strategy may involve a number of special risks, including:

•	diversion of management’s attention;

•	potential failure to retain key acquired personnel;

•	assumptions of unanticipated legal liabilities and other problems; and

•	difficulties integrating systems, operations and corporate cultures.

We could be adversely affected if we fail to comply with regulatory standards.

      Many of the regulations that govern the pre-clinical and clinical development services industries empower regulatory authorities to compel an entity conducting pre-clinical or clinical operations to cease all or a portion of its activities if it fails to comply with regulatory standards. If we fail to comply with any existing or future government regulations, our non-complying facilities could be forced to cease operations, which could have a material adverse effect on our business, financial condition and operating results. Our failure to comply with regulatory standards could also result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities, either of which could have a material adverse effect on our business, financial condition and operating results. For example, if we were to fail to verify that informed consent is obtained from patient participants in connection with a particular clinical trial, the data collected from that trial could be disqualified, and we could be required to redo the trial under the terms of our contract at no further cost to our client, but at substantial cost to us.

Risks Related to Our Industry

We compete in a highly competitive market and if we do not compete successfully our business could be seriously harmed.

      The competitive landscape for our two core businesses varies. Nevertheless, both businesses primarily compete with in-house departments of pharmaceutical companies, other drug development services organizations, universities and teaching hospitals.

      We believe we are the third largest provider of pre-clinical safety evaluation services in the world, based on net service revenue. Our primary pre-clinical competitor on a global basis is Covance, although we also face competition from publicly traded companies such as Charles River Laboratories, Life Sciences Research and MDS Pharma, as well as from a number of privately-held companies. Certain of these competitors are also expanding their pre-clinical operations.

      The clinical development services market is highly fragmented, with participants ranging from hundreds of small, limited-service providers to a few full service drug development services organizations with global operations. We believe that we compete with a number of publicly traded companies, primarily Quintiles, PPD, Covance, MDS Pharma, Parexel, ICON and Kendle, as well as with a number of privately-held companies.

      In contrast to the pre-clinical drug development industry, the clinical drug development industry has few barriers to entry. Newer, smaller companies with specialty focuses, such as those aligned to a specific disease or therapeutic area, may compete aggressively against larger companies for clients.

      Increased competition might lead to price and other forms of competition that may adversely affect our operating results. Providers of outsourced drug development services compete on the basis of many factors, including the following:

•	reputation for on-time quality performance;

•	expertise, experience and stability;

•	scope of service offerings;

•	how well services are integrated;

•	strength in various geographic markets;

•	technological expertise and efficient drug development processes;

•	ability to acquire, process, analyze and report data in a time-saving, accurate manner; and

•	ability to manage large-scale clinical trials both domestically and internationally.

      We have traditionally competed effectively on the basis of the factors noted above, but we may not be able to continue to do so. If we fail to compete successfully, our business could be seriously harmed.

Health care industry reform could reduce or eliminate our business opportunities.

      The health care industry is subject to changing political, economic and regulatory influences that may affect the pharmaceutical and biotechnology industries. In recent years, several comprehensive health care reform proposals were introduced in the United States Congress. The intent of the proposals was, generally, to expand health care coverage for the uninsured and reduce the growth of total health care expenditures. While none of the proposals were adopted, the United States Congress may again address health care reform. In addition, foreign governments may also undertake health care reforms in their respective countries. Business opportunities available to us could decrease if the implementation of government health care reform adversely affects research and development expenditures by pharmaceutical and biotechnology companies.

Our business may be impaired by negative attention from special interest groups.

      Research activities with animals have been the subject of adverse attention, particularly in the United Kingdom. This has involved on-site protests and other demonstrations at facilities operated by certain of our competitors, clients and suppliers. Any negative attention or threats directed against our animal research activities in the future could impair our ability to operate our business efficiently and effectively. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures which utilize laboratory animals (as has been advocated by certain groups), the impact upon our business would be negative. However, we believe that this is unlikely as there are currently no acceptable alternatives to animal testing which would provide the scientific information necessary to obtain regulatory approval for pharmaceuticals.

Risks Related to this Offering

Our largest stockholders will continue to have significant control over us after this offering, and they may make decisions with which you disagree.

      Upon consummation of this offering, our management, Candover Investments PLC, together with Candover (Trustees) Limited (a wholly-owned subsidiary of Candover Investments PLC) and certain investment funds indirectly controlled by Candover Investments PLC will continue to own an aggregate of approximately 39% of our outstanding shares of common stock (35% if the underwriters’ over-allotment option is exercised in full). See “Principal and Selling Stockholders.” The interests of those Candover stockholders and our management could differ from those of other stockholders. Although they will no longer have majority voting control, as a result of their share ownership Candover Investments PLC and our management will continue to have significant control over us and any decisions relating to:

•	elections to our board of directors;

•	amendments to our certificate of incorporation;

•	our management and policies;

•	the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all our assets; and

•	a change in control of our company (which may have the effect of discouraging third party offers to acquire our company).

The market price of our shares of common stock could fluctuate significantly, and you may not be able to sell your common stock at a favorable price or at all.

      In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Wide fluctuations in the trading price or volume of our shares of common stock could be caused by many factors, including factors relating to our company or to investor perception of our company (including changes in financial estimates and recommendations by financial analysts who follow us) but also factors relating to (or relating to investor perception of) the drug development services industry, the pharmaceutical and biotechnology industries or the economy in general.

The sale of a substantial number of our shares of common stock in the public market could adversely affect the market price of our shares, which in turn could negatively impact your investment in us.

      Future sales of substantial amounts of our shares of common stock in the public market (or the perception that such sales may occur) could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future sales of our equity securities. Upon completion of this offering, we will have 39,351,359 shares of common stock issued and outstanding (including 333,904 shares which we expect to be issued upon exercise of stock options by certain of the selling stockholders and resold in this offering). All of the shares we and the selling stockholders are selling in this offering, plus any shares sold upon the exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, unless purchased by our affiliates. A number of our other shares also are freely tradeable. Upon completion of this offering, 15,283,868 of our shares of common stock will be restricted or control securities within the meaning of Rule 144 under the Securities Act of 1933 (13,790,087 shares of common stock if the underwriters’ over-allotment option is exercised in full). The rules affecting the sale of these securities are summarized under “Shares Eligible for Future Sale.” Following this offering, without giving effect to the over-allotment option, stockholders that collectively own 15,295,955 shares of our common stock will have registration rights with respect to their shares. See “Principal and Selling Stockholders — Registration Rights Agreement.” Upon any sale of those shares pursuant to an effective registration statement, the shares would be freely tradeable without restriction.

      Subject to certain exceptions described under the caption “Underwriting,” we and all of our directors and executive officers and certain of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Bear, Stearns & Co. Inc. for a period of 90 days from the date of this prospectus. When this period expires we and our locked-up stockholders will be able to sell our shares in the public market. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

      Our principal stockholders hold (and following completion of this offering will continue to hold) shares of our common stock in which they have a very large unrealized gain, and these stockholders may wish, to the extent they may permissibly do so, to realize some or all of that gain relatively quickly by selling some or all of their shares.

      We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

You will be immediately and substantially diluted if you purchase shares in this offering because the per share price in this offering is substantially higher than the net tangible book value of existing shares of common stock.

      If you purchase shares in this offering, you will pay more for your shares than the net tangible book value of existing shares of common stock. As a result, you will experience an immediate and substantial dilution in the net tangible book value of your shares of $16.22 per share, based on an assumed offering price of $17.95 per share. See “Dilution.” In addition, if outstanding options to purchase shares of common stock are exercised, there could be substantial additional dilution. See “Management — Executive Compensation” for information regarding outstanding stock options and additional stock options which we may grant.

We have implemented certain provisions that could make any change in our board of directors or in control of our company more difficult.

      Our certificate of incorporation, our bylaws and Delaware law contain provisions, such as provisions authorizing, without a vote of stockholders, the issuance of one or more series of preferred stock that could make it difficult or expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. We also have a staggered board of directors that makes it difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management and board of directors.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere.

      When used in this prospectus, the terms “believe,” “anticipate,” “estimate,” “expect,” “seek,” “intend,” “could,” “will,” “predict,” “plan,” “potential,” “continue,” and “may” or other similar terminology, or the negative of these terms, are generally intended to identify “forward-looking statements.” Our forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. We discuss these factors in more detail elsewhere in this prospectus, including under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” You should not place undue reliance on our forward-looking statements. We do not intend to update any of these factors or to publicly announce the result of any revisions to any of these forward-looking statements.

USE OF PROCEEDS

      We estimate that the net proceeds we will realize from the sale of the shares of common stock that we are offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $50.3 million. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

      We intend to use these net proceeds from this offering received by us to repay a portion of our outstanding bank debt and for general corporate purposes, including funding the continued growth and development of our business, selective acquisitions and working capital requirements.

      The amount of bank debt we expect to repay out of the net offering proceeds received by us is $15.0 million. At December 31, 2002, $50.0 million of our bank debt was outstanding under a term loan and $17.5 million of our bank debt was outstanding under a revolving credit facility. Both the term loan and the revolving credit facility borrowings presently bear interest at a rate equal to LIBOR plus 1.25%. Our term loan is repayable in semi-annual installments commencing June 2004, with the final installment due in June 2007. All revolving credit facility borrowings are due and payable not later than June 24, 2005. Our existing bank debt was incurred to refinance part of our indebtedness at the time of our initial public offering.

      Our management will have broad discretion to allocate the net proceeds from this offering. Pending application of the net proceeds from this offering to be received by us, we intend to invest the proceeds in investment-grade, short-term, interest-bearing investments.

PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on The Nasdaq Stock Market’s National Market under the symbol “IRGI.” Public trading of our common stock commenced on June 28, 2002. Prior to that time, there was no public trading market for our common stock. The following table sets forth the high and low sales prices for our common stock, as reported by Nasdaq, for the periods indicated:

	High	Low

2003:
First quarter (through February 14)	$21.65	$16.67
2002:
Fourth quarter	22.12	16.55
Third quarter	19.05	8.67
Second quarter (from June 28)	13.15	12.96

      On February 14, 2003, the last reported sale price or our common stock on The Nasdaq Stock Market’s National Market was $17.95 per share. As of February 12, 2003, there were approximately 25 holders of record of our common stock.

DIVIDEND POLICY

      We have not paid any dividends in the past and currently do not expect to pay cash dividends or make any other distributions in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as our board deems relevant. In addition, our ability to declare and pay dividends on our shares of common stock will be restricted by (i) covenants in our bank credit facility and (ii) our current corporate organizational structure, which imposes a significant tax burden on intercompany dividends and distributions of earnings to us by our operating subsidiaries.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2002 and a pro forma presentation in which our capitalization as of December 31, 2002 has been adjusted to give effect to the sale of 3,000,000 of our shares of common stock in this offering, as if that sale had been completed on December 31, 2002.

      We estimate that the net proceeds to us from this offering, based on an assumed offering price of $17.95 per share and after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $50.3 million. For purposes of the following table, we have assumed these proceeds will be used to repay $15 million of our outstanding bank debt (which at December 31, 2002 amounted to a total of $67.5 million, all of which was included in long-term debt) and for general corporate purposes.

      You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included in this prospectus beginning on page F-1.

	As of December 31, 2002

		Inveresk Research
	Inveresk Research	Group, Inc.
	Group, Inc.	Pro Forma

	(Dollars in thousands)
Total long-term debt	$67,985	$52,985
Shareholders’ equity:
Common stock	360	390
Additional paid-in capital	191,618	241,849
Accumulated deficit	(33,793)	(33,793)
Accumulated other comprehensive income (loss)	(5,782)	(5,782)

Total shareholders’ equity	152,403	202,664

Total capitalization	$220,388	$255,649

      The preceding table does not give effect to (i) the issuance of the 5,365,589 shares that have been authorized and reserved for issuance under our 2002 stock option plan as of the date of this prospectus (of which 2,600,399 shares are reserved for issuance under options already issued or exercised) or (ii) the receipt of the exercise price from selling stockholders exercising stock options in connection with their resale of shares in this offering.

DILUTION

      Our net tangible book value as of December 31, 2002, before giving effect to this offering, was approximately $17.4 million, or $0.48 per share.

      Purchasers of shares in this offering will experience dilution in net tangible book value per share equal to the difference between the amount per share paid by those purchasers in this offering and the net tangible book value per share immediately following this offering.

      After giving effect to the issuance of the 3,000,000 shares of common stock that we are selling in this offering at an assumed offering price of $17.95 per share, and after deducting underwriting discounts and commissions and estimated offering expenses that we will incur in connection with this offering, our pro forma net tangible book value as of December 31, 2002 would have been $67.6 million, or $1.73 per share. This represents an immediate increase in net tangible book value of $1.25 per share to existing stockholders. This also represents an immediate dilution of $16.22 per share to new investors purchasing shares from us in this offering. The following table illustrates this dilution per share:

	Per Share

Offering price		$17.95
Net tangible book value per share prior to this offering	$0.48
Increase in pro forma net tangible book value per share attributable to new investors	1.25

Pro forma net tangible book value per share after giving effect to the offering		1.73

Dilution in pro forma net tangible book value to new investors		$16.22

      The following table summarizes as of December 31, 2002, on a pro forma basis, the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by the investors purchasing common stock from us in this offering at the offering price of $17.95 per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total consideration
					Average Price
	Number	Percent	Amount	Percent	per share

Existing stockholders	36,004,777	92.3%	$157,773,499	74.6%	$4.38
New investors	3,000,000	7.7%	53,850,000	25.4%	17.95

Total	39,004,777	100.0%	$211,623,499	100.0%	$5.43

      The analysis presented in this table does not take into account (i) the 2,366,217 shares underlying stock options granted as of December 31, 2002 or (ii) the receipt of the exercise price from selling stockholders exercising stock options in connection with their resale of shares in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      You should read the selected consolidated financial information presented below in conjunction with the audited and unaudited consolidated financial statements appearing elsewhere in this prospectus and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The financial information presented below for the three years ended December 31, 2002, December 30, 2001 and December 31, 2000 and for the period from September 20, 1999 to December 26, 1999 reflects the financial position and results of operations of Inveresk Research Group, Inc. and Inveresk Research Group Limited, which became our direct subsidiary immediately before our initial public offering. The financial information presented for the period from December 28, 1998 to September 19, 1999 and for the year ended December 27, 1998 reflects the financial position and results of operations of our business while it was operated as a division of SGS Société Générale de Surveillance SA. The financial information presented for the year ended December 30, 2001 includes the results of operations of ClinTrials Research Inc. from April 5, 2001.

      The selected consolidated financial data presented below for the year ended December 31, 2002 were derived from the audited consolidated financial statements of Inveresk Research Group, Inc., which we prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and which we present in this prospectus beginning on page F-1. The selected consolidated financial data presented below for each of the two years ended December 30, 2001 and December 31, 2000 and the periods from September 20, 1999 to December 26, 1999 and from December 28, 1998 to September 19, 1999 were derived from the audited consolidated financial statements of Inveresk Research Group Limited, which we prepared in accordance with U.S. GAAP but which we do not present in this prospectus. The summary consolidated financial data presented below for the year ended December 27, 1998 were derived from unaudited financial statements prepared on the basis of data furnished by SGS Société Générale de Surveillance SA. Those unaudited financial statements, which SGS Société Générale de Surveillance SA prepared in accordance with U.S. GAAP, are not included in this prospectus.

      As a consequence of the adoption of FAS 142 with effect from January 1, 2002, the amortization expense shown for 2002 is not on a consistent basis of accounting with earlier periods. The impact of this is shown in Note 4 to our audited financial statements, which are presented in this prospectus beginning on page F-1.

Statement of Operations Data:

	Inveresk Research Group(1)(4)				Predecessor

	Year	52 Weeks	53 Weeks	September 20,	December 28,	52 Weeks
	Ended	Ended	Ended	to	1998 to	Ended
	December 31,	December 30,	December 31,	December 26,	September 19,	December 27,
	2002	2001	2000	1999	1999	1998

	(Dollars in thousands, except share and per share data)
Net service revenue	$222,462	$156,296	$65,540	$16,832	$47,088	$58,219
Direct costs excluding depreciation	(110,099)	(83,975)	(36,133)	(9,645)	(27,177)	(31,816)

	112,363	72,321	29,407	7,187	19,911	26,403
Selling, general and administrative expenses:
Compensation expense in respect of share options and management equity incentives	(53,020)	—	—	—	—	—
U.K. stamp duty taxes arising on change of ultimate parent company	(1,545)	—	—	—	—	—
Other selling, general and administrative expenses	(56,455)	(41,934)	(13,825)	(3,275)	(9,013)	(12,746)

Total selling, general and administrative expenses	(111,020)	(41,934)	(13,825)	(3,275)	(9,013)	(12,746)
Depreciation	(10,315)	(8,028)	(4,513)	(809)	(3,731)	(4,268)
Amortization of goodwill and intangibles(5)	—	(7,910)	(3,281)	(973)	(242)	(345)

Income (loss) from operations	(8,972)	14,449	7,788	2,130	6,925	9,044
Interest income (expense), net	(11,312)	(17,101)	(7,522)	(2,004)	(560)	195

Income (loss) before income taxes and extraordinary items	(20,284)	(2,652)	266	126	6,365	9,239
Provision for income taxes	(6,144)	(2,049)	(682)	(325)	(2,308)	(2,465)

Net income (loss) before extraordinary items	(26,428)	(4,701)	(416)	(199)	4,057	6,774
Extraordinary items	(1,581)	(419)	—	—	—	—

Net income (loss)	$(28,009)	$(5,120)	$(416)	$(199)	$4,057	$6,774

Earnings (loss) per share before extraordinary items(2)(3):
Basic	$(0.89)	$(0.22)	$(0.03)	$(0.01)	N/A	N/A
Diluted	$(0.89)	$(0.22)	$(0.03)	$(0.01)
Earnings (loss) per share after extraordinary items:(2)(3):
Basic	$(0.94)	$(0.24)	$(0.03)	$(0.01)	N/A	N/A
Diluted	$(0.94)	$(0.24)	$(0.03)	$(0.01)
Weighted average number of common shares outstanding:
Basic	29,735,957	21,489,571	15,803,724	15,803,724	N/A	N/A
Diluted	29,735,957	21,489,571	15,803,724	15,803,724
Dividends per share	$—	$—	$—	$—

Other Data:
Depreciation and amortization	$10,315	$15,938	$7,794	$1,782	$3,973	$4,613
Capital expenditures	$25,497	$11,145	$6,792	$1,307	$5,305	$6,725

Balance Sheet Data:

	Inveresk Research Group				Predecessor

	December 31,	December 30,	December 31,	December 26,	December 27,
	2002	2001	2000	1999	1998

	(Dollars in thousands)
Cash and cash equivalents	$19,909	$16,118	$9,686	$7,009	$4,039
Total assets	332,467	301,826	124,568	129,180	79,039
Current portion of long-term debt	217	127,648	3,080	3,261	1,041
Long-term debt	67,768	85,109	80,898	84,653	70
Total shareholders’ equity	152,403	(7,385)	247	712	37,109

(1)	Effective as of the beginning of 2002, our fiscal years end consistently on December 31 and our fiscal quarters end consistently on the last calendar day in the quarter. Before 2002, our fiscal years ended on the last Sunday on or prior to December 31 and our fiscal quarters ended on the last Sunday on or prior to the relevant quarter end.

(2)	Prior to September 20, 1999, our businesses were operated as a division of SGS Société Générale de Surveillance Holdings SA. Per share data for these periods is not meaningful and has not been presented.

(3)	As more fully described in note 4 to our audited financial statements, which are presented in this prospectus beginning on page F-1, historical earnings per share have been calculated as if the historical outstanding shares in Inveresk Research Group Limited had been converted to common stock in Inveresk Research Group, Inc., using a weighted average of the conversion ratios applicable to the change in ultimate parent company described elsewhere in this prospectus.

(4)	We have completed two significant acquisitions during the period covered by the selected consolidated financial information. These are the management buyout completed on September 20, 1999 and the acquisition of ClinTrials completed on April 5, 2001. A description of these acquisitions is given in the overview to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The accounting adopted and the effects of the acquisitions are discussed in note 3 to our audited financial statements, which are presented in this prospectus beginning on page F-1.

(5)	The information presented above for the year ended December 31, 2002 reflects the adoption of FAS 142 with effect from January 1, 2002. A summary of the effect of this accounting change is included in note 4 to our audited financial statements, which are presented in this prospectus beginning on page F-1.

Unaudited Pro Forma Condensed Consolidated Financial Information

      On July 3, 2002, we completed our initial public offering of 12 million shares of common stock at a price of $13 per share. The net proceeds from the initial public offering were used to repay $90.0 million of outstanding borrowings under our former bank facility and $52.4 million of our 10% unsecured subordinated loan stock due 2008.

      The share offering adjustments made to the unaudited pro forma condensed consolidated financial information reflect the anticipated net proceeds to us from this offering, calculated after deducting underwriting discounts and commissions and estimated offering expenses, of $3.6 million, and further reflect the application of $15.0 million of these net offering proceeds to the repayment of bank debt.

      The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 gives effect to the completion of our initial public offering and this offering, as if they had occurred on January 1, 2002. The unaudited pro forma condensed consolidated balance sheet data as of December 31, 2002 set forth below is presented as if this offering had been completed (and the proceeds applied to repayment of debt as described above) on December 31, 2002.

      The unaudited pro forma financial data is provided for illustrative purposes only. It does not purport to represent what our actual results of operations or financial position would have been had the transactions occurred on the respective dates assumed. It is also not necessarily indicative of our future operating results or consolidated financial position.

      The unaudited pro forma condensed consolidated information presented below does not reflect the exercise of stock options by any of the selling stockholders in connection with their resale of shares in this offering.

      The adjustments reflected in the following unaudited pro forma condensed consolidated financial information reflect estimates and assumptions made by our management that it believes to be reasonable. The following information should be read in conjunction with our consolidated financial statements, which are presented in this prospectus beginning on page F-1.

Inveresk Research Group

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2002

	Inveresk	Initial Public		This Share
	Research	Offering		Offering
	Group	Adjustments		Adjustments		Pro Forma

	(Dollars in thousands, except share and per share data)
Net service revenues	$222,462	$—		$—		$222,462
Direct costs excluding depreciation	(110,099)	—		—		(110,099)

	112,363	—		—		112,363
Selling, general and administrative expenses:
Compensation expense in respect of share options and management equity incentives	(53,020)	—		—		(53,020)
U.K. stamp duty taxes arising on change of ultimate parent company	(1,545)	—		—		(1,545)
Other selling, general and administrative expenses	(56,455)	—		—		(56,455)

Total selling, general and administrative expenses	(111,020)	—		—		(111,020)
Depreciation	(10,315)	—		—		(10,315)

Income (loss) from operations	(8,972)	—		—		(8,972)
Interest expense, net	(11,312)	5,605	(1)	600	(3)	(5,107)

Income (loss) before income taxes	(20,284)	5,605		600		(14,079)
Provision (benefit) for income taxes	(6,144)	(1,682	)(2)	(180	)(4)	(8,006)

Net income (loss) from continuing operations	$(26,428)	$3,923		$420		$(22,085)

Earnings (loss) per share
Basic	$(0.89)					$(0.57)
Diluted	$(0.89)					$(0.57)
Number of shares used in calculating earnings (loss) per share
Basic	29,735,957					38,768,744
Diluted	29,735,957					38,768,744

      (1) The adjustments for our initial public offering described above reflect an adjustment of $5.6 million to eliminate the actual interest expense recorded prior to July 5, 2002 associated with the indebtedness repaid out of the proceeds of our initial public offering. That indebtedness consisted of (i) bank debt with a principal balance of $90.0 million bearing interest at 6.4% per year (an interest expense for 186 days of $2.9 million) and (ii) $52.4 million principal amount of 10% unsecured subordinated loan stock due 2008 bearing interest at 10% per year (an interest expense for 186 days of $2.7 million).

      (2) The increase in income tax expense arising because of the reduction in interest expense of $5.6 million is $1.7 million. This reflects the U.K. tax rate of 30% applied to the increase in taxable income of $5.6 million.

      (3) The adjustments for this offering described above reflect an adjustment of $0.6 million to interest expense to reflect the elimination of interest expense at 4.0% associated with the $15.0 million of proceeds from the offering used to repay long-term bank debt. We expect there to be additional interest income arising on the remainder of the proceeds from the offering, but no adjustment has been made to reflect any such income in the above pro forma condensed consolidated statement of operations.

      (4) The increase in income tax expense arising because of the reduction in interest expense of $0.6 million is $0.2 million. This reflects the U.K. tax rate of 30% applied to the increase in taxable income of $0.6 million.

      Pro forma unaudited earnings per share are based on the pro forma unaudited net income (loss) from continued operations divided by 38,768,744 shares of common stock. The number of shares of common stock is the weighted average number of shares outstanding during 2002, calculated as if this offering was completed on January 1, 2002.

Inveresk Research Group

Unaudited Pro Forma Condensed Consolidated Balance Sheet at December 31, 2002

	Inveresk	Share
	Research	Offering
	Group	Adjustments		Pro Forma

	(Dollars in thousands)
Current assets
Cash and cash equivalents	$19,909	$35,261	(3)	$55,170
Other current assets	68,418	—		68,418

Total current assets	88,327	35,261		123,588
Property, plant and equipment	108,570	—		108,570
Intangible assets	135,043	—		135,043
Other assets	527	—		527

	$332,467	$35,261		$367,728

Current liabilities
Current portion of long-term debt	217	—		217
Other current liabilities	76,681	—		76,681

Total current liabilities	76,898	—		76,898
Deferred income taxes	22,139	—		22,139
Long-term debt	67,768	(15,000	)(2)	52,768
Pension obligation	13,259	—		13,259
Shareholders’ equity
Total shareholders’ equity	152,403	50,261	(1)	202,664

	$332,467	$35,261		$367,728

      (1) The share offering adjustments reflect an increase in shareholders’ equity of $50.3 million, consisting of $53.9 million of new share capital less $3.6 million of costs relating to the offering.

      (2) Reflects $15.0 million of the net proceeds being used to repay bank debt classified as long-term debt.

      (3) Reflects the balance of the net proceeds of $35.3 million being used to increase cash and cash equivalents.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and our unaudited pro forma condensed consolidated financial data, including the related notes, contained elsewhere in this prospectus.

Recent Corporate History and Overview

      On September 20, 1999, we completed a management buyout supported by Candover Investments PLC. In that transaction, Inveresk Research Group Limited, a newly created Scottish company, acquired the businesses that comprise our European pre-clinical operations, our Phase I clinical trials operations located in Edinburgh and the original Inveresk Research Phase II-IV clinical development services operations. As part of the transaction, we also acquired Inveresk Research North America, Inc., which operated a small Phase II-IV clinical development services business located in the United States. The total acquisition cost was $78.8 million, net of cash acquired of $9.1 million. In connection with financing this acquisition we received a $0.8 million equity investment from Candover Investments PLC, Candover (Trustees) Limited (a wholly-owned subsidiary of Candover Investments PLC), certain investment funds indirectly controlled by Candover Investments PLC and management, borrowed $43.8 million from certain of these Candover entities by issuing to them 10% unsecured subordinated loan stock due 2008 and borrowed $41.4 million under bank credit facilities.

      The financial information in this document divides the 1999 financial year into two periods — the period prior to September 20, 1999, when the original Inveresk Research businesses were under the ownership and control of its previous parent company, and the post acquisition period from September 20, 1999 to December 26, 1999.

      On April 5, 2001, we completed the acquisition of ClinTrials. The total acquisition cost was $115.1 million, net of cash acquired of $5.7 million. To finance this acquisition we received a $0.4 million additional equity investment from Candover Investments PLC, Candover (Trustees) Limited and certain investment funds indirectly controlled by Candover Investments PLC, borrowed $64.8 million from certain of these Candover entities by issuing to them an additional 10% unsecured subordinated loan stock due 2008 and borrowed $93.7 million under bank credit facilities, $38.3 million of which was used to repay loans under other credit facilities.

      Effective June 25, 2002, we changed our ultimate parent company from a company organized in Scotland to a corporation organized in Delaware.

      On July 3, 2002, we completed our initial public offering of 12 million shares of common stock at a price of $13 per share. The net proceeds from the offering, together with drawings under our new bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008.

      We were highly leveraged from the time of our management buyout in 1999 until the completion of our initial public offering. This leverage was due in part to the structure of our management buyout and in part to the incurrence of additional significant indebtedness in connection with our acquisition of ClinTrials in 2001. Our interest expense has therefore been high in relation to our income before taxes. We believe that, because of the size of our interest expense during the period preceding the completion of our initial public offering, our income from operations (i.e., before interest income and interest expenses) is a better measure of the past performance of our businesses than income (or loss) before income taxes or net income (loss). We intend to use a portion of the net proceeds from this offering to repay some of the indebtedness under our existing credit facility.

      We operate in two segments for financial reporting purposes: pre-clinical and clinical. The following table shows, for the periods indicated, a summary of our financial performance by business segment.

	Year ended	Year ended	Year ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Net service revenue:
Pre-clinical	$142,174	$95,172	$45,136
Clinical	80,288	61,124	20,404

	222,462	156,296	65,540

Direct costs excluding depreciation:
Pre-clinical	(62,959)	(44,952)	(22,666)
Clinical	(47,140)	(39,023)	(13,467)

	(110,099)	(83,975)	(36,133)

Selling, general and administrative expenses:
Pre-clinical	(27,772)	(21,907)	(9,850)
Clinical	(21,728)	(15,619)	(2,278)
Corporate overhead:
Other selling, general and administrative expenses	(6,955)	(4,408)	(1,697)
Compensation expense in respect of share options and management equity incentives	(53,020)	—	—
U.K. stamp duty taxes arising on change of ultimate parent company	(1,545)	—	—

	(111,020)	(41,934)	(13,825)

Depreciation:
Pre-clinical	(7,939)	(6,062)	(4,158)
Clinical	(2,376)	(1,966)	(355)

	(10,315)	(8,028)	(4,513)

Amortization of goodwill and intangibles:(1)
Pre-clinical	—	(4,293)	(2,364)
Clinical	—	(3,617)	(917)

	—	(7,910)	(3,281)

Income (loss) from operations:
Pre-clinical	43,504	17,958	6,098
Clinical	9,044	899	3,387
Corporate overhead including compensation expense and UK stamp duty and other selling, general and administrative expenses	(61,520)	(4,408)	(1,697)

	(8,972)	14,449	7,788
Interest expense, net	(11,312)	(17,101)	(7,522)

Income (loss) before income taxes and extraordinary items	(20,284)	(2,652)	266
Provision for income taxes	(6,144)	(2,049)	(682)

Net income (loss) before extraordinary items	(26,428)	(4,701)	(416)
Extraordinary items	(1,581)	(419)	—

Net income (loss)	$(28,009)	$(5,120)	$(416)

(1)	FAS 142 was adopted with effect from January 1, 2002. As a consequence, there is no amortization of goodwill in 2002. The effect of adoption of FAS 142 is shown in Note 4 to our audited financial statements, which are presented in this prospectus beginning on page F-1.

      The following table summarizes the above results of operations as a percentage of net service revenue:

	Year ended	Year ended	Year ended
	December 31,	December 30,	December 31,
	2002	2001	2000

Net service revenue:
Pre-clinical	100.0%	100.0%	100.0%
Clinical	100.0%	100.0%	100.0%
Total	100.0%	100.0%	100.0%
Direct costs excluding depreciation:
Pre-clinical	44.3%	47.2%	50.2%
Clinical	58.7%	63.8%	66.0%
Total	49.5%	53.7%	55.1%
Selling, general and administrative expenses:
Pre-clinical	19.5%	23.0%	21.8%
Clinical	27.1%	25.6%	11.2%
Total(1)	49.9%	26.8%	21.1%
Depreciation:
Pre-clinical	5.6%	6.4%	9.2%
Clinical	3.0%	3.2%	1.7%
Total	4.6%	5.1%	6.9%
Amortization of goodwill and intangibles:
Pre-clinical	0.0%	4.5%	5.2%
Clinical	0.0%	5.9%	4.5%
Total	0.0%	5.1%	5.0%
Income (loss) from operations:
Pre-clinical	30.6%	18.9%	13.5%
Clinical	11.3%	1.5%	16.6%
Total(1)	(4.0)%	9.2%	11.9%
Interest expense, net	(5.1)%	(10.9)%	(11.5)%
Income (loss) before income taxes and extraordinary items	(9.1)%	(1.7)%	0.4%

(1)	Including corporate overhead.

      Net service revenue. We recognize revenue as costs are incurred and include estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs (cost-to-cost type of percentage-of-completion method of accounting). We recognize revenue related to contract modifications when realization is assured and the amounts can be reasonably determined. When estimated contract costs indicate that a loss will be incurred on a contract, the entire loss is provided for in such period.

      Costs associated with contracting with third party investigators are excluded from net service revenue where they are the direct responsibility of the clients and are passed through to our clients without any mark-up.

      Once a contract for a pre-clinical or clinical trial has been signed, the commencement date may vary depending upon the preparedness of the client’s drug candidate and our capacity availability.

      Direct costs excluding depreciation. These comprise the costs of the direct work force, laboratory consumables and other direct costs associated with the studies we perform for clients.

      Selling, general and administrative expenses. These comprise administration costs, marketing expenditure and overhead costs such as the costs of running our facilities that are not allocated to direct costs. These expenses also include corporate overhead costs that are not directly attributable to our operating businesses and include certain costs related to group management, insurance, marketing, professional fees and property.

      Depreciation and amortization. Depreciation represents the depreciation charged on our tangible fixed assets in accordance with the accounting policies set out in Note 4 of our consolidated financial statements included herein, Summary of Significant Accounting Policies — Property, Plant and Equipment. Amortization represents the amortization of goodwill and other intangible assets over their estimated useful lives. As described in Note 4 of our consolidated financial statements included herein, Summary of Significant Accounting Policies — Intangible Assets, the accounting policy relating to amortization of goodwill changed with effect from January 1, 2002 such that, unless it is necessary to record an impairment of the goodwill, no amortization of the goodwill is recorded after January 1, 2002.

      Interest expense (net). Prior to completion of our initial public offering in July 2002 this included interest on our bank debt and our 10% unsecured subordinated loan stock due 2008. The bank debt bore interest at rates that ranged between LIBOR plus 2.25% and LIBOR plus 2.75%. The unsecured subordinated loan stock due 2008 accumulated interest at a fixed rate of 10%. We entered into an interest rate cap and collar transaction in 1999 on borrowings in connection with our management buyout. In 2001 we entered into two interest rate swap arrangements in connection with the incremental borrowings used to fund the ClinTrials acquisition. These swaps had the effect of fixing the LIBOR rate at 6.03% on the pounds sterling borrowings and 5.41% on the Canadian dollar borrowings. In years prior to 2001, interest expense included the amortization of costs associated with the cap and collar transaction, in line with the accounting standards then in force. In 2001, interest expense included the cost of recording the cap and collar transaction and the interest rate swaps at their fair values.

      Shortly after the completion of our initial public offering, we used the net proceeds from the offering, together with borrowings under our new bank credit facility and existing cash resources, to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008. The interest rate hedges entered into in connection with our previously outstanding bank borrowings were subsequently terminated.

      At February 15, 2003 we had bank borrowings of $65.0 million outstanding under the credit facility that we put in place at the time of our initial public offering. These bank borrowings bear interest at floating LIBOR based rates. We have entered into two interest swap arrangements related to these borrowings. The first arrangement is an interest rate swap that has a notional amount of $50 million and expires on October 5, 2005. Under this arrangement the interest rate on $50 million of our debt due under our credit facility is fixed at 4.23%. The second arrangement is an interest rate swap that has a notional amount of $10 million and expires on October 5, 2004. Under this arrangement the interest rate on $10 million of our debt due under our credit facility is fixed at 3.77%. The interest expense in the fourth quarter of 2002 included the cost of marking the value of these swaps to their market value at December 31, 2002.

Critical Accounting Policies and Estimates

      Our significant accounting policies are described in Note 4 to our consolidated financial statements, which are presented in this prospectus beginning on page F-1. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage-of-completion method of accounting. In addition, the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A discussion of our critical accounting policies and areas where significant estimates are made is set forth in the following paragraphs.

Revenue Recognition

      The majority of our revenues are recorded from fixed-price contracts on a percentage-of-completion basis based on assumptions regarding the estimated cost of completion of the work. Each month costs are accumulated on each project and compared to the budget for that particular project. This determines the percentage-of-completion on the project. This percentage is multiplied by the contract value to determine the amount of revenue that can be recognized. Each month or each quarter, management reviews the budget on each project to determine if the assumptions within the budget are still correct and budgets are adjusted accordingly. As the work progresses, original estimates might be deemed incorrect due to revisions in the scope of work or other factors and a contract modification might be negotiated with the customer to cover additional costs. We bear the risk of cost overruns. In the past, we have had to commit unanticipated resources to complete projects, resulting in lower gross margins on those projects. We might experience similar situations in the future. Should our estimated costs on fixed price contracts prove to be low in comparison to actual costs, future margins could be reduced, absent our ability to negotiate a contract modification. We accumulate information on each project to refine our bidding process. Historically, the majority of our estimates and assumptions have been materially correct, but these estimates might not continue to be accurate. Clients generally may terminate a study at any time, which might cause unplanned periods of excess capacity and reduced revenues and earnings. To offset the effects of early terminations of significant contracts, we attempt to negotiate the payment of an early termination fee as part of the original contract.

Reserve for Losses on Contracts

      We have a reserve for losses on contracts which is split between “Unbilled Receivables, net” and “Accrued Expenses” on our Consolidated Balance Sheets. This reflects the fact that our revenue recognition process involves a significant element of judgement in order to estimate the outcome of each contract and that there may be instances where the estimated costs are not covered by the estimated contract revenues. In such instances, we accrue for the whole of the estimated loss on the contract as soon as the estimated loss is identified. We believe our reserve for losses on contracts was adequate as of December 31, 2002 based on our experience of performing contractual work for clients. However, no assurances can be given that actual losses will not exceed the recorded reserve.

Pensions

      Certain of our U.K. based subsidiaries maintain a defined benefit pension plan. This plan provides benefits to substantially all employees and former employees of these subsidiaries in the U.K. On December 31, 2002 this plan was closed to new entrants but it will continue to provide benefits to existing beneficiaries (including existing employees who have not yet retired).

      The net periodic pension charge for the defined benefit pension plan was $3.5 million for the year ended December 31, 2002, $2.8 million for the 52 weeks ended December 30, 2001 and $2.4 million for the 53 weeks ended December 31, 2000. These charges have been calculated based upon a number of actuarial assumptions. These include an expected long-term rate of return on our plan assets, expected long-term rates of compensation increase, price inflation, expected rates of increase for pensions in payment and the discount rate applicable to the plan liabilities.

      We review these assumptions annually. At December 31, 2002 the assumptions were as follows:

Expected return on plan assets	7.5%
Rate of compensation increase	3.5%
Rate of increase in pensions	2.0%
Price inflation	2.0%
Discount rate	5.6%

      If experience were to differ from these assumptions there would be an impact on our pension liability.

      Our pension plan assets are valued at their market value at the end of each year. The allocation of our pension plan assets is approximately 80% equities and 20% fixed interest securities. The expected rate of return established at December 30, 2001 and used during 2002 was 6%. As a result of the negative return on investments actually achieved in 2002 we believe that there is greater potential for growth than was the case a year ago and our long term expected rate of return on plan assets at December 31, 2002 is 7.5%. This change of 1.5% will, in isolation, reduce our 2003 pension expense before taxes by approximately $0.6 million.

      The discount rate is set as the yield on AA- rated corporate bonds. The discount rate was 6.0% at December 30, 2001 and this rate was used to determine the interest cost element of our pension expense in 2002. At December 31, 2002 the discount rate has reduced to 5.6%. This change, in the absence of any other factors, increases our projected benefit obligation by approximately $6.6 million. Such an increase would lead to additional amortization expense in 2003 of approximately $0.4 million. However there are other factors, including the negative return in 2002 on the pension plan assets which will impact our 2003 amortization expense and the actual anticipated increase in the 2003 amortization expense is described in the following paragraph.

      The projected benefit obligations under our defined benefit plan exceed the fair value of the pension plan assets at December 31, 2002 by $24.3 million. This deficit has increased by $14.9 million during 2002 from $9.4 million at the start of the year. The deficit is of a magnitude that Statement of Financial Accounting Standards (“FAS”) 87 requires us to record additional amortization of the deficit through our income statement in 2003 amounting to $0.8 million. The additional amortization expense through 2002 was $0.1 million and thus we anticipate that in 2003 the amortization of the deficit element of our pension expense will increase by $0.7 million.

      Our actuaries also calculate the accumulated benefit obligation of the plan at the end of each year and we are required to record an additional liability if the value of the plan assets and the net liabilities recognized is less than the accumulated benefit obligation. In consequence, at December 30, 2001 we recorded an additional liability of $1.6 million and at December 31, 2002 we recorded a further $8.0 million to bring the total additional liability recorded to $9.6 million.

      This additional charge is recorded through other comprehensive income net of deferred taxes and does not affect the income statement. However, it does reduce shareholders’ equity. Shareholders’ equity is used as one figure in the covenant calculations set out in our bank facility agreement and while we are currently in compliance with our covenants, if the deterioration of the funding position of the pension plan continues in the future and we are required to record further liabilities in future years, this could impact compliance with our bank covenants.

Implementation of FAS 142 on January 1, 2002

      The statement of operations for the year ended December 31, 2002 does not include any expenses in respect of the amortization of goodwill and intangibles. FAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), which became effective on January 1, 2002, altered the treatment of goodwill. Goodwill is no longer subject to amortization through the statement of operations. Instead, goodwill is subject to impairment testing on at least an annual basis. The following table contains a presentation of our income before extraordinary items, net income (loss) and related per share amounts, calculated as if FAS 142 had been in effect throughout the periods presented.

	Year ended	52 weeks ended	53 weeks ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands except
	share and per share amounts)
Net income (loss) before extraordinary items	$(26,428)	$2,378	$2,529

Net income (loss)	$(28,009)	$1,959	$2,529

Earnings (loss) per share before extraordinary items:
Basic	$(0.89)	$0.11	$0.16
Diluted	$(0.89)	$0.11	$0.16
Earnings (loss) per share after extraordinary items:
Basic	$(0.94)	$0.09	$0.16
Diluted	$(0.94)	$0.09	$0.16
Weighted average number of common shares outstanding:
Basic	29,735,957	21,489,571	15,803,724
Diluted	29,735,957	21,489,571	15,803,724

      In accordance with FAS 128 there is no dilution shown in the above table in relation to the share options outstanding in the years ended December 30, 2001 and December 31, 2000. This is because exercise of all the options concerned was conditional upon completion of a listing of our shares on a recognized stock exchange and this condition had not been satisfied at either year end.

Earnings Charges in Respect of the Change in Ultimate Parent Company and in Respect of Equity-Based Compensation

      The transactions through which we changed our ultimate parent company had several effects that required us to take charges against earnings in 2002. These charges comprised:

(i) Stamp Duty Taxes. As a result of the change in our ultimate parent company we were required to pay stamp duty taxes to the U.K. Inland Revenue. The aggregate amount of the stamp duty taxes paid by us in connection with this transaction was $1.5 million.

(ii) A Compensation Charge in Respect of a Change in the Relative Equity Ownership of Certain Members of Management. Under the terms of a management incentive scheme originally put in place at the time of our leveraged buy-out in 1999, management’s percentage ownership of our common stock increased as a consequence of the change in our ultimate parent company. We were required under applicable accounting rules to record a compensation expense, or charge, equal to the increase in value of the equity ownership position of management resulting from the increase in their percentage ownership of us. This compensation expense amounted to $29.1 million.

(iii) A Compensation Charge in Respect of Certain Outstanding Employee Stock Options. Due to certain features of the stock options granted by us prior to the initial public offering, we were required to record a compensation expense in connection with the offering of $19.4 million. In addition, we recorded a further charge of $4.5 million for compensation expense on the amendment and exercise of share options in the first quarter of 2002.

      In addition to the above, we also expect to incur compensation-related charges when certain of our U.K.-based employees exercise stock options issued before the date of our initial public offering. This is because we will be required to pay U.K. National Insurance contributions at the time of exercise based on the profit realized when the option is exercised.

      If all the relevant options were exercised when our shares were trading at our initial public offering price of $13 per share, the compensation charge would be $1.3 million. If all the relevant options were exercised when our shares were trading at $25 per share, the charge would increase to $1.5 million. In the period from our initial public offering to December 31, 2002, we incurred compensation charges related to U.K. National Insurance Contributions on the exercise of these stock options amounting to $0.1 million. In this offering, some of the selling stockholders will sell shares they will acquire by exercising options. We expect to incur compensation charges related to U.K. National Insurance Contributions of approximately $0.4 million at the time of exercise of these options.

Exchange Rate Fluctuations

      Our consolidated financial statements are prepared in U.S. dollars. Our principal businesses are based in the United States, the United Kingdom and Canada. Our United Kingdom and Canadian operations record their transactions in local currencies. Accordingly, fluctuations in the pound sterling and Canadian dollar exchange rates will impact the results of operations reported in U.S. dollars.

      The results of our non-U.S. operations have been translated from pounds sterling and Canadian dollars using the following average exchange rates:

	U.S. Dollars per	U.S. Dollars per
Fiscal Year	Pound Sterling	Canadian Dollar

2000	$1.5156	N/ A
2001	1.4405	$0.6428 (1)
2002	1.5032	0.6368

(1)	Average for the period from April 5, 2001, the date we acquired ClinTrials, to December 30, 2001.

      The following table sets forth the percentage of our net service revenue arising in the United Kingdom and Canada:

Fiscal year	United Kingdom	Canada

2000	98%	0%
2001	54%	31%
2002	46%	38%

      Our Canadian business invoices a significant proportion of its revenues in U.S. dollars, although its costs are largely in Canadian dollars. This can result in transaction exchange gains or losses that are reflected in its statement of operations. The foreign currency gains or losses recognized in the statement of operations and included in “Selling, general and administrative expenses” were a loss of $0.4 million for the fiscal year ended December 31, 2002, a gain of $1.2 million for the fiscal year ended December 30, 2001 and a loss of less than $0.1 million for the fiscal year ended December 31, 2000.

Results of operations

Fiscal 2002 compared to fiscal 2001

      Net service revenue. Our aggregate net service revenue in 2002 was $222.5 million, an increase of $66.2 million, or 42%, over 2001 net service revenue of $156.3 million.

      Pre-clinical. Net service revenue in 2002 was $142.2 million, an increase of $47.0 million, or 49%, over revenues of $95.2 million in 2001. The Canadian pre-clinical operations of ClinTrials, which we acquired in April 2001, contributed $84.6 million to net revenue in 2002 compared to $48.2 million for the nine month post acquisition period in 2001. Net service revenue for the (non-ClinTrials) balance of our pre-clinical business increased by $10.6 million, or 23% (17% when expressed in local currency). Net service revenue from the pre-clinical operations of ClinTrials increased by $21.2 million, or 33%, in 2002 compared to 2001 (including the period prior to April 6, 2001 when we acquired ClinTrials). Movements in exchange rates did not have a material impact on the net service revenue of these operations in 2002.

      Our pre-clinical business experienced exceptional demand for its services in 2002, both for toxicology and laboratory sciences services. As a consequence of this, and particularly the high levels of utilization in our toxicology facilities, in 2002 we focused on shifting this business segment’s revenue mix further towards higher value-added, higher margin specialty services, such as inhalation and infusion toxicology studies. In parallel with this shift, our laboratory sciences business benefited in 2002 from increased demand in connection with the provision of specialty toxicology services by us, as well as through increased demand for its services independent of our toxicology services business, reflecting our continuing strategy to increase the proportion of our revenues generated by our laboratory science services business within our pre-clinical business segment.

      Clinical. Net service revenue from our clinical operations in 2002 was $80.3 million, an increase of $19.2 million, or 31%, over revenues of $61.1 million in 2001. The clinical operations of ClinTrials contributed $55.7 million to net revenue in 2002 compared to $40.4 million for the nine month post acquisition period in 2001. Net service revenue for the (non-ClinTrials) balance of our clinical business increased by $3.9 million or 19% (14% when expressed in local currency). Net service revenue from the ClinTrials clinical operations increased by $6.3 million, or 13%, in 2002 compared to 2001 (including the period prior to April 6, 2001 when we acquired ClinTrials), or 11% when expressed in local currency.

      The Phase II-IV business experienced a 16% increase in net service revenues in 2002 compared to 2001 (including the period prior to April 5, 2001 for the acquired ClinTrials businesses) reflecting higher activity levels in those operations and improved hourly revenue recovery rates as we replaced old, less profitable ClinTrials contracts with more appropriately priced new business. Our Phase I clinic experienced growth in net service revenues of 9% in 2002 compared to 2001.

      Direct costs excluding depreciation. In 2002 direct costs excluding depreciation totaled $110.1 million, an increase of $26.1 million, or 31%, from $84.0 million in 2001. Direct costs were 49% of net service revenue in 2002 compared to 54% in 2001.

      Pre-clinical. Direct costs excluding depreciation of our pre-clinical business in 2002 were $63.0 million, an increase of $18.0 million, or 40%, over costs of $45.0 million in 2001. In 2002, these costs were 44% of net service revenue, compared to 47% in 2001. This improvement in gross margins reflects a continued emphasis by management of our pre-clinical business on cost control and improved business processes at a time when demand for our higher value-added, higher margin toxicology and laboratory sciences services have increased significantly.

      Clinical. Direct costs excluding depreciation of our clinical business in 2002 were $47.1 million, an increase of $8.1 million, or 21% over costs of $39.0 million in 2001. In 2002 these costs were 59% of net service revenues compared to 64% in 2001 reflecting the continued focus of the management of our clinical business on improved contract pricing and cost control, particularly in the former ClinTrials businesses.

      Selling, general and administrative expenses. In 2002 selling, general and administrative expenses totaled $111.0 million as compared to $41.9 million in 2001. In 2002, an aggregate of $54.6 million of these expenses consisted of charges associated with our initial public offering and related change in ultimate parent company. Excluding these charges, selling, general and administrative expenses represented 25% of net service revenues in 2002, compared with 27% in 2001.

      Pre-clinical. Selling, general and administrative costs in 2002 were $27.8 million, an increase of $5.9 million, or 27%, from $21.9 million in 2001. Approximately $1.5 million of this increase was attributable to transaction exchange losses, which realized a loss of $0.3 million in 2002 as compared to a gain of $1.2 million in 2001. When expressed as a percentage of net service revenue, selling, general and administrative costs declined to 20% in 2002, from 23% in 2001, reflecting a continued emphasis by the management of our pre-clinical business on cost control and improved business processes at a time when revenues increased significantly.

      Clinical. Selling, general and administrative costs in 2002 were $21.7 million, an increase of $6.1 million, or 39%, from $15.6 million in 2001. When expressed as a percentage of net service revenue, selling, general and administrative costs were 27% in 2002, compared to 26% in 2001. The principal reason for this increase is the inclusion of the higher costs (relative to net service revenue) of the acquired ClinTrials businesses for the whole of 2002 compared to only nine months in 2001.

      Corporate overhead. Corporate overhead in 2002 includes a compensation charge of $23.9 million in respect of stock options, a charge of $29.1 million in respect of other equity-based compensation and a charge of $1.5 million relating to stamp duty taxes payable on the change of ultimate parent company effected by us immediately before our initial public offering. Other corporate overhead amounted to $7.0 million. The increase in other corporate overhead of $2.5 million, or 58%, over 2001 is due primarily to the additional costs associated with becoming a publicly listed company.

      Amortization of intangible assets. Pursuant to the requirements of FAS 142 which took effect from January 1, 2002, our 2002 results reflect no amortization of goodwill or intangible assets. Amortization of intangible assets in 2001 amounted to $7.9 million.

      Income from operations. In 2002 the loss from operations amounted to $9.0 million after giving effect to compensation expenses and stamp duty costs of $54.6 million. Income from operations in 2001 amounted to $22.4 million, or 14% of net service revenue, after excluding from the calculation an amortization expense incurred in that year of $7.9 million.

      Pre-clinical. Income from operations in our pre-clinical business increased to $43.5 million in 2002 compared to $18.0 million in 2001.

      Clinical. Income from operations in our clinical business was $9.0 million in 2002 compared to $0.9 million in 2001.

      Interest expense. Interest expense in 2002 was $11.3 million, a reduction of $5.8 million, or 34%, from $17.1 million in 2001. In the first half of 2002, interest expense increased by $3.3 million compared to the equivalent period in 2001. This increase was due principally to increases in borrowings used to finance the acquisition of ClinTrials in April 2001. Immediately following our initial public offering, at the start of the third quarter of 2002, we refinanced our outstanding bank borrowings and our 10% unsecured subordinated loan stock due 2008 using proceeds from the offering, borrowings under a new bank credit facility and our existing cash resources. As a result, our total debt declined from $223.1 million to $74.3 million at July 31, 2002. Principally as a result of this reduction in total debt our interest expense for the six months ended December 31, 2002 was $9.1 million lower than our interest expense for the corresponding period in 2001. In the fourth quarter of 2002, our interest expense includes a charge of $1.1 million, reflecting a mark-to-market revaluation of the interest rate swaps we entered into during the third quarter of 2002. The interest expense of $17.1 million that we incurred in 2001 included a charge of $2.1 million, reflecting a mark-to-market revaluation of our previous interest rate hedges.

      Provision for income taxes. Our provision for income taxes in 2002 was $6.1 million, or 18% of adjusted income before taxes of $34.3 million (calculated without giving effect to the compensation expense and stamp duty taxes of $54.6 million). U.K. and Canadian Federal research and development tax credits amounted to $7.5 million, or 22% of adjusted income before taxes. In 2001 our provision for taxes was $2.0 million on losses before income taxes of $2.7 million. This provision in 2001 was required because, even though we reported a loss on a consolidated basis for that year, a number of our subsidiaries were profitable.

      Extraordinary items. The extraordinary item of $1.6 million we reported for 2002 relates to the write-off of deferred debt issue costs on our 10% unsecured subordinated loan stock due 2008 and on the bank credit facility we terminated and replaced following our initial public offering. This amount is net of a tax benefit of $0.4 million. The extraordinary item reflected in our statement of operations for 2001 was the write-off of deferred debt issue costs on a bank facility that was cancelled and replaced at the time of the ClinTrials acquisition in April 2001.

Fiscal 2001 compared to Fiscal 2000

      Net service revenue. Net service revenue in 2001 was $156.3 million, an increase of $90.8 million, or 138%, over 2000 net service revenue of $65.5 million.

      Pre-clinical. Net service revenue in 2001 was $95.2 million, an increase of $50.1 million, or 111%, over revenues of $45.1 million in 2000. The acquisition of the Canadian pre-clinical operations of ClinTrials in April 2001 increased net service revenue in 2001 by $48.2 million, or 107%. Net service revenue for the original Inveresk Research pre-clinical operations increased by $1.9 million, or 4%. Net service revenue for the original Inveresk Research pre-clinical operations when expressed in local currency, pounds sterling, grew by 10% in 2001. Net service revenue from our acquired Canadian pre-clinical operations increased by $5.0 million, or 12%, for the period from April 6, 2001 (the date we acquired ClinTrials) to December 30, 2001 over revenues of $43.2 million in the comparable period from April 2000 to December 31, 2000 when such operations were under prior ownership. Net service revenue for our Canadian pre-clinical operations when expressed in local currency, Canadian dollars, grew by 16% in 2001. Both of our pre-clinical facilities experienced strong demand for their services in 2001. The utilization rates in both of our operations also increased in 2001, permitting the pre-clinical segment to further improve its business mix by increasing the proportion of its revenues represented by higher value-added safety and pharmacology evaluation services. Our laboratory sciences and clinical support operations also continued to experience increased revenue levels in 2001.

      Clinical. Net service revenue in 2001 was $61.1 million, an increase of $40.7 million, or 200%, over revenues of $20.4 million in 2000. The acquisition of ClinTrials in April 2001 increased net service revenue in 2001 by $40.3 million, or 198%. Net service revenue at the original Inveresk Research clinical development operations increased by $0.4 million, or 2%. Net service revenue for the original Inveresk Research clinical operations when expressed in local currency, pounds sterling, grew by 7% in 2001. Net service revenue in the acquired ClinTrials clinical trials operations increased by $2.1 million, or 5%, over revenues of $38.3 million in the comparable period from April 2000 to December 31, 2000. Our clinical trials management business experienced stronger demand for its services in 2001. Our Phase I clinical trials operation benefited from expanded capacity for the whole of 2001 and improved business mix. Our Phase II-IV revenues increased as the result of a full year’s revenues from the opening of our offices in Prague and Warsaw in 2000 and from increased stability in the client base at the acquired ClinTrials clinical operations.

      Direct costs excluding depreciation. In 2001 direct costs excluding depreciation totaled $84.0 million, an increase of $47.9 million, or 132%, from $36.1 million in 2000. These costs were 53.7% of net service revenue in 2001 compared to 55.1% in 2000.

      Pre-clinical. Direct costs excluding depreciation in 2001 were $45.0 million, an increase of $22.3 million, or 98%, over costs of $22.7 million in 2000. In 2001 these costs were 47.2% of net service revenue, compared to 50.2% in 2000. Both of our pre-clinical facilities contributed to improved margins in 2001. This was attributable to more efficient use of our facilities, an improvement in the business mix and continuing attention to cost control.

      Clinical. Direct costs excluding depreciation in 2001 were $39.0 million, an increase of $25.6 million, or 190%, over costs of $13.5 million in 2000. In 2001 these costs were 63.8% of net service revenue, compared to 66.0% in 2000. The margin improvement in 2001 was due primarily to stronger demand for our services, improved pricing and continuing attention to cost control, as well as restructuring measures undertaken within the acquired ClinTrials clinical operations.

      Selling, general and administrative expenses. In 2001 selling, general and administrative expenses totaled $41.9 million, an increase of $28.1 million, or 203%, from $13.8 million in 2000. Selling, general and administrative expenses in 2001 were 26.8% of net service revenue in 2001 compared to 21.1% in 2000.

      Pre-clinical. Selling, general and administrative costs in 2001 were $21.9 million, an increase of $12.1 million, or 122%, over costs of $9.8 million in 2000. Selling general and administrative costs increased from 21.8% of net service revenue in 2000 to 23.0% in 2001. The increased level of costs was associated with additional investment in infrastructure, including quality assurance and information technology, to support the growth of our pre-clinical business. This was offset partially by transaction exchange gains totaling $1.2 million arising mainly in our Canadian operations.

      Clinical. Selling, general and administrative costs in 2001 were $15.6 million, an increase of $13.3 million, or 586%, over costs of $2.3 million in 2000. Selling, general and administrative expenses increased from 11.2% of net service revenue in 2000 to 25.6% in 2001. This increase is wholly attributable to the higher cost structure levels in the acquired ClinTrials clinical development operations. The selling, general and administrative costs in our original Inveresk Research clinical operations, as a percentage of net service revenues, marginally declined from 2000 levels. The clinical development operations acquired with ClinTrials were unprofitable at the time they were acquired, which resulted primarily from an excessive overhead cost structure. We have successfully implemented a restructuring plan in the acquired ClinTrials European clinical business. This resulted in a reduction in head count and the relocation of certain operations from Maidenhead in England to more cost-effective locations in Scotland. Additional cost reduction measures were undertaken in the ClinTrials U.S. clinical development operations.

      Corporate overhead. The 160% increase in these costs during 2001 is attributable to the increased corporate overhead following the ClinTrials acquisition.

      Amortization of intangible assets. In 2001 amortization of intangible assets totaled $7.9 million ($4.3 million relating to our pre-clinical business and $3.6 million relating to our clinical business), an increase of $4.6 million, or 141%, from $3.3 million in 2000. The increase was due to the additional amortization resulting from the ClinTrials acquisition in April 2001. As described in the notes to the consolidated financial statements included in this prospectus beginning on page F-1, our accounting policy relating to amortization of goodwill changed from January 1, 2002 such that, unless it is necessary to record an impairment of the goodwill values, we will not record any amortization of goodwill for any period beginning on or after January 1, 2002.

      Income from operations. Income from operations in 2001 was $14.4 million, an increase of $6.7 million, or 86%, from $7.8 million in 2000. Income from operations in 2001 was 9.2% of net service revenue, compared to 11.9% in 2000.

      Pre-clinical. Income from operations increased by $11.9 million, or 194%, from $6.1 million in 2000 to $18.0 million in 2001 for the reasons set forth above.

      Clinical. Income from operations decreased by $2.5 million, or 73%, from $3.4 million in 2000 to $0.9 million in 2001, for the reasons set forth above.

      Interest expense. Interest expense in 2001 was $17.1 million, an increase of $9.6 million or 127% from $7.5 million in 2000. The main reason for this increase was the additional borrowings that were used to finance the ClinTrials acquisition in April 2001.

      Provision for income taxes. Provision for income taxes in 2001 was $2.0 million on losses before income taxes of $2.7 million. In 2000, the provision for income taxes was $0.7 million on profits before income taxes of $0.3 million.

      Extraordinary item. The extraordinary item reflected in our statement of operations for 2001 was the write off of deferred debt issue costs on bank facilities cancelled and replaced at the time of the ClinTrials acquisition in April 2001. There were no extraordinary items in 2000.

Quarterly Results from Operations

      Certain of our operations have experienced, and may continue to experience, period-to-period fluctuations in net service revenue and results from operations. Because we generate a large proportion of our revenue from services billed at hourly rates, our net service revenue in any period is directly related to the number of employees and the number of hours worked by those employees during that period. Our results of operations in any one quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and scope of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of cost overruns, employee hiring, holiday patterns, severe weather conditions, exchange rate fluctuations and other factors. We may also, in any given quarter, be required to make U.K. National Insurance contributions in connection with the exercise of options issued prior to our initial public offering by certain of our U.K. resident employees. We have only limited ability to compensate for periods of underutilization during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of the health of our business or of future results.

      The following table sets out the unaudited quarterly consolidated financial data for the four quarters in the period January 1, 2002 to December 31, 2002 and the four quarters from January 1, 2001 to December 30, 2001. The unaudited quarterly consolidated financial data has been prepared on a basis consistent with the audited consolidated financial data, which are presented in this prospectus beginning on page F-1. In the opinion of management they reflect all adjustments of a normal and recurring nature which are necessary to present fairly the results of operations for the quarterly periods.

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	December 31,	September 30,	June 30,	March 31,
	2002	2002	2002	2002

	(Dollars in thousands except share and per share data)
Net service revenue
Pre-clinical	$36,092	$35,236	$36,367	$34,479
Clinical	21,735	20,687	19,182	18,684

	$57,827	$55,923	$55,549	$53,163

Income (loss) from operations
Pre-clinical	$10,927	$10,839	$11,356	$10,382
Clinical	3,107	2,786	2,381	770
Corporate overhead including compensation expense and stamp duty	(2,056)	(1,930)	(51,614)	(5,920)

	$11,978	$11,695	$(37,877)	$5,232

Net income (loss)	$9,403	$7,339	$(44,337)	$(414)

Earnings (loss) per share before extraordinary items:
Basic	$0.26	$0.25	$(1.87)	$(0.02)
Diluted	$0.25	$0.24	$(1.87)	$(0.02)
Earnings (loss) per share after extraordinary items:
Basic	$0.26	$0.21	$(1.87)	$(0.02)
Diluted	$0.25	$0.20	$(1.87)	$(0.02)
Weighted average number of common shares outstanding:
Basic	35,984,350	35,570,449	23,770,595	23,485,654
Diluted	37,796,452	37,385,219	23,770,595	23,485,654

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	December 30,	September 30,	June 24,	March 25,
	2001	2001	2001	2001

	(Dollars in thousands except share and per share data)
Net service revenue
Pre-clinical	$28,590	$27,998	$27,193	$11,392
Clinical	18,679	18,849	19,013	4,582

	$47,269	$46,847	$46,206	$15,974

Income (loss) from operations
Pre-clinical	$6,203	$5,910	$4,795	$1,050
Clinical	1,068	403	(1,352)	780
Corporate overhead	(1,474)	(1,208)	(1,361)	(365)

	$5,797	$5,105	$2,082	$1,465

Net income (loss)	$250	$(1,961)	$(3,217)	$(192)

Earnings (loss) per share before extraordinary items:
Basic	$0.01	$(0.08)	$(0.12)	$(0.01)
Diluted	$0.01	$(0.08)	$(0.12)	$(0.01)
Earnings (loss) per share after extraordinary items:
Basic	$0.01	$(0.08)	$(0.14)	$(0.01)
Diluted	$0.01	$(0.08)	$(0.14)	$(0.01)
Weighted average number of common shares outstanding:
Basic	23,469,088	23,469,088	22,626,740	15,803,724
Diluted	23,469,088	23,469,088	22,626,740	15,803,724

Liquidity and capital resources

      Cash and cash equivalents totaled $19.9 million at December 31, 2002 compared with $16.1 million at December 30, 2001. Our principal sources of liquidity are cash flow from operations, borrowings under our credit facility and proceeds raised from the sale of our capital stock.

      On July 3, 2002, we completed our initial public offering of 12 million shares of common stock at a price of $13 per share. The net proceeds of the offering, together with drawings under our new bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008.

      At December 31, 2002, our bank credit facility provided us with an aggregate of up to $75 million through $50 million of term loans in U.S. dollars and up to $25 million of multi-currency revolving loans. At December 31, 2002, we had drawn approximately $67.5 million in term and revolving loans under the facility. Of that amount, $50 million has been drawn as a five year term loan with repayments commencing in June 2004 and ending in June 2007, and approximately $17.5 million was drawn pursuant to the multi-currency revolver portion of the facility. The approximately $17.5 million drawn under the revolver is repayable on or prior to June 20, 2005. This facility bears interest at floating, LIBOR-based rates. However, we have limited our exposure to interest rate fluctuations on the loans drawn under this facility through a series of interest rate swaps. Our credit facility subjects us to significant affirmative, negative and financial covenants, is guaranteed by us and our significant subsidiaries and is secured by liens on substantially all of our assets.

      We intend to use $15.0 million of the net proceeds from this offering to repay some of the indebtedness under our bank credit facility.

      Working capital balances which arise from our contracts with customers comprise accounts receivable, unbilled receivables and advance billings. A summary of these balances at December 31, 2002, September 30, 2002, June 30, 2002, March 31, 2002 and December 31, 2001 together with the number of days billings that they represent is set forth below.

	December 31, 2002		September 30, 2002		June 30, 2002		March 31, 2002		December 30, 2001

		No of		No of		No of		No of		No of
	Balance	days net	Balance	days net	Balance	days net	Balance	days net	Balance	days net
	($’000s)	revenue	($’000s)	revenue	($’000s)	revenue	($’000s)	revenue	($’000s)	revenue

Accounts receivable	$39,266	64	$34,184	57	$35,323	59	$32,258	55	$32,646	66
Unbilled receivables	20,706	34	23,679	39	22,354	37	21,354	37	19,999	40

Sub total	59,972	98	57,863	96	57,677	96	53,612	92	52,645	106
Advance billings	(41,415)	(68)	(36,734)	(61)	(33,656)	(56)	(29,644)	(51)	(30,380)	(61)

	$18,557	30	$21,129	35	$24,021	40	$23,968	41	$22,265	45

      The impact of the above balances on our cash flow from operations by quarter in 2002 and for the whole of 2001 was as follows:

	13 weeks	13 weeks	13 weeks	13 weeks	52 weeks
	ended	ended	ended	ended	ended
	December 31,	September 30,	June 30,	March 31,	December 30,
	2002	2002	2002	2002	2001

	(Dollars in thousands)
Cash inflow (outflow):
Accounts receivable including unbilled receivables	$(2,109)	$(186)	$(4,065)	$(967)	$(1,682)

Advance billings	4,681	3,078	4,012	(736)	(361)

	$2,572	$2,892	$(53)	$(1,703)	$(2,043)

      The cash generated by our operating activities was $29.8 million in 2002, after paying $21.5 million of accumulated interest on our 10% unsecured subordinated loan stock due 2008 following our initial public offering. Cash generated by operating activities was $19.5 million in 2001. Compared to this, the cash flows relating to working capital movements are not a major factor affecting liquidity.

      Our scheduled debt repayments during 2003 are $0.2 million. We anticipate that our operating cash flow, together with available borrowings under our credit facility and the net proceeds we receive from this offering, will be sufficient to meet our anticipated future operating expenses, capital expenditures (including our planned expansions at our pre-clinical facilities) and debt service obligations as they become due over the next twelve months. Our corporate strategy of seeking continued growth contemplates the possibility of growth through acquisitions of other businesses, should appropriate opportunities become available. If we decide to seek to acquire other businesses, we expect to fund these acquisitions from existing cash resources, through additional borrowings and, possibly, with the proceeds of sales of our capital stock. We also may pursue acquisitions in which the consideration we pay takes the form of our capital stock.

Fiscal 2002 compared to Fiscal 2001

      Cash flow from operations in 2002 was $29.8 million after paying $21.5 million of accumulated interest on our 10% unsecured subordinated loan stock due 2008 following our initial public offering. Cash flow from operations in 2002 before deducting this interest was $51.2 million compared to $19.5 million in 2001. This reflects the significant increase in the size of our business as a result of the ClinTrials acquisition and also the improvement in operating results of all our businesses as described above. Capital expenditures were $25.5 million in 2002 compared to $11.1 million in 2001. This increase in capital expenditure is mainly attributable to the expansion of our pre-clinical operations in Scotland and Canada.

      The net cash outflow from our financing activities in 2002 was $0.1 million after giving effect to the completion of our initial public offering and related repayment of debt discussed above. In 2001, the net cash received from financing activities was $115.5 million, representing cash flows associated with the financing of the ClinTrials acquisition in April 2001.

Fiscal 2001 compared to fiscal 2000

      Cash flow from operations in 2001 was $19.5 million compared to $12.7 million in 2000. Net cash used in investing activities in 2001 was $126.3 million compared to $6.8 million in 2000. The increase was due primarily to the acquisition of ClinTrials for $115.1 million net of cash acquired of $5.7 million. Capital expenditures in 2001 were $11.1 million compared to $6.8 million in 2000, the increase being accounted for primarily by capital expenditures at our acquired pre-clinical operations in Canada.

      Net cash flows from financing activities in 2001 were $115.5 million versus net cash flows used in financing activities of $3.1 million in 2000. The activities in 2001 consisted of the repayment of long-term debt amounting to $38.3 million, repayment of short-term debt of $3.0 million, the issue of new equity for $0.4 million and the receipt of proceeds from long-term borrowings, net of issue costs, of $156.4 million in connection with the financing arrangements for the acquisition of ClinTrials.

Recent Accounting Pronouncements

      In April 2002, the FASB issued FAS 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” The principal change reflected in these pronouncements is that gains or losses from extinguishment of debt which are classified as extraordinary items by FAS 4 will no longer be classified as such. We plan to adopt FAS 145 for our fiscal year ending December 31, 2003. When adopted, prior extraordinary items related to the extinguishment of debt will be reclassified. This will result in the extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million (being $0.6 million before taxes and $0.2 million of income taxes) in 2001 being reclassified to the interest expense and income taxes captions.

      In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies disclosure and recognition/ measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/ measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on our financial position or results of operations.

      In December 2002, the FASB issued FAS 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” which is an amendment of FAS 123 “Accounting for Stock-Based Compensation.” FAS 148 provides alternative methods of transition from the intrinsic value method of accounting for stock options prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees” to the fair value-based method of accounting required by FAS 123. We have not yet decided on what course of action to take in response to this standard but management recognizes that a change to the fair value method of accounting from the current intrinsic value method may be required at some future date. It is not possible at present to assess the impact that any such change may have on our results of operations or financial position.

Quantitative and Qualitative Disclosures about Market Risk

      We are subject to market risks arising from changes in interest rates and foreign currency exchange rates.

      Our primary interest rate exposure results from changes in LIBOR or the base rates that are used to determine the applicable interest rates under our bank credit facility. The bank facilities that we put in place at the time of our initial public offering of shares in June 2002 bear interest at LIBOR plus 1.25%.

      In the third quarter of 2002 we cancelled the interest rate hedges that we used to hedge the interest exposure on our bank borrowings prior to our initial public offering. We subsequently entered into two new interest rate swap arrangements to hedge the interest rate exposure on our current bank borrowings. The first arrangement is an interest rate swap, which has a notional amount of $50 million and expires on October 5, 2005. Under this agreement the interest rate on $50 million of debt is fixed at 4.23%. The second arrangement is an interest rate swap, which has a notional amount of $10 million and expires on October 5, 2004. Under this arrangement the interest rate on $10 million of debt is fixed at 3.77%.

      As a consequence of these swaps, the current level of our bank debt which is exposed to fluctuations in interest rates is $5.0 million. Our potential loss over one year that would result from a hypothetical, instantaneous change of 100 basis points in the interest rate on all our variable rate obligations would be approximately $0.1 million. Our bank debt is all denominated in U.S. dollars and thus fluctuations in exchange rates do not impact these borrowings.

      We have not designated these swaps as hedges pursuant to FAS 133. As a consequence, we record, through the interest expense category in our statement of operations, any changes in the fair value of the swaps. The fair value of the swaps will fluctuate, mainly as a consequence of changes in market rates of interest. Accordingly, changes in market rates of interest can cause fluctuations in the level of our recorded interest expense from period to period. However, over the terms of the swaps, the total interest expense on our bank borrowings will equate to the fixed rates of 4.23% on $50 million of debt and 3.77% on $10 million of debt as mentioned above.

      A significant proportion of the revenues of our Canadian business are earned in U.S. dollars whereas the costs of the business are predominantly in Canadian dollars. Accordingly, fluctuations in the U.S. dollar/ Canadian dollar exchange rate will give rise to exchange gains and losses. These gains and losses arise from the conversion of U.S. dollars to Canadian dollars and the retranslation of cash, accounts receivable and unbilled receivable balances and to a lesser extent accounts payable balances. The amounts of these U.S. dollar denominated balances will fluctuate from time to time but based on the last six months of 2002, we estimate that a hypothetical instantaneous 5% devaluation of the U.S. dollar compared to the Canadian dollar would give rise to an exchange loss in selling general and administrative expenses of approximately $0.8 million before income tax effects. On the same basis, we estimate that a hypothetical instantaneous 5% devaluation of the Canadian dollar compared to the U.S. dollar would give rise to an exchange gain in selling general and administrative expenses of approximately $0.8 million before income tax effects.

      Our consolidated financial statements are prepared in U.S. dollars. The functional currency of each of our subsidiaries is the local currency of the country in which the subsidiary is located. Our principal operating subsidiaries are located in the United Kingdom and Canada and together they accounted for 84% of our net service revenue in 2002. Accordingly, fluctuations in the exchange rates between pounds sterling, Canadian dollars and U.S. dollars will affect the translation of our results for financial reporting purposes.

      We also have exposure to foreign currency exchange rate fluctuations for the cash flows received from our foreign affiliates. This risk is mitigated by the fact that their operations are conducted in their respective local currencies, and it is not our intention to repatriate earnings prospectively.

      Currently, we do not engage in any foreign currency hedging activities as we do not believe that our foreign currency exchange risk is material.

      We do not use financial instruments for trading or other speculative purposes.

      Management does not believe that inflation in past years has had a significant impact on our results from operations. Management believes that, in the event inflation affects our costs in the future, we will offset the effect of inflation and maintain appropriate margins through increased fees.

BUSINESS

Overview

      We are a leading provider of drug development services to companies in the pharmaceutical and biotechnology industries. Through our pre-clinical and clinical business segments, we offer a broad range of drug development services, including pre-clinical safety and pharmacology evaluation services, laboratory sciences services and clinical development services. We are one of a small number of drug development services companies currently providing a comprehensive range of pre-clinical and clinical development services on a worldwide basis. Our client base includes major pharmaceutical companies in North America, Europe and Japan, as well as many biotechnology and specialty pharmaceutical companies. We completed our initial public offering of common stock in July 2002.

      Below is a summary of our financial results in 2002, adjusted to reflect the impact of certain charges recorded in the first and second quarters of 2002 which we do not expect to recur. We believe this non-GAAP adjusted financial data more clearly reflects our underlying financial and operational performance and provides a more appropriate basis for comparison (i) to historical and future financial performance, and (ii) to the reported results of comparable businesses.

	Year ended		Year ended
	December 31, 2002		December 31, 2002
	Reported	Adjustment	Adjusted

	(Dollars in thousands)
Net service revenue	$222,462	$—	$222,462
Income (loss) from operations	(8,972)	54,565	45,593
Net income (loss) before extraordinary item	(26,428)	54,565	28,137
Net income (loss)	(28,009)	54,565	26,556

      The adjustment to our reported 2002 financial results set forth above comprises: (i) a non-cash charge of $4.5 million arising from the amendment and exercise of an employee’s stock options; (ii) a non-cash compensation charge of $48.5 million incurred at the time of our initial public offering in respect of stock options and other equity-based compensation arrangements; and (iii) a $1.5 million charge for stamp duty taxes in respect of the change of our ultimate parent company that we completed shortly before and in connection with our initial public offering.

      Our 2002 net income (loss) is also net of $11.7 million of interest expense and a $1.6 million extraordinary item.

      Pre-clinical. Our pre-clinical development business was established over 35 years ago, employs approximately 1,830 people and operates from two principal facilities, one located in Tranent, Scotland and the other in Montreal, Canada. This business segment provides pre-clinical safety and pharmacology evaluation and laboratory sciences services (including clinical support services). In 2002 our pre-clinical business segment generated net service revenue of $142.2 million and income from operations of $43.5 million. Based upon net service revenue, we estimate that we are the third largest provider of pre-clinical safety evaluation services in the world. Our pre-clinical business has a diverse client base, with no single client representing more than 7.5% of our net service revenue in 2002. More than 85% of the 2002 net service revenue from our pre-clinical business was generated from repeat clients.

      We anticipate continued growth in demand for our pre-clinical development services. During 2001 and 2002 we invested over $35 million in our pre-clinical facilities in Montreal, Canada and Tranent, Scotland. We intend to make significant additional investments in both facilities in 2003 and 2004. We expect to fund this expansion primarily with cash generated from our operations.

      Clinical. Our clinical development business was established in 1988 and operates from 15 facilities located across the United States and Europe, employing approximately 720 people. This business segment conducts Phase I clinical trials and provides Phase II-IV clinical trials management services (including medical data sciences services and regulatory support). In 2002 our clinical development business segment generated net service revenue of $80.3 million and income from operations of $9.0 million. Our 62-bed clinic in Edinburgh conducts a wide range of Phase I clinical trials and has completed an average of 11 first-in-man studies annually over the past five years. The global infrastructure of our clinical development business permits us to offer our clients multi-country Phase II-IV clinical trials, as well as smaller single-country projects.

Corporate History and Initial Public Offering

      Prior to 1999 we operated as a division of SGS Société Générale de Surveillance SA. In September 1999 we were acquired in a management buyout supported by Candover Investments PLC. As a result of that transaction, Candover Investments PLC and certain of its affiliated entities became our principal stockholders and Inveresk Research Group Limited, a newly created Scottish company, became the ultimate holding company for the Inveresk Research group of companies. In April 2001 we acquired a Nasdaq-traded company, ClinTrials Research Inc., for $115.1 million, net of cash acquired of $5.7 million. ClinTrials provided drug development services, with significant pre-clinical operations in Canada and clinical operations primarily in the United States and Europe. We subsequently implemented a major restructuring of ClinTrials’ clinical business and, since the time we acquired it, its profitability has improved significantly.

      On June 25, 2002 we changed our ultimate parent company from a company organized in Scotland to a corporation organized in Delaware. This was accomplished through a share exchange transaction in which all the shareholders of Inveresk Research Group Limited (our former ultimate parent company) exchanged their shares for shares of common stock of Inveresk Research Group, Inc. (the current ultimate parent company) and all of the holders of options to purchase shares of Inveresk Research Group Limited exchanged those options for options to purchase shares of Inveresk Research Group, Inc. With the exception of the incurrence of U.K. stamp duty charges of $1.545 million, this transaction had no impact on our consolidated assets or liabilities.

      On July 3, 2002, we completed our initial public offering of 12 million shares of common stock, at a price of $13.00 per share. At the same time, we put in place a new bank credit facility. The net proceeds from the offering, together with drawings under our new bank credit facility and existing cash resources, were used to repay all of the outstanding principal and interest under our former bank facility and our 10% unsecured subordinated loan stock due 2008. As a result, our aggregate outstanding indebtedness was reduced from approximately $223 million to approximately $74 million.

The New Drug Development Process

      Every drug must undergo extensive evaluation and regulatory review to determine that it has the required quality and is both safe and effective for its intended purpose. The drug development process in the United States is regulated by the United States Food and Drug Administration (the “FDA”). A similar process of evaluation and review must be undertaken in other parts of the world, including in Europe and Japan (which together with the United States presently are the three biggest and most important pharmaceutical markets). Except as otherwise indicated, the regulatory approval process described below is the one that applies in the United States. The approval procedure and the time required for approval vary from country to country and may involve additional evaluation.

     Pre-clinical Evaluation

      Once a drug candidate is identified for development, it will enter the pre-clinical development stage. Pre-clinical evaluation generally lasts from one week to three years (long-term repeat dose studies). It is comprised of both in vitro (“test tube” based) and in vivo (animal based) studies conducted to establish the toxic effects of a drug and how it is absorbed, distributed and cleared from the body. Initially, acute, or short-term, toxicology studies are conducted to ascertain the noxious characteristics of the drug on target organs, following which an investigational new drug application will typically be made. Longer-term chronic safety studies to determine the drug’s longer-term safety and toxicological profile, such as carcinogenicity studies, will typically run in parallel with Phase II clinical trials.

     Investigational New Drug Application

      In the United States, when the results of pre-clinical evaluation have addressed the regulatory requirements of the FDA, an investigational new drug application is filed with the FDA to seek authorization to begin human testing (Phase I clinical trials) of the drug candidate. An Institutional Review Board, comprised of appropriate experts and lay persons at the hospital or clinic where the initial Phase I studies will be conducted, must review and approve the study. The Institutional Review Board also continues to monitor the study throughout its duration. A similar process must be undertaken elsewhere, including in other major pharmaceutical markets in Europe and Japan.

     Clinical Trials

      Clinical development generally lasts from three to seven years and is usually comprised of four sequential phases, with multiple studies conducted within each phase.

          Phase I

      Phase I trials are usually conducted on healthy volunteers, typically 20 to 80 persons, to identify basic tolerability and safety data as well as absorption, metabolism, excretion and pharmacological actions. Phase I development generally takes six months to one year to complete and offers an early indication of the side effects of the drug, how the drug works, how it might be affected by other drugs, where it goes in the body, how long it remains active and how it is broken down and eliminated from the body.

          Phase II

      Phase II trials are conducted on a small number of patients who suffer from a targeted disease or condition, typically 100 to 400 people. Phase II development generally lasts for up to two years and offers the first evidence of efficacy and determines the optimum dose for the drug. It also helps to provide additional safety data.

          Phase III

      Phase III trials are conducted on several hundred to several thousand patients who suffer from the targeted disease or condition. Phase III development generally lasts for up to two to three years and is intended to provide information on drug safety and efficacy, an evaluation of the risk-benefit relationship for the drug, and information for the adequate labeling of the product. It involves numerous multinational investigational sites, where patients participating in the trial will be enrolled, the drug administered and the patient monitored.

          Regulatory Review and Approval

      After the completion of all three clinical trial phases, if the sponsor concludes that there is evidence that the drug is safe and effective, a New Drug Application (“NDA”) is filed with the FDA. The NDA must contain all of the information on the drug gathered to that date, including the results of all pre-clinical and clinical studies, information about the drug’s composition and the sponsor’s plans for producing, packaging and labeling the drug. The FDA undertakes an in-depth review of the NDA which can last from several months to several years. Drugs that successfully complete this review may be marketed in the United States, subject to the conditions imposed by the FDA in its approval.

          Phase IV or Post-Marketing Clinical Studies

      As a condition of granting marketing approval, the FDA may require that a sponsor continue to conduct additional clinical trials, known as Phase IV or post-marketing clinical studies, to monitor long-term risks and benefits, study different dosages, or evaluate different safety and efficacy in target patient populations.

          Pharmacovigilance

      Any serious adverse events that are identified after a drug has been launched in the market must be submitted to the regulatory authorities in all markets where the product is licensed. Therefore, even after a drug has been approved and launched in the market, there is a need for ongoing pharmacovigilance and safety monitoring for any adverse drug reactions, drug interactions and safety issues with the drug that may become apparent only when the drug is in general use.

Industry Background

     General

      Discovery and development of new drugs is a lengthy and complex process and is becoming increasingly expensive. The Tufts Center for the Study of Drug Development estimates the current average cost to develop an approved drug to be $802 million, more than three times the estimated cost in 1987.

      Most major pharmaceutical companies depend on the development of a steady succession of new drugs for their future profitability. Accordingly, these companies invest extensively in the research and development of new drugs. There are major risks associated with the research and development process, given the high cost of developing new drugs and the significant possibility that a drug candidate will not succeed. Pharmaceutical companies are seeking in many cases to manage these risks by pursuing the parallel development of multiple compounds with similar potential applications (to mitigate the risk of product failure), while at the same time pursuing strategies to contain costs. Further, since the profitability of a drug is greatest while it enjoys market exclusivity, pharmaceutical companies continually seek ways to shorten the time from drug discovery to marketing.

      In response to these trends, pharmaceutical companies are increasingly relying on independent drug development services companies, such as Inveresk Research, to supplement their internal drug development activities. The greater role of biotechnology and specialty pharmaceutical companies in the drug discovery and development area has also increased demand for the services of independent drug development services companies, like Inveresk Research, particularly because they often do not have the expertise or capital to build the internal capability required to undertake pre-clinical and clinical development of their drug candidates.

      According to Frost & Sullivan, the pharmaceutical and biotechnology industries spent approximately $50.6 billion on global research and development in 2001, of which approximately $9.8 billion is estimated to be outsourced to providers of drug development services.

      While there are numerous drug development services companies, including Inveresk Research, offering clinical development services, there are only a small number of companies able to offer a full range of sophisticated pre-clinical and clinical development services on a worldwide basis. Barriers to entry include:

•	availability of capital to invest in infrastructure (including capital equipment and labor), particularly in connection with the pre-clinical and Phase I business;

•	broad experience in sophisticated drug development;

•	comprehensive databases;

•	long-standing reputation for excellence; and

•	ability to manage complex clinical trials involving large patient populations in numerous countries simultaneously.

Industry Trends

     General

      The drug development services industry has evolved from providing limited pre-clinical or clinical trials services in the 1970s to a full-service industry today that encompasses broader relationships with clients, covering the entire drug development process, including pre-clinical safety evaluation, pharmacology, study design, clinical trial management, data collection, statistical analysis, product support and regulatory services. Pharmaceutical companies are now using drug development services companies not only to cover gaps in capacity, but also to increase their skills base, help to control costs and reduce drug development timelines.

     Demand for New Drugs Based on Changing Population Demographics

      There is a strong demand in the marketplace to treat diseases such as cancer and HIV as well as illnesses associated with aging such as osteoporosis, arthritis and Alzheimer’s disease. The development and testing of some of the compounds that treat such illnesses require complex clinical trials. In addition, the cost of developing therapies for chronic disorders, such as arthritis, Alzheimer’s disease and osteoporosis, is higher because the treatments must be studied for a longer period to demonstrate their effectiveness and to determine any possible long-term side effects. The complexity and expense of these trials prompts pharmaceutical and biotechnology companies to outsource all or a portion of these trials to drug development services organizations to take advantage of the experience and expertise of such organizations in conducting complicated trials.

     Escalating Research and Development Expenditures by Pharmaceutical Companies

      Increases in global research and development expenditures by the major pharmaceutical companies have broadly tracked the increase in pharmaceutical revenues over the past ten years. The outsourcing of pre-clinical and clinical trials for pharmaceutical, biotechnology and medical device products is estimated to be growing at least as much as the rate of growth in global research and development expenditures by major pharmaceutical companies.

     The Growth of the Biotechnology Industry

      The United States, European and Japanese biotechnology industries and the number of drugs produced by them have grown substantially over the past decade. According to the Biotechnology Industry Organization, 35 new biotechnology drugs and vaccines received approval in 2002 compared with seven in 1993. The biotechnology industry is expected to increase its expenditure on drug development in the coming years. Biotechnology companies typically do not have the staff, operating procedures, experience or expertise in-house to conduct their own pre-clinical testing or clinical trials. In addition, while biotechnology companies have historically sought to defray the costs of pre-clinical and clinical development by licensing their products to pharmaceutical companies, they are now increasingly seeking to license out their technology at a later stage of clinical development.

     The Emergence of New Research and Development Technologies

      Over the past 20 years, technological advances have dramatically changed the drug discovery process. New and improved technologies have evolved such as combinatorial chemistry, ultra high-throughput screening, new in vitro and in vivo pre-clinical profiling techniques, and the evolution in genetic-based drug research commonly referred to as genomics and proteomics. The objective of these innovations is to find more drug targets and to screen against targets much more quickly with literally millions of chemical compounds. This process should produce many more molecules having the ability to affect biological activity. The increased numbers of drug candidates will make it imperative that the development and regulatory processes be rapid and cost-effective. Pharmaceutical and biotechnology companies may also find that they do not have sufficient internal development resources or know-how to cope with the increased number of new drug candidates emerging as a consequence of the emergence of new technologies. These resource shortages are expected to increase demand for the services of drug development services companies.

     The Need for Improved Productivity and Cost Effectiveness

      Pharmaceutical companies face increased pressure and competition to bring new drugs to market in the shortest possible time. The development time of a potential new drug is crucial to the competitive advantage and profitability of that drug because it determines the market exclusivity available to a pharmaceutical company to recoup its research and development expenditure. We believe that drug development services organizations are able to perform the needed services with a higher level of expertise or specialization, and more quickly, than a pharmaceutical company could perform such services internally.

     The Increasingly Complex and Demanding Regulatory Environment

      Increasingly complex and stringent regulatory requirements throughout the world have increased the volume of high quality data required for regulatory filings and escalated the demand for data collection and analysis during the drug development process. As regulatory requirements become more complex, we believe the pharmaceutical and biotechnology industries will increasingly outsource to drug development services organizations to take advantage of their data management and regulatory expertise, technological capabilities and global presence.

     Globalization of Clinical Research Development

      With the increasing cost of new drug development, pharmaceutical companies are increasingly attempting to maximize returns from a given drug by pursuing regulatory approvals in multiple countries simultaneously rather than sequentially. A pharmaceutical company seeking approval in a country in which it lacks experience or internal resources will frequently turn to a drug development services organization for assistance in interacting with regulators or in organizing and conducting clinical trials.

Strategy

      We believe the increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our pre-clinical and clinical businesses profitably. Our strategy is to build upon our core pre-clinical and clinical development expertise and to further our reputation as a provider of a comprehensive range of high quality, value-added drug development services. Our aim is to become the leading research and development partner to the pharmaceutical and biotechnology industries. We anticipate achieving this strategy primarily through:

Continuing to Invest in Our Pre-clinical Facilities in Tranent and Montreal to Meet Increased Demand for our Services

      We intend to expand further our pre-clinical business organically to meet the anticipated continued growth in demand for pre-clinical development services. During 2001 and 2002, we invested over $35 million in our pre-clinical facilities in Montreal, Canada and Tranent, Scotland. We intend to devote substantial resources in the future towards enlarging our pre-clinical operations, with additional expansion of our facilities in both Montreal and Tranent planned for completion in 2003 and 2004. The planned facilities expansion will provide us with additional capacity to provide toxicology and laboratory sciences services and will increase our clinical support capacity and our ability to conduct additional pre-clinical safety pharmacological evaluation studies.

     Leveraging our Phase I Capabilities

      We intend to continue to maintain and enhance our position in the provision of Phase I clinical development services by building on our core competence and global reputation for first administration of drugs to man. We will also consider selected geographic expansion of our Phase I capability and have undertaken feasibility studies to assess the attractiveness of expanding our Phase I capability in Europe and North America.

Continuing to Position our Phase II-IV Clinical Development Business as a Provider of Higher Value-added Services

      Inveresk Research established a highly successful and profitable Phase II and III clinical trials business over many years. Our acquisition of ClinTrials in 2001 provided a geographic network, an additional client base and enhanced personnel allowing expanded access to important European and North American markets. Through the combination of our successful business approach and high quality service offering and our capacity to deliver large or small projects on an international or national scale, we provide high quality services that accurately and efficiently address our clients’ needs.

Further Leveraging the Cross-selling Opportunities Between our Pre-clinical and Clinical Business Segments

      Our two business segments are complementary. Our ability to offer a comprehensive range of pre-clinical and clinical development services in an integrated manner will permit us to differentiate our clinical trials services business in the marketplace. In addition, our laboratory sciences business within the pre-clinical business segment will have the opportunity to source additional clinical support assignments through our clinical development business segment.

Augmenting our Pre-clinical and Clinical Development Capabilities and Market Share by Making Strategic Acquisitions

      We intend to consider selective acquisitions designed to expand or complement our existing services and our ability to service our clients. We believe our approach to acquisitions is a disciplined one that seeks to focus on businesses that are a sound strategic fit and that offer the prospect of enhancing stockholder value. This strategy may include geographic expansion of an existing core service or an extension or strengthening of one of our core services.

      By completing this offering, we will further increase our financial flexibility, which will better position us to exploit appropriate acquisition opportunities as they arise. While we continuously consider various acquisition prospects, we do not at present have any definitive plans or agreements for specific acquisitions.

Our Services

     General

      We provide a full range of product development services on a worldwide basis. During 2002, we derived approximately 88% of our net service revenue from services that we provide to the pharmaceutical and biotechnology industries. We also service the product development needs of the veterinary products, agrochemical and chemical industries. One of our primary objectives is to assist our clients to optimize the time for new product development and provide regulatory advice and direction.

      Our pre-clinical development services business offers pre-clinical safety evaluation and pharmacology services as well as selected laboratory sciences services. Our clinical development services business offers a wide range of drug development services including Phase I clinical safety evaluation, Phase II-IV clinical trials and regulatory services. Our approach is to work in partnership with our clients, providing regulatory advice and direction and tailoring our services to their requirements at every stage of a project.

Pre-clinical Development Services

      Our pre-clinical development services business offers a broad range of services including pre-clinical safety evaluation, pharmacology and laboratory sciences. In 2002, this business segment generated net service revenue of $142.2 million and income from operations of $43.5 million.

          Pre-clinical Safety

      We conduct pre-clinical safety evaluation studies and pharmacological services in our facilities located in Tranent and Montreal. We conduct product development and safety evaluation programs, involving both mammalian and in vitro toxicology and we have the necessary resources in specialist ancillary groups to support fully toxicology studies and provide a complete safety evaluation service. We perform standard or tailored safety evaluation studies designed to satisfy the needs of our clients and the different requirements of regulatory agencies across the world. Both of our facilities are compliant with the regulations imposed by the regulatory authorities in North America, Europe and Japan including Good Laboratory Practice (“GLP”). We are one of the few Western drug development services organizations with an established market presence for pre-clinical development services in Japan.

      The design of each study is agreed with the client at the beginning of the study and set out in a protocol. We also establish a development strategy for each pre-clinical study with input from our scientific, medical and regulatory teams. This integrated process is aimed at reducing the time taken to bring a product through pre-clinical testing to the first human studies.

      Pre-clinical safety evaluation and pharmacological services that we undertake on behalf of our clients are wide-ranging and include:

•	pre-clinical toxicology studies designed to detect physiological, biochemical and hematological, neurological and pathological effects of a pharmaceutical candidate;

•	genetic toxicology studies conducted on materials to assess the potential for induction of genetic mutations or chromosomal damage. Materials that we test include pharmaceuticals, industrial chemicals, food additives and agrochemicals;

•	immunotoxicology studies designed to detect, in vitro, the effects of a pharmaceutical candidate on the human immune system;

•	bioanalytical chemistry studies undertaken to provide a quantitative analysis of parent compounds (pharmaceutical candidates) and metabolites in a variety of biological matrices. These studies play a pivotal role in providing support for toxicology studies; and

•	toxicokinetic evaluations designed to assess how a pharmaceutical candidate is absorbed by and eventually eliminated from the body. These studies are important for interpreting toxicology findings and providing information to support clinical studies.

      In addition, we have an established reputation in the field of specialist toxicology safety evaluation services relating to specific routes of administration, including infusion and inhalation studies, highly specialized areas in which we have experienced increasing demands for our services.

      We utilize modern, industry-standard validated software systems wherever possible to assist in the collection, analysis and reporting of toxicology data.

          Laboratory Sciences

      We provide a wide range of laboratory-based analytical services, primarily to the pharmaceutical and biotechnology industries. These services are provided from our laboratories located in Tranent and Montreal. We believe that all the activities of our laboratory sciences business are conducted in compliance with GLP.

      The laboratory science services we offer to our clients include the following:

•	bioanalytical services — our bioanalytical group specializes in the quantitative analysis of drug candidates and metabolites in biological fluids and tissues to support toxicokinetic and clinical investigations. Over the past five years we have made considerable investment, including in LC/MS/MS technology, and in facilities and instrumentation;

•	drug metabolism services — our drug metabolism group has more than 25 years experience in a range of in vivo and in vitro ADME (absorption, distribution, metabolism and elimination) disciplines. Our in vitro group supports discovery and development programs and performs studies to investigate metabolic stability, P450 induction and inhibition, reaction phenotyping, extrahepatic and non-P450 metabolism and drug absorption. Our in vivo metabolism group conducts studies to investigate the disposition of radio labeled and non-radio labeled test items, both in pre-clinical and in clinical studies;

•	clinical support services — our clinical pathology laboratory offers a full range of services from clinical chemistry and hematology to more specialized molecular and microbiology techniques (e.g. clinical immunology, genotyping and PCR and flow cytometry) and biochemical pharmacology (particularly for drugs targeting cardiovascular disease). We expanded this pre-clinical research group first to support our own Phase I clinical safety evaluation segment and then further to become a central laboratory for international multi-center clinical trials;

•	product characterization and stability testing — we offer a range of chemistry quality-testing services and can test a wide range of drug candidates and products including demonstration that the source material is free from detectable contaminants, demonstration that the manufacturing process is capable of removing and/or inactivating contaminants, characterization of the product and demonstration of the storage stability of the product.

      We also offer a wide range of studies to register new compounds and support existing materials worldwide for the agrochemical, animal health, biocide and chemical industries. In addition to the services described above, we carry out environmental toxicity and related investigations, environmental fate studies, veterinary clinical trials, livestock studies, plant metabolism studies and field trials for agricultural products on behalf of these clients.

     Clinical Development Services

      Our clinical development services business offers a broad range of services including Phase I clinical safety evaluation, Phase II-IV clinical trials services (including medical data sciences) and regulatory support. In 2002, this business segment generated net service revenue of $80.3 million and income from operations of $9.0 million.

          Phase I Clinical Safety Evaluation

      Our Phase I clinical safety evaluation service is designed to lead pharmaceutical candidates rapidly from pre-clinical development through Phase I tolerability assessments to explore the human pharmacology. Blending the experience of our physicians, scientists, project managers and specialist nursing staff, we can design for our clients an optimal program for the early and later stage development of their drug candidates. We are one of the few drug development services organizations worldwide able to offer this breadth of service.

      We conduct Phase I safety evaluations at our facility in Edinburgh which is capable of housing up to 62 volunteers at any one time. This facility is in close proximity to our laboratory sciences segment in Tranent, which is responsible for performing the analysis of biological samples generated by our Phase I clinic, guaranteeing fast response times. All of our volunteers go through an intensive screening process to ensure suitability for our studies.

      One of our core competencies is our ability to provide in-depth analysis of the results of Phase I clinical safety evaluation and meaningful information for our clients with respect to the product being tested.

      Our clinic in Edinburgh conducts a wide range of Phase I clinical trials and has completed an average of 11 first-in-man studies annually over the past five years.

          Phase I Trials in Patients and Special Populations

      We conduct Phase I trials in patients for specific indications at investigational sites throughout the United States. We also have the ability to undertake special population studies, including in groups such as the elderly, post-menopausal women or patients with specific diagnoses, such as renal failure or asymptomatic HIV disease.

          Phase II-IV Clinical Development

      From our 15 offices worldwide, we can manage every aspect of clinical trials from clinical development plans and protocol design to New Drug Applications. In addition to providing small or single site studies, we have the ability to conduct large international multi-center trials. We also have extensive experience in managing small, medium and large trials in many parts of the world. We have a proven track record of managing integrated projects in Europe and North America, as well as single-continent and country specific projects, culminating in regulatory filings. We have supported studies in over 20 countries, working in 17 different languages.

      We offer customized program management to coordinate and manage a clinical trial development program. The design of each study is agreed with the client at the beginning of the study and set out in a protocol.

      As part of conducting clinical trials, we provide the following core services, either on an individual or integrated basis, depending on our clients’ needs:

•	strategy development — in the initial planning stages, we provide advice on clinical development strategy, program content and its critical decision points;

•	study design — in the critical area of study design, we assist clients in protocol design and prepare study protocols and case report forms taking into account current products and competing clinical trials with a view to building an effective database for regulatory authorities and post-marketing studies;

•	investigator recruitment — during a clinical trial, physicians, also referred to as investigators, supervise the administration of the drugs to patients. We solicit the participation of investigators, who contract directly either with our clients or us. We maintain, and continually expand and refine, our investigator databases containing information regarding our experience with these investigators, including factors relevant to rapid study initiation, patient enrollment and quality of participation;

•	project management — our skilled project management professionals oversee all aspects of our work on Phase II, III and IV clinical studies. They are responsible for overall service delivery to a client, working to ensure that studies proceed to agreed milestones on agreed terms, and for communicating with the client promptly and accurately on all relevant matters. Good project management plays a vital role in successful completion of a study;

•	quality assurance — all of our activities are audited by staff independent of the study to ensure the quality and compliance. We also offer this service to our clients;

•	patient recruitment services — we assist our clients in recruiting patients to participate in clinical trials through investigator relationships, media advertising and other methods;

•	study monitoring — we provide study-monitoring services by visiting investigator sites. These visits ensure that data is gathered according to Good Clinical Practice, the requirements of the sponsor, and other applicable regulations. Monitoring staff and project managers provide training to investigators and hospital staff, both on study and protocol specific matters, and, as necessary, on the regulatory requirements associated with the particular study. As patients are examined and tests are conducted in accordance with the study protocol, data are recorded on case report forms and laboratory reports. Specially trained Clinical Research Associates (“CRAs”) collect the data from study sites. CRAs visit sites regularly to ensure that the case report forms are completed correctly and that all data specified in the protocol are collected. We review case report forms for consistency and accuracy before we enter their data into an electronic database for purposes of medical and statistical analysis;

•	clinical data management — our data management professionals assist in the design of protocols and case report forms, as well as training manuals and training sessions for investigational staff, to ensure that data are collected and coded in an organized and consistent format. Databases are designed according to the analytical specifications of the project and the particular needs of the sponsor. We provide clients with data abstraction, data review and coding, data entry, database verification and editing and problem data resolution. We have expertise in electronically capturing and using diverse study data from different locations and we have invested in our data management capability to ensure the provision of current technology, experienced resources and innovative ideas;

•	biostatistical analysis — our biostatistics professionals provide biostatistical consulting, database design, data analysis and statistical reporting. They often participate in assessing the number of patients required in particular programs and trials. Our biostatisticians provide sponsors with assistance in all phases of drug development. Biostatisticians develop and review protocols, design appropriate analysis plans and design report formats to address the objectives of the study protocol as well as the sponsor’s individual objectives and report results according to the analysis plan. Additionally, biostatisticians assist our clients before panel hearings at the FDA;

•	medical writing services — we write integrated clinical/statistical reports, manuscripts, risk/benefit assessment reports and regulatory submissions. These services are fully integrated with our other clinical services and are designed to reduce overall drug development time;

•	medical overview — throughout the course of a development program, our physicians provide a wide range of medical research and consulting services to improve the speed and quality of clinical development, including medical supervision of clinical trials and compliance with medical standards and safety regulation;

•	product safety — we provide pharmacovigilance support for both full service and self-standing projects. We are experienced in writing safety narratives and reconciliation of Serious Adverse Events with the clinical database. In addition, in conjunction with our regulatory affairs group, we can provide regulatory reporting of all Serious Adverse Events to worldwide regulatory authorities;

•	Phase IV studies — post-marketing studies are conducted after a drug has successfully undergone clinical efficacy and safety testing and the NDA has been submitted to the FDA. We offer a range of post-marketing studies, including: post-marketing surveillance (Phase IV trials); periodic safety update reports; support in regulatory agency liaison; advice on product claims and labeling; consumer acceptability studies; and pharmacovigilance; and

•	Rx to OTC switches — we provide consultancy for and conduct specifically designed studies to support clients in switching product classifications from prescription only to over-the-counter (OTC) approvals, including labeling requirements and new indications.

          Regulatory Support

      Before a product can be launched in any country, it must be approved by the regulatory agency in that particular country. We offer comprehensive global regulatory product registration services at all stages of development for pharmaceutical and biotechnology products and have particular expertise with the regulations in Europe, North America and Japan. Our regulatory affairs experts review existing published literature, assess the scientific background of a product, assess the competitive and regulatory environment, identify deficiencies and define the steps necessary to obtain registration in the most expeditious manner. Through this service, we help our clients determine the feasibility of developing a particular product or product line.

      Certain financial information relating to the business segments and geographic areas in which we operate is set forth in Note 16 to our consolidated financial statements, which are presented in this prospectus beginning on page F-1.

Clients and Marketing

      We provide product development services on a global basis to, among others, the pharmaceutical and biotechnology industries. In 2002, no single client accounted for more than 7.5% of our net service revenue and our top 20 clients together accounted for less than 45% of our net service revenue.

      Our pre-clinical business has historically been successful in maintaining clients, as is evidenced by the fact that more than 85% of our pre-clinical revenues in 2002 came from repeat clients. Our clinical operations are marketed primarily to our existing pre-clinical clients. In addition, we have appointed a business development manager who, together with a team of business development personnel, markets our clinical operations on a global basis. We also engage in promotional activities including organizing scientific symposia, publishing scientific papers, making presentations and exhibiting at scientific conferences and trade shows in North America, Europe and Japan.

Contractual Arrangements

      Most of our contracts with our clients are fixed priced contracts. Contracts may range from a few weeks to several years depending upon the nature of the work performed. In many cases of multi-year contracts, a portion of the contract fee is paid at the time the study or trial is started with the balance of the contract fee payable in installments over the study or trial duration. Sometimes the installments are tied to meeting performance milestones; for example, in clinical trials, installment payments may be related to investigator recruitment, patient enrollment or delivery of a report.

      We generally bill our clients upon the completion of negotiated performance requirements and, to a lesser extent, on a date certain basis. In cases where our contracts are fixed price, we generally bear the cost of overruns, but we benefit if the costs are lower than we anticipated. Over the past five years the cost of overruns on our fixed price contracts have not had a material adverse impact on our results of operations. Where there are material changes in the scope of review or any study-specific assumptions, we typically negotiate appropriate amendments of the contract price.

      Most of our contracts may be terminated by the client with or without cause upon little or no notice. These contracts typically require payment to us of expenses to wind down and close out a study, payment to us of fees earned to date and payment to us for committed resources that cannot be reallocated to existing studies. Contracts may be terminated for various reasons, including our failure to discharge our obligations properly, the failure of a product to satisfy safety requirements, unexpected or undesired results of the product, inadequate patient enrollment or investigator recruitment, production problems resulting in shortages of the drug being tested, adverse patient reactions to the drug being tested, or clients’ decisions to forego or terminate a particular study.

Backlog

      Our studies and projects are performed over varying times, from a short period of time to extended periods of time, which may be as long as several years. We maintain an order backlog to track anticipated revenue from projects that either have not started, but are anticipated to begin in the near future, or are in process and have not been completed. We only recognize a contract in backlog when it is evidenced by a signed contract or other written evidence of a firm commitment. Cancelled contracts are removed from backlog. Based upon the foregoing, our aggregate backlog at December 31, 2002 was approximately $210 million, compared to approximately $174 million at December 31, 2001.

      We believe our aggregate backlog as of any date is not necessarily a meaningful indicator of our future results for a variety of reasons, including the following. First, studies vary in duration. For instance, some studies that are included in 2002 backlog may be completed in 2003, while others may be completed in later years. Second, the scope of studies may change, which may either increase or decrease their value. Third, studies included in backlog may be subject to bonus or penalty payments. Fourth, studies may be terminated or delayed at any time by the client or regulatory authorities. Terminations or delays can result from a number of reasons. Delayed contracts remain in our backlog until a determination of whether to continue, modify or cancel the study has been made.

Competition

      The competitive landscape for our two core businesses varies. Nevertheless, both businesses primarily compete with in-house departments of pharmaceutical companies, other drug development services organizations, universities and teaching hospitals.

      We believe we are the third largest provider of pre-clinical safety evaluation services in the world, based on net service revenue. Our primary pre-clinical competitor on a global basis is Covance, although we also face competition from publicly traded companies such as Charles River Laboratories, Life Sciences Research and MDS Pharma, as well as from a number of privately-held companies. Certain of these competitors are also expanding their pre-clinical operations.

      The clinical development services market is highly fragmented, with participants ranging from hundreds of small, limited-service providers to a few full service drug development services organizations with global operations. Based on this, we believe that we compete with a number of publicly traded companies, primarily Quintiles, PPD, Covance, MDS Pharma, Parexel, ICON and Kendle, as well as with a number of privately-held companies.

      In contrast to the pre-clinical drug development industry, the clinical drug development industry has few barriers to entry. Newer, smaller companies with specialty focuses, such as those aligned to a specific disease or therapeutic area, may compete aggressively against larger companies for clients.

      Increased competition might lead to price and other forms of competition that may adversely affect our operating results. Providers of outsourced drug development services compete on the basis of many factors, including the following:

•	reputation for on-time quality performance;

•	expertise, experience and stability;

•	scope of service offerings;

•	how well services are integrated;

•	strength in various geographic markets;

•	technological expertise and efficient drug development processes;

•	ability to acquire, process, analyze and report data in a time-saving, accurate manner; and

•	ability to manage large-scale clinical trials both domestically and internationally.

      We have traditionally competed effectively on the basis of the factors noted above, but we may not be able to continue to do so. If we fail to compete successfully, our business could be seriously harmed.

United States and Foreign Government Regulation

      Our laboratory services are subject to various regulatory requirements designed to ensure the quality and integrity of the development processes. The industry standards for conducting pre-clinical laboratory testing are embodied in the GLP and Good Manufacturing Practice (“GMP”) regulations. The standards of GLP and GMP are required by the FDA, the U.S. Environmental Protection Agency, the Department of Health in the United Kingdom, the Health Protection Branch of Health Canada, the Japanese Ministry of Health and Welfare, the European Agency for the Evaluation of Medicinal Products and similar regulatory authorities in other parts of the world. Such standards are also the subject of guidance endorsed by the Organisation for Economic Co-operation and Development. GLP and GMP stipulate requirements for facilities, equipment and professional staff. The regulations require standardized procedures for conducting studies, including procedures for recording and reporting data and for managing study materials and records. To help satisfy our compliance obligations, we have established quality assurance and quality control systems at our laboratories that monitor ongoing compliance with GLP and GMP regulations and the Clinical Laboratory Improvement Amendments, as applicable, by auditing development data and conducting inspections of development procedures. In addition, we have obtained FDA approval to conduct Stability and Lot Release Testing in compliance with GMP.

      The industry standards for the conduct of clinical research and development studies are embodied in the regulations for Good Clinical Practice (“GCP”). The FDA and other regulatory authorities require that results of clinical trials that are submitted to such authorities be based on studies conducted in accordance with GCP. These regulations require that we, among other things:

•	comply with specific requirements governing the selection of qualified investigators;

•	obtain specific written commitments from the investigators;

•	verify that appropriate patient informed consent is obtained;

•	ensure adverse drug reactions are medically evaluated and reported in a timely manner;

•	monitor the validity and accuracy of data;

•	verify drug or device accountability;

•	instruct investigators and studies staff to maintain records and reports; and

•	permit appropriate governmental authorities access to data for their review.

      We must also maintain reports for each study for specified periods for auditing by the study sponsor and by the FDA or similar regulatory authorities in other parts of the world. As with GLP, noncompliance with GCP can result in the disqualification of data collected and reports issued during the clinical trial. In addition, under certain clinical contracts, we have directly assumed certain obligations of the study sponsor under FDA regulations.

      Our standard operating procedures are written in accordance with regulations and guidelines appropriate to the region and the nation where they will be used. All clinical research is carried out in accordance with the International Conference on Harmonization — Good Clinical Practice Guidelines and the requirements of the applicable country. Although the United States is a signatory to these guidelines, the FDA has not adopted all of the guidelines as statutory regulations, but has currently adopted them only as guidelines. From an international perspective, when applicable, we have implemented common standard operating procedures across regions to assure consistency whenever it is feasible and appropriate to do so.

      Our animal import facilities are subject to a variety of national, regional, and local laws and regulations, including the U.K. Home Office Code of Practice for the Housing and Care of Animals, the U.K. Animals (Scientific Procedures) Act of 1986, the Canadian Health of Animals Act and regulations promulgated under such act by the Canada Food Inspection Agency, the Japanese Basic Law on Food, Agriculture and Rural Areas and regulations promulgated under such law by the Japanese Ministry of Agriculture, Forestry and Fisheries. We also incorporate the U.S. Department of Agriculture Animal Welfare Regulation into our standard operating procedures. These regulations establish the standards for the humane treatment, care and handling of animals by dealers and research facilities. Our animal import facilities maintain the certificates, licenses, detailed standard operating procedures and other documentation necessary to comply with applicable regulations for the humane treatment of the animals in our custody. In addition, our animal research facilities in Canada are accredited by the American Association for Accreditation of Laboratory Animal Care and maintain a Certification of Good Animal Practice with the Canadian Council on Animal Care.

      Our pre-clinical laboratories are subject to licensing and regulation under national, regional and local laws relating to the surface and air transportation of laboratory specimens, the handling, storage and disposal of laboratory specimens, hazardous waste and radioactive materials, and the safety and health of laboratory employees, including, but not limited to, the regulations of the U.K. Home Office, the Scottish Environmental Protection Agency, the International Air Transport Association, Environment Canada, the Canadian Nuclear Safety Commission, the Quebec Ministry of the Environment and Health and Social Services Quebec. Although we believe we are currently in compliance in all material respects with such national, regional and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

      To ensure that we comply with all scientific and medical regulatory matters to which we are subject, each division of our business has established an independent quality assurance group that is responsible for monitoring compliance and that reports directly to the relevant division president.

Potential Product Liability and Insurance

      We are liable to our clients for any failure to conduct their studies properly according to the agreed upon protocol and contract. If we fail to conduct a study properly in accordance with the agreed upon procedures, we may have to repeat the study at our expense, reimburse the client for the cost of the study and pay additional damages.

      At our Phase I clinic in Edinburgh, we study the effects of drugs on healthy volunteers. In addition, in our clinical business we, on behalf of our clients, contract with physicians who render professional services, including the administration of the substance being tested, to participants in clinical trials, many of whom are seriously ill and are at great risk of further illness or death as a result of factors other than their participation in a trial. As a result, we could be held liable for bodily injury, death, pain and suffering, loss of consortium, or other personal injury claims and medical expenses arising from a clinical trial.

      To reduce our potential liability, informed consent is sought from each volunteer and we obtain indemnity provisions in our contracts with clients. These indemnities generally do not, however, protect us against certain of our own actions such as those involving negligence or misconduct. Our business, financial condition and operating results could be materially and adversely affected if we were required to pay damages or incur defense costs in connection with a claim that is not indemnified, that is outside the scope of an indemnity or where the indemnity, although applicable, is not honored in accordance with its terms.

      We maintain errors and omissions professional liability insurance in amounts we believe to be appropriate. This insurance provides coverage for vicarious liability due to negligence of the investigators who contract with us, as well as claims by our clients that a clinical trial was compromised due to an error or omission by us. If our insurance coverage is not adequate, or if insurance coverage does not continue to be available on terms acceptable to us, our business, financial condition and operating results could be materially and adversely affected.

Intellectual Property Rights

      We have developed, and continually develop and update, certain computer software related methodologies intended to maximize the quality and effectiveness of our services. We believe such factors as the technical expertise, knowledge, ability and experience of our professionals are significantly more important to our performance than are any intellectual property rights developed by us.

Employees

      At December 31, 2002, we had 2,556 employees, of whom 124 held a Ph.D. or M.D. degree, 20 held D.V.M. degrees and 172 held master’s degrees. Approximately 13% of our employees are located in the United States, 44% are located in Canada, 42% are located in Europe and less than 1% are located in other international locations. We believe our relations with our employees are good.

      Our performance depends on our ability to attract and retain a qualified management, professional, scientific and technical staff. Competition from both our clients and competitors for skilled personnel is high. While we have not experienced any significant problems in attracting or retaining qualified staff to date, there can be no assurance we will be able to continue to attract and retain personnel in the future.

Facilities

      We own some of our facilities and lease others. We lease our corporate headquarters office space in Cary, North Carolina. Our pre-clinical operations are conducted from our 300,000 square foot facility located in Tranent, Scotland and our 323,000 square foot facility located in Montreal, Canada, both of which we own. Our clinical operations are conducted from our 180,000 square foot leased facility in Cary, North Carolina, our 20,700 square foot owned Phase I facility in Edinburgh, our smaller owned facility in Edinburgh, our pre-clinical facility in Tranent and our leased facilities in Maidenhead (England), Glasgow, Brussels, Milan, Paris, Tel Aviv, Warsaw, Madrid, Prague, and Munich.

      We believe the space we own and lease is adequate for our operations.

Suppliers

      We purchase the animals used in our in vivo studies from a number of different suppliers. We do not have long-term contracts with any of these suppliers. However, we believe that we will continue to be able to meet our current supply needs and any increase in these needs resulting from the planned expansion of our pre-clinical operations.

Legal proceedings

      From time to time we are subject to claims, suits and administrative proceedings arising in the ordinary course of business. We do not expect that any of the claims, suits or proceedings of which we have been notified will have a material adverse effect upon our operations or financial condition.

MANAGEMENT

Directors and Executive Officers

      Set forth below is certain information concerning our executive officers and directors as of February 14, 2003.

Name	Age	Group Position

Dr. Ian P. Sword	60	Chairman of the Board of Directors
Dr. Walter S. Nimmo	55	Chief Executive Officer, President and Director
D. J. Paul E. Cowan	41	Chief Financial Officer, Treasurer and Secretary
Michael F. Ankcorn	60	Group Executive Vice President
Dr. Brian Bathgate	43	Group Executive Vice President
Alastair S. McEwan	47	Group Executive Vice President
Nicholas J. Thornton	41	Group Executive Vice President
Dr. John Urquhart	68	Vice Chairman of the Board of Directors
Vanessa C.L. Chang	50	Director
Dr. John T. Henderson	58	Director
S. Louise McCrary	44	Director

      Dr. Ian P. Sword is Chairman of our Board of Directors and has served as Chairman of the Board of Directors of Inveresk Research Group since September 1999. Dr. Sword served as director and Senior Executive Vice President of SGS Société Générale de Surveillance SA between September 1993 and March, 2002. Dr. Sword was the Chairman of Scottish Enterprise Edinburgh and Lothian Ltd, an entity that engages in the development of enterprises in the Edinburgh area, from April 2000 until March 2002. Dr. Sword earned a Ph.D. from Glasgow University.

      Dr. Walter S. Nimmo is our Chief Executive Officer, President, has served on our Board of Directors since March 2002 and has served as Chief Executive and as a Director of Inveresk Research Group since September 1999. From 1993 until September 1999, Dr. Nimmo was Chief Executive Officer at Inveresk Clinical Research; Dr. Nimmo had established Inveresk Clinical Research, which was purchased by SGS Société Générale de Surveillance SA in 1993, in 1988. Dr. Nimmo holds a BSc in medical sciences and qualified as a medical doctor in 1971. He became a Member of the Royal College of Physicians in 1975 and a Fellow in 1980. He also became a Fellow of the Royal College of Anaesethetists in 1977. He has lectured at Harvard, Duke and other prominent universities.

      Mr. D. J. Paul E. Cowan is our Chief Financial Officer, Treasurer and Secretary and has served as Chief Financial Officer of Inveresk Research Group since January 2002. Prior to joining Inveresk Research, Mr. Cowan worked as an investment banker at Bear Stearns International Limited from May 2000 until January 2002, specializing in the European health care and biotechnology industries. From September 1997 until December 1999, Mr. Cowan was Chief Financial Officer of Cerebrus plc, a privately owned biotechnology company. Mr. Cowan worked as an investment banker at Société Générale from April 1997 until August 1997 and at Deutsche Bank from November 1988 until April 1997, in each case specializing in mergers and acquisitions. Mr. Cowan received his Bachelor’s degree in business in 1981 from Queensland University of Technology in Australia.

      Mr. Michael F. Ankcorn is a Group Executive Vice President of Inveresk Research Group, Inc. and the President and CEO of CTBR, our Canadian pre-clinical operation. He has served as Chairman, President and Chief Executive Officer of CTBR Bio-Research Inc. (formerly ClinTrials BioResearch Ltd.), a subsidiary of Inveresk Research Limited, since August 1996. From December 1978, Mr. Ankcorn served as President and Chief Executive Officer of Bio-Research Laboratories Ltd. until all of its assets were purchased and the business of CTBR Bio-Research Inc. commenced in August 1996. Prior to this, he served as Assistant Vice-President of the Canada Development Corporation and as a director on the board of a number of health care venture capital investee companies.

      Dr. Brian Bathgate is a Group Executive Vice President of Inveresk Research Group, Inc. and the President of our Pre-Clinical Europe operations and has served as President, Pre-Clinical Europe of Inveresk Research Group since April 2001. Dr. Bathgate served as General Manager of Inveresk Research International Limited from September 1996 until April 2001, responsible for all activities relating to the European pre-clinical division. Dr. Bathgate earned a Bachelor’s degree in 1982 from Glasgow University, a Ph.D. in 1985 from Nottingham University, a Business Management Diploma (HND) in 1988 and completed the Young Managers Programme at INSEAD in 1996.

      Mr. Alastair S. McEwan is a Group Executive Vice President of Inveresk Research Group, Inc. and the President of our Clinical Americas operations and has served as President, Clinical Americas since April 2001. Mr. McEwan was Head of Corporate Development of Inveresk Research Group from January 2000 until March 2001, focusing on mergers and acquisitions, and served as General Manager, Clinical, of Inveresk Research Group Limited from June 1996 until December 1999, with operational responsibility for the clinical division. Mr. McEwan has served as a Director of Inveresk Research Inc. since April 2001. Mr. McEwan qualified as a Chartered Accountant in 1979 with the Institute of Chartered Accountants of Scotland after receiving a Bachelor of Commerce degree in 1976 from the University of Edinburgh.

      Mr. Nicholas J. Thornton is a Group Executive Vice President of Inveresk Research Group, Inc. and President of our Clinical Europe Asia Pacific operations and has served in this capacity since April 2001. Mr. Thornton has served as President of Inveresk Research Limited and Inveresk Clinical Research Limited since April 2001. Prior to joining Inveresk Research Group, Mr. Thornton worked at SGS Société Générale de Surveillance Holding SA as Senior Vice President of eBusiness from April 2000 until February 2001, where he established the corporate eBusiness unit, and as Vice President Group Corporate Development from January 1998 until March 2000, where he was responsible for acquisitions and development of SGS Société Générale de Surveillance Holding SA. Mr. Thornton was the Managing Director of SGS Medlab Holdings Australia Limited from February 1997 until December 1997, where he was responsible for making and managing investments in pathology services in Australia. Mr. Thornton received an M.B.A. in 1992 and a law degree (LLB) in 1984, each from Auckland University in New Zealand.

      Dr. John Urquhart has served as our Vice Chairman of the Board of Directors since March 2002 and has served as a director of Inveresk Research Group Limited since January 2000. Since September 1995, Dr. Urquhart has been the Chief Scientist of AARDEX Ltd., acting as the chief technical officer of the pharmaceutical packaging company, and the Chief Executive Officer of APREX, also a pharmaceutical packaging company and a subsidiary of AARDEX. Since 1991, Dr. Urquhart has been a member of the Board of Directors of the Cayman subsidiary of HBM Bioventures, a Swiss-based venture capital firm. Dr. Urquhart has been Extraordinary Professor of Pharmacoepidemiology at Maastrict University in the Netherlands since 1991, concentrating on graduate education and research, and an Adjunct Professor of Biopharmaceutical Sciences at University of California San Francisco Medical Center since 1986. In addition, Dr. Urquhart occasionally serves as a paid consultant to the pharmaceutical industry. Dr. Urquhart received his M.D. from Harvard Medical School in 1959 and his Bachelor’s degree from Rice University in 1955.

      Ms. Vanessa C. L. Chang has served as one of our Directors since December 2002. Ms. Chang is a member of the Board of Directors and chairperson of the audit committee of New Perspective Fund, Inc., a global mutual fund. New Perspective Fund is a member of the American Funds family and is advised by Capital Research and Management Company. She is also a member of the Board of Trustees, chairperson of the Business and Finance Committee and a member of the Investment Committee and Audit Committee of Claremont Graduate University. Ms. Chang worked at KPMG Peat Marwick from 1976 to 1997 and was a Corporate Finance Partner in the Los Angeles office from 1986 to 1997 and in charge of Corporate Finance, West Coast from 1986 to 1992. Ms. Chang received a B.A. from the University of British Columbia in 1974 and is a Certified Public Accountant.

      Dr. John T. Henderson has served as one of our Directors since March 2002. Since January 1, 2001, Dr. Henderson has served as a consultant to the pharmaceutical industry through Futurepharm LLC, a company founded and owned by him. Dr. Henderson held various positions at Pfizer Inc. from December 1974 until December 2000. At Pfizer, he gained broad experience in drug development as Vice President of European Clinical Research and Regulatory Affairs and subsequently as Senior Vice President for Development in Japan. In 1993, he transferred to New York where he held various appointments in medical affairs at European, International and Global levels, before retiring in the end of 2000. Dr. Henderson earned his primary medical degree in 1968 and a Bachelor’s degree in 1965, each from the University of Edinburgh.

      Ms. S. Louise McCrary has served as one of our Directors since March 2002 and has worked at WellPoint Health Networks Inc., a Fortune 200 managed care company, since December 1996. She has served as Senior Vice President and Chief of Staff and Corporate Planning, Office of the Chairman since February 2000 and prior to that, she served as Senior Vice President, Chief Accounting Officer and Controller of Wellpoint and Chief Financial Officer of all WellPoint subsidiaries, including Blue Cross of California. From July 1985 until November 1996, Ms. McCrary worked at Coopers & Lybrand and was a Partner at Coopers & Lybrand from 1993 until 1996. Ms. McCrary earned a B.A. in accounting from Golden Gate University in 1984.

Board Composition

      Our board of directors consists of six members. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. The terms of office of the directors are divided into three classes:

•	Class I, whose term will expire at the annual meeting of stockholders to be held in 2003;

•	Class II, whose term will expire at the annual meeting of stockholders to be held in 2004; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2005.

      Currently, Class I consists of Dr. Urquhart and Ms. Chang; Class II consists of Dr. Sword and Dr. Henderson; and Class III consists of Ms. McCrary and Dr. Nimmo. At each annual meeting of stockholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof and until their successors are duly elected and qualified. In addition, a resolution of the board of directors may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

      There are no family relationships among any of our directors, executive officers or key employees.

Board Committees

      Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee and may from time to time establish other committees.

     Audit Committee

      The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our internal and independent auditors, including the results and scope of their audit. The audit committee currently consists of Ms. McCrary (Chairperson), Ms. Chang, Dr. Henderson, and Dr. Sword.

     Compensation Committee

      The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock option plans and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Dr. Sword (Chairperson), Dr. Henderson, Ms. McCrary and Dr. Urquhart.

     Corporate Governance and Nominating Committee

      The corporate governance and nominating committee of our board of directors identifies individuals qualified to become members of our board of directors, selects, or recommends that our board of directors select, the director nominees for each annual meeting of our stockholders and develops our corporate governance principles. The corporate governance and nominating committee currently consists of Dr. Urquhart (Chairperson), Dr. Henderson, Ms. McCrary and Dr. Sword.

Compensation of Directors

      Members of our board of directors who are neither our officers nor employees will receive $37,000 per year as consideration for their services as directors plus reasonable expenses incurred in connection with their attendance at directors’ meetings. In addition, the chairperson of the audit committee will receive additional compensation of $1,500 per meeting as consideration for her services. Directors who are also our officers or employees will not receive compensation for their services as directors.

      Under our 2002 Non-Employee Directors Stock Option Plan, each of our directors who is not an officer or employee of Inveresk Research Group, Inc. or any of its subsidiaries and who is not eligible to receive option grants under our 2002 Stock Option Plan, will, immediately following each annual meeting of our stockholders, commencing with the annual meeting in 2003, automatically receive an annual grant of options to purchase 5,000 shares of our common stock at an exercise price equal to 100% of the fair market value of our common stock at the date of grant of the option. In addition, each of our non-employee directors, upon initially joining our board of directors, will receive (or, in the case of directors serving at the time of our initial public offering, received at such time), an initial grant of options to purchase 7,500 shares of our common stock at an exercise price equal to 100% of the fair market value of the common stock as of the date of grant. Options granted under this plan will vest ratably over a three-year period, commencing on the first anniversary of the date of grant. The plan is administered by our board of directors or the compensation committee of our board of directors.

Executive Compensation

      The table below summarizes information concerning the compensation paid by us during 2002 and 2001 to our Chief Executive Officer and our five other most highly paid executive officers. We refer to those persons as our named executive officers.

Summary Compensation Table

						Long-Term Compensation
						Awards

						Adjusted
		Annual Compensation				Number of
						Securities
	Fiscal			Other Annual		Underlying		All Other
Name and principal position	Year	Salary(1)	Bonus(1)	Compensation(1)		Options(2)		Compensation(1)

Dr. Walter S. Nimmo	2002	$256,285	$720,160	$17,065	(3)	23,468		45,338	(4)
President and Chief Executive Officer	2001	$201,676	$366,718	$17,896	(5)	88,685		$34,445	(6)
D.J. Paul E. Cowan(7)	2002	$224,671	$74,690	$1,243	(8)	268,809		58,834	(9)
Chief Financial Officer, Secretary and Treasurer	2001	—	—	—		—		—
Michael F. Ankcorn	2002	$236,165	$236,165	$10,316	(10)	29,345	(11)	$320,711	(12)
Vice President	2001	$222,795	$111,397	$10,415	(13)	251,200		$311,111	(14)
Dr. Brian Bathgate	2002	$133,514	$133,514	$13,043	(15)	29,346		$18,500	(16)
Vice President	2001	$98,828	$33,718	$12,042	(17)	70,793		$14,584	(18)
Alastair S. McEwan	2002	$190,000	$190,000	$—		11,738		$37,218	(19)
Vice President	2001	$160,209	$98,700	$3,645	(20)	135,844		$66,235	(21)
Nicholas J. Thornton(22)	2002	$211,176	$211,176	$13,790	(23)	11,738		$34,162	(24)
Vice President	2001	$158,567	$115,150	$11,852	(25)	301,507		$58,429	(26)

(1)	2002 remuneration of Dr. Nimmo, Mr. Cowan, Dr. Bathgate and Mr. Thornton was paid in pounds sterling and converted to U.S. dollars based on the average pounds sterling to U.S. dollars exchange rate for 2002 of £1:$1.5032. 2001 remuneration of Dr. Nimmo, Mr. Cowan, Dr. Bathgate and Mr. Thornton was paid in pounds sterling and converted to U.S. dollars based on the average pounds sterling to U.S. dollars exchange rate for 2001 £1:$1.4405. 2002 remuneration of Mr. Ankcorn was paid in Canadian dollars and converted to U.S. dollars based on the average Canadian dollars to U.S. dollars exchange rate for 2002 of C$1:U.S.$0.6368. 2001 remuneration of Mr. Ankcorn was paid in Canadian dollars and converted to U.S. dollars based on the average Canadian dollars to U.S. dollars exchange rate for 2001 of C$1:US$0.6428. Remuneration of Mr. McEwan was paid in U.S. dollars in both 2002 and 2001.

(2)	Represents options issued by Inveresk Research Group, Inc. in replacement of options previously issued by Inveresk Research Group Limited, pursuant to the change in our ultimate parent which took place immediately prior to our initial public offering. Mr. Cowan’s and Mr. Ankcorn’s options were to purchase B ordinary shares in Inveresk Research Group Limited. All of the other named individuals received options to purchase ordinary shares.

(3)	Includes car allowance of $11,232, fuel allowance of $5,442 and clothing allowance of $391.

(4)	Includes payments for pension plan of $38,332, premiums for life assurance of $4,278, premiums for private health cover of $389, premiums for permanent health insurance of $1,679 and premiums for spouse’s death in service benefits of $660.

(5)	Includes car allowance of $11,910 and fuel allowance of $5,059.

(6)	Includes payments for pension plan of $30,251, premiums for life assurance of $2,251, premiums for private health cover of $415, premiums for permanent health insurance of $1,198 and premiums for spouse’s death in service benefits of $330.

(7)	Mr. Cowan became our Chief Financial Officer in January 2002 and our Secretary and Treasurer in May 2002.

(8)	Comprises fuel allowance of $1,243.

(9)	Includes payments for pension plan of $32,008, premiums for life assurance of $264, premiums for permanent health insurance of $1,370 and relocation expenses of $25,192.

(10)	Comprises car allowance of $10,316.

(11)	Mr. Ankcorn purchased these options for an aggregate purchase price of $100,000. This purchase price was repaid to Mr. Ankcorn prior to our initial public offering.

(12)	Includes payments for pension plan of $316,118, premiums for life insurance of $1,074, premiums for medical coverage of $1,397, premiums for hospital coverage of $122, premiums for dental coverage of $1,981 and premiums for dependent life insurance of $19.

(13)	Comprises car allowance of $10,415.

(14)	Includes payments for pension plan of $306,487, premiums for life insurance of $1,084, premiums for medical coverage of $1,410, premiums for hospital coverage of $122, premiums for dental coverage of $2,000 and premiums for dependent life insurance of $8.

(15)	Includes car allowance of $11,211, fuel allowance of $1,452 and clothing allowance of $380.

(16)	Includes payments for pension plan of $16,911, premiums for life assurance of $320, premium for private health cover of $164 and premiums for permanent health insurance of $1,105.

(17)	Includes car allowance of $10,445, fuel allowance of $1,243 and clothing allowance of $354.

(18)	Includes payments for pension plan of $13,505, premiums for life assurance of $256, premium for private health cover of $166 and premiums for permanent health insurance of $657.

(19)	Includes payments for pension plan of $18,509, premiums for life insurance of $351, premiums for private health coverage of $5,650, premiums for permanent health insurance of $1,211, premiums for spouse’s death in service benefits of $497 and expatriate rent support of $11,000.

(20)	Includes car allowance of $2,612 and fuel allowance of $864.

(21)	Includes payments for pension plan of $16,746, premiums for life insurance of $287, premiums for private health coverage of $2,263, premiums for permanent health insurance of $736, premiums for spouse’s death in service benefits of $330, a relocation package valued at $45,000, disability premiums of $630 and premiums for dental coverage of $243.

(22)	Mr. Thornton joined our company in February 2001.

(23)	Includes car allowance of $8,708 and fuel allowance of $5,082.

(24)	Includes payments for pension plan of $31,567, premiums for life assurance of $407, premiums for private health cover of $410, premiums for permanent health insurance of $1,370 and premiums for spouse’s death in service benefits of $408.

(25)	Includes car allowance of $7,273 and fuel allowance of $3,995.

(26)	Includes payments for pension plan of $23,786, premiums for life assurance of $390, premiums for private health cover of $406, premiums for permanent health insurance of $820, premiums for spouse’s death in service benefits of $256 and a relocation package valued at $32,771.

Employment Agreements

      Dr. Nimmo has an employment agreement with Inveresk Research International Limited, one of our indirect, wholly-owned subsidiaries, pursuant to which he serves as its Chief Executive. Each of Mr. Cowan, Dr. Bathgate, Mr. McEwan and Mr. Thornton also have employment agreements with Inveresk Research International Limited. Mr. Cowan serves as its Chief Financial Officer, Dr. Bathgate serves as its President — Pre-Clinical Europe, Mr. Thornton serves as its President — Clinical Europe and Mr. McEwan serves as its President — Clinical Americas. Mr. Ankcorn, who serves as President — Pre-Clinical Americas, has an employment agreement with CTBR Bio-Research Inc. (formerly ClinTrials BioResearch Ltd.), one of our indirect, wholly owned subsidiaries.

      Pursuant to his employment agreement, Dr. Nimmo receives an initial annual base salary of £170,000 (equivalent to $255,544) and is entitled to receive a bonus amount at the discretion of the compensation committee of our board of directors based upon certain performance targets. Under their employment agreements, Mr. Ankcorn, Dr. Bathgate, Mr. Cowan, Mr. McEwan and Mr. Thornton receive an initial annual base salary of CAN$370,863 (equivalent to $236,166), £95,000 (equivalent to $142,804), £150,000 (equivalent to $225,480), $190,000 and £140,001 (equivalent to $210,450), respectively, and each of Dr. Bathgate, Mr. Cowan, Mr. McEwan and Mr. Thornton is entitled to receive discretionary bonus amounts of up to an aggregate of 100% of his base salary then in effect. Mr. Ankcorn is entitled to receive a bonus in accordance with our bonus policy for senior executives in effect from time to time. The initial annual base salary of each executive officer is subject to appropriate increases at the discretion of the compensation committee of our board of directors.

      The employment agreements of the executive officers contain the following additional provisions:

      The employment of each of Dr. Nimmo, Mr. Cowan, Dr. Bathgate and Mr. McEwan may be terminated (i) upon one year’s (or any shorter mutually agreed upon period) prior written notice by us or the executive; or (ii) by us upon payment of one year’s annual salary in lieu of notice. Dr. Nimmo’s employment may also be terminated by us for cause. Mr. Ankcorn’s employment may be terminated (i) at any time by us upon the payment of certain benefits; (ii) at any time by us for cause; or (iii) upon his death or incapacity.

      Mr. Thornton’s employment may be terminated (i) prior to the first anniversary of the sale by the Candover entities of all of their shares of our common stock upon one year’s (or any shorter mutually agreed upon period) prior written notice by us or him; (ii) after the first anniversary of the sale by the Candover entities of all of their shares of our common stock upon six months (or any shorter mutually agreed upon period) prior written notice by us or him; or (iii) at any time by us upon payment of salary in lieu of notice.

      If the employment of any executive officer, other than Mr. Ankcorn, terminates for any reason, in addition to annual salary that we may elect to pay in lieu of notice, the officer will receive all compensation and other benefits earned and accrued, plus reimbursement for any business expenses incurred through the expiration of the applicable termination notice period.

      If Mr. Ankcorn’s employment is terminated as a result of an involuntary termination, including the occurrence of certain events and the taking of certain actions by us, most of which are outside his control, Mr. Ankcorn will be entitled to certain termination benefits, including all compensation and other benefits earned and accrued and payment of his salary, bonus and various benefits for one year following termination.

      Following the termination of any of the executive officers’ (other than Dr. Bathgate’s) employment, he will remain subject to certain restrictive covenants, including noncompetition, nondisclosure and nonsolicitation restrictions. Following termination of his employment for any reason, Dr. Bathgate will only be subject to a nondisclosure agreement.

      We previously provided Mr. McEwan with a relocation package valued at $45,000 in connection with relocating from Edinburgh to North Carolina and we have agreed to provide Mr. McEwan with a reasonable repatriation package in connection with relocating from North Carolina to the U.K. if we terminate Mr. McEwan’s employment. We have also agreed to reimburse Mr. Cowan for certain costs of relocating from London to Edinburgh and we previously reimbursed Mr. Thornton for costs incurred by him in connection with relocating from Geneva to Edinburgh. If Mr. Cowan or Mr. Thornton terminates his employment with us within two years of the payment by us of relocation costs, he must repay to us some or all of the costs reimbursed by us, depending on the date of termination of employment.

Option Grants in 2002

      The following table sets forth information regarding stock options granted pursuant to option plans during the year ended December 31, 2002 to each of the named executive officers. These figures do not represent our estimate of future share prices.

	Individual Grants(1)

	Actual(2)		As Adjusted(3)

	Number	Exercise	Number	Exercise	Percentage of		Potential realized value at assumed rates
	of shares	or base	of shares	or base	total options		of stock price appreciation for option
	underlying	price	underlying	price	granted to		term(5)
	options	(per	options	(per	employees in	Expiration
Name	granted	share)	granted	share)	fiscal 2002	Date	0%	5%	10%

Dr. Walter S. Nimmo	425	$1.43 (4)	23,468	$0.03	1%	March 2012	$304,380	$496,246	$790,605
D. J. Paul E. Cowan	9,160	$11.68	268,809	$0.40	15%	March 2012	3,386,933	5,584,676	8,956,354
Michael F. Ankcorn	1,000	$11.68	29,345	$0.40	2%	March 2012	369,747	609,661	977,736
Dr. Brian Bathgate	1,000	$1.43 (4)	29,346	$0.05	2%	March 2012	380,618	620,540	988,627
Alastair S. McEwan	400	$1.43 (4)	11,738	$0.05	1%	March 2012	152,242	248,207	395,437
Nicholas J. Thornton	400	$11.68	11,738	$0.40	1%	March 2012	147,899	243,864	391,094

(1)	Option grants were made to our named executive officers during the three months ended March 31, 2002. The grants made were options to acquire shares in Inveresk Research Group Limited, the parent company of the group on the date when the grants were made. These options were subsequently exchanged for options to acquire common stock in Inveresk Research Group, Inc.

(2)	Represents the applicable provisions of the options actually issued to the named executive officers, during the year ended December 31, 2002, by Inveresk Research Group Limited.

(3)	Represents the options issued by Inveresk Research Group, Inc., in replacement of the options issued in connection with the change in our ultimate parent.

(4)	The exercise price of £1.00 per share has been converted to U.S. dollars based on the average pounds sterling to U.S. dollars exchange rate for 2002 of £1:$1.4258.

(5)	For purposes of computing the values set forth in these columns we have used the initial public offering price of $13 per share.

      The potential realizable value of our options is calculated based on the ten-year term of the option from the time of grant. The 5% and 10% assumed rates of appreciation are mandated by the rules promulgated by the Securities and Exchange Commission and do not represent our estimate or projection of our future stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

•	multiplying the number of shares of common stock subject to a given option by the initial public offering price of $13 per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

•	subtracting from that result the aggregate option exercise price.

      The gains shown do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual value realized may be greater or less than the potential realizable value set forth in the above tables. As described elsewhere in this prospectus, we may incur significant social security contribution obligations when options are exercised by certain resident employees in the U.K.

Option Exercises in 2002 and Year-End Option Values

      The following table sets forth information concerning options exercised by our named executive officers during the year ended December 31, 2002. There was no public market for our shares of common stock as of the date of exercise of the stock options included in the table below. Accordingly, the fair market value on the date of exercise is based on our initial public offering price of $13 per share.

	Actual(1)		As Adjusted(2)

	Number of securities		Number of securities
	underlying options exercised		underlying options exercised
	in the year ended		in the year ended
	December 31, 2002		December 31, 2002

	Shares		Shares
	Acquired on	Value	Acquired on	Value
Name	Exercise	Realized	Exercise	Realized

Dr. Walter S. Nimmo	—	—	—	—
D.J. Paul E. Cowan	—	—	—	—
Michael F. Ankcorn	—	—	—	—
Dr. Brian Bathgate	—	—	—	—
Alastair S. McEwan	—	—	—	—
Nicholas J. Thornton	5,460	$3,919,591	301,507	$3,919,591

(1)	Represents the options actually exercised by the named executive officers in 2002.

(2)	Represents the options that Inveresk Research Group, Inc. would have issued in replacement of the options exercised by the named executive officers during 2002 pursuant to the change in our ultimate parent, which took place immediately prior to our initial public offering, as if the change in our ultimate parent had occurred on December 31, 2001.

      The following table sets forth information concerning options held by our named executive officers as of December 31, 2002.

	Actual		Actual

	Number of securities
	underlying unexercised		Value of unexercised
	options at		in-the-money options at
	December 31, 2002		December 31, 2002(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Dr. Walter S. Nimmo	112,153	—	$2,419,140	—
D.J. Paul E. Cowan	268,809	—	5,798,210	—
Michael F. Ankcorn	280,545	—	6,051,356	—
Dr. Brian Bathgate	100,139	—	2,159,998	—
Alastair S. McEwan	147,582	—	3,138,344	—
Nicholas J. Thornton	11,738	—	253,189	—

(1)	Value is based upon the difference between the option exercise price and the closing market value of our common stock at December 31, 2002 ($21.57 per share) multiplied by the number of shares underlying the option.

Defined Benefit Pension Plan

      Drs. Nimmo and Bathgate and Messrs. McEwan and Thornton are members of our U.K. defined benefit pension plan. The benefits under this plan are based on a normal retirement age of 60 and are related to the number years of service, the final pensionable salary of the individual concerned and any additional credit earned as a result of transfers from the pension plan of a former employer. The benefits payable to Dr. Bathgate and Messrs. McEwan and Thornton are subject to a maximum of two thirds of the United Kingdom earnings cap. Drs. Nimmo and Bathgate and Mr. McEwan accrue an entitlement to one thirtieth of final pensionable salary for each year of service and Mr. Thornton accrues an entitlement of one forty-fifth of final pensionable salary for each year of service. In addition to his service with the group, Dr. Nimmo also has an entitlement equal to approximately 28.9% of his final pensionable salary as a result of a transfer from the pension plan of a former employer.

      Pensionable salary is equal to the salary of the individuals concerned as set out in the Summary Compensation Table above other than for Mr. McEwan, whose pensionable salary is based on the salary attributable to his position with us prior to his relocation to the United States in 2001. Mr. McEwan’s pensionable salary is reviewed annually and for 2002 was £82,200 (equivalent to approximately $132,000).

      At December 31, 2002, the amount of completed service of the individuals concerned are Dr. Nimmo, 14 years 2 months; Dr. Bathgate, 11 years 4 months; Mr. McEwan, 6 years 6 months; and Mr. Thornton, 1 year 10 months. Dr. Nimmo’s annual pension entitlement is expected to be approximately two thirds of his final pensionable salary when he reaches the normal retirement age of 60.

      Based on the age, service-to-date and current salary levels of Dr. Bathgate and Messrs. McEwan and Thornton and assuming they remain employed with us until the normal retirement age of 60, we believe that the annual benefits payable to the individuals concerned will be limited to two thirds of the United Kingdom earnings cap. The United Kingdom earnings cap is set by the U.K. tax authorities annually and is currently £97,200 (equivalent to $155,500). Assuming that this amount increases by 2% per annum, the annual benefits payable to the individuals concerned at the normal retirement age of 60 would be approximately:

Name	Amount in
	£	$ Equivalent

Dr. Brian Bathgate	£92,500	$148,000
Alastair S. McEwan	£85,500	$136,800
Nicholas J. Thornton	£96,300	$154,000

Employee Benefit Plans

      Our 2002 Stock Option Plan reserves 5,365,589 shares (which amount is adjustable upon the occurrence of certain events) of our shares of common stock for grant of stock options to our officers, employees and consultants, and officers, employees and consultants of our subsidiaries, of which 2,589,029 shares are reserved for issuance under options already issued.

      The plan is administrated by a committee designated by our board of directors. At least two directors serving on the administrative committee are required to be “Non-Employee Directors” as that term is defined under Rule 16b-3(b)(3)(i) under the Securities Exchange Act of 1934, as amended, and shall, at such time as we are subject to Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the “Code”) qualify as “Outside Directors” within the meaning of Section 162(m) of the Code. The administrative committee has all the discretionary authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the plan, including but not limited to the following:

•	to determine eligibility for participation;

•	to determine the type and amount of any award granted under the plan;

•	to make such changes to the plan as may be necessary or appropriate to comply with the rules and regulations of any government authority or to obtain tax and certain other benefits applicable to stock options;

•	to make rules and regulations and establish procedures for carrying out and administering the plan and to make changes in such rules as it deems proper;

•	to determine, in accordance with the terms of the plan, the fair market value of shares underlying an award;

•	to accelerate the vesting of any award; and

•	to take any and all other actions it deems necessary or advisable for the proper operation or administration of the plan.

      Under the plan, the administrative committee also determines the exercise price at the time of grant; provided, that the exercise price for options will not be less than 100% of the fair market value of a share on the date of grant. Options under the plan are generally granted for a ten-year term, but may terminate earlier if the employment or service of the optionholder with us terminates before the end of the ten-year period.

      In the event of a change in control, the administrative committee may make certain adjustments to outstanding options, including the immediate vesting of such options. For purposes of the plan, a change in control means the occurrence of any one of the following events:

•	the acquisition of beneficial ownership by any individual, partnership or entity of 50% or more of our voting securities (other than by us); provided, however, that any acquisition of beneficial ownership shall not constitute a change in control by reason of an increase in the percentage of beneficial ownership of any person or group that results from a reduction in the number of outstanding shares or by reason of an increase in the beneficial ownership of a person or group of less than 5% per year;

•	any consolidation or merger of us where our stockholders immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own, directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any);

•	the sale, lease, exchange or other transfer of all or substantially all of our assets to a third party other than to an entity, at least a majority of the combined voting power of the voting securities of which are owned by persons in substantially the same proportion as their ownership of Inveresk Research immediately prior to such sale; or

•	our stockholders approve a plan for the dissolution of us in accordance with applicable state law.

      Special rules may apply with respect to certain non-U.S. employees.

      In connection with our initial public offering, all of the outstanding options of Inveresk Research Group Limited were cancelled and replaced with options to purchase shares of our common stock. All of these replacement options are fully vested and immediately exercisable.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership

      The following table sets forth certain information known to us regarding the beneficial ownership of our shares of common stock as of December 31, 2002 and as adjusted to reflect the sale of our shares in this offering, by

•	each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our shares of common stock;

•	each of our directors and named executive officers;

•	all directors and executive officers as a group; and

•	each selling stockholder.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within 60 days of February 14, 2003 are treated as outstanding. These shares, however, are not treated as outstanding when computing the percentage ownership of any other person.

      Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Calculation of percentage of shares beneficially owned is calculated using a base of 36,017,455 shares of common stock outstanding as of February 14, 2003 and 39,351,359 shares of common stock outstanding after completion of this offering (including 333,904 shares which we expect to be issued upon exercise of stock options by certain of the selling stockholders and resold in this offering). This table assumes no exercise of the underwriters’ over-allotment option.

	Shares Beneficially			Shares Beneficially
	Owned Prior to this			Owned After this
	Offering			Offering
Name and address of			Number of Shares
beneficial owners(1)	Number	Percent	Being Offered	Number	Percent

Stockholders Owning Approximately 5% or More
Candover Partners Limited**(2)	16,328,488	45.3%	5,294,122	11,034,366	28.0%
Candover Investments PLC**	1,959,425	5.4%	635,297	1,324,128	3.4%
Candover (Trustees) Limited**	217,688	*	70,581	147,107	*
Federated Investors, Inc.	2,515,600	7.0%	—	2,515,600	6.4%
(Kauffman Fund)
Federated Investors Tower
Pittsburgh, PA 15222-3799

Directors and Executive Officers
Dr. Walter S. Nimmo(3)	1,868,019	5.2%	210,000	1,658,019	4.2%
D.J. Paul E. Cowan(4)	268,809	*	80,000	188,809	*
Michael F. Ankcorn(5)	280,545	*	80,000	200,545	*
Dr. Brian Bathgate(6)	265,803	*	80,000	185,803	*
Alastair S. McEwan(7)	313,245	*	80,000	233,245	*
Nicholas J. Thornton(8)	313,245	*	80,000	233,245	*
Dr. Ian P. Sword(9)	809,210	2.2%	100,000	709,210	1.8%
Dr. John Urquhart	110,456	*	50,000	60,456	*
Dr. John T. Henderson	1,000	*	—	1,000	*
S. Louise McCrary	—	—	—	—	—

	Shares Beneficially			Shares Beneficially
	Owned Prior to this			Owned After this
	Offering			Offering
Name and address of			Number of Shares
beneficial owners(1)	Number	Percent	Being Offered	Number	Percent

Vanessa C.L. Chang	—	—	—	—	—
All directors and executive officers as a group (11 persons)	4,230,332	11.4%	760,000	3,470,332	8.7%

Other Selling Stockholders
Brian Cameron(10)	173,401	*	50,000	123,401	*
Dalame Resources S.A.	163,543	*	90,000	73,543	*
9 Castle Street
St. Hellier
Jersey JE4 2QP
Doreen Davidson(10)	173,401	*	50,000	123,401	*
Stephen Freestone(10)	173,401	*	50,000	123,401	*
Rick Greenough(10)	173,402	*	50,000	123,402	*
Alan Johnston(10)	173,401	*	50,000	123,401	*
Norma Kellett(10)	173,402	*	50,000	123,402	*
Duncan Lawrence	161,663	*	50,000	111,663	*
Stewart Leslie(10)	482,616	1.3%	100,000	382,616	*
Malcolm Macnaughton(10)	173,402	*	50,000	123,402	*

*	Indicates less than 1.0%.

**	The address of each of these entities is 20 Old Bailey, London EC4M 7LN, United Kingdom.

(1)	Unless otherwise noted, the address for all persons listed is c/o Inveresk Research Group, Inc., 11000 Weston Parkway, Suite 100, Cary, North Carolina 27513.

(2)	Comprised of 16,328,488 shares of common stock held collectively by five limited partnerships that make up the Candover 1997 Fund of which Candover Partners Limited is general partner. Information for each of these five limited partnerships is as follows:

	Shares Beneficially			Shares Beneficially
	Owned Prior to this			Owned After this
	Offering		Number of	Offering
Name and address of			Shares Being
beneficial owners(1)	Number	Percent	Offered	Number	Percent

Candover 1997 UK No. 1 Limited Partnership**	6,374,631	17.7%	2,066,822	4,307,809	10.9%
Candover 1997 UK No. 2 Limited Partnership**	1,985,607	5.5%	643,786	1,341,821	3.4%
Candover 1997 US No. 1 Limited Partnership**	5,292,588	14.7%	1,715,995	3,576,593	9.1%
Candover 1997 US No. 2 Limited Partnership**	1,780,894	4.9%	577,412	1,203,482	3.1%
Candover 1997 US No. 3 Limited Partnership**	894,768	2.5%	290,107	604,661	1.5%

(3)	Includes 112,153 shares of common stock issuable upon the exercise of stock options.

(4)	Includes 268,809 shares of common stock issuable upon the exercise of stock options.

(5)	Includes 280,545 shares of common stock issuable upon the exercise of stock options.

(6)	Includes 100,139 shares of common stock issuable upon the exercise of stock options.

(7)	Includes 147,582 shares of common stock issuable upon the exercise of stock options.

(8)	Includes 11,738 shares of common stock issuable upon the exercise of stock options. The remainder of these shares are held of record by Rathbone Jersey Limited but are beneficially owned by Mr. Thornton.

(9)	Includes 11,099 shares of common stock issuable upon the exercise of stock options.

(10)	Includes 11,738 shares of common stock issuable upon the exercise of stock options.

Registration Rights Agreement

      In connection with the change in our ultimate parent, we entered into a registration rights agreement with Candover Investments PLC, Candover (Trustees) Limited, certain investment funds indirectly controlled by Candover Investments PLC and certain other stockholders, including Ian P. Sword, Walter S. Nimmo, D. J. Paul E. Cowan, Michael F. Ankcorn, Brian Bathgate, Dalame Resources S.A., Rathbone Jersey Limited (which holds all of our shares that are owned by Nicholas J. Thornton) and Alastair S. McEwan. Under the registration rights agreement, subject to a number of conditions and limitations, those Candover entities may require us to file a registration statement under the Securities Act to register the sale of our shares of common stock held by them. We may be required to file up to five registration statements. The registration rights agreement also provides that all of our stockholders named in that agreement have “piggy-back” registration rights in connection with registered offerings of our shares that we, or the Candover entities, initiate, including this offering. Under the agreement, we will be required to pay all registration expenses with the exception of fees and expenses of counsel to the stockholders named in the agreement and underwriters discounts and commissions. We and the stockholders named in the agreement are required to indemnify one another against certain liabilities in respect of an offering covered by the registration rights agreement. Under this registration rights agreement, each of Dr. Sword, Dr. Nimmo, Mr. Cowan, Mr. Ankcorn, Dr. Bathgate, Dalame Resources S.A., Rathbone Jersey Limited and Mr. McEwan have agreed to certain restrictions on sales of their shares of our common stock for a two-year period following consummation of our initial public offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Repayment of 10% unsecured subordinated loan stock due 2008

      Before giving effect to the completion of this offering, Candover Investments PLC, Candover (Trustees) Limited and certain investment funds indirectly controlled by Candover Investments PLC collectively own approximately 51.4% of our shares of common stock. In September 1999, these Candover entities purchased an aggregate of 462,500 A ordinary shares of Inveresk Research Group Limited for $0.8 million and we borrowed an aggregate of $43.8 million from Candover Investments PLC and certain investment funds indirectly controlled by Candover Investments PLC. Our indebtedness under those borrowings was evidenced by 10% unsecured subordinated loan stock due 2008 issued by Inveresk Research Group Limited. In connection with the acquisition of ClinTrials in April 2001, Candover Investments PLC, Candover (Trustees) Limited and certain investment funds indirectly controlled by Candover Investments PLC collectively purchased an aggregate of 264,128 A ordinary shares of Inveresk Research Group Limited for $0.4 million and we borrowed an aggregate of $64.8 million from Candover Investments PLC and certain investment funds indirectly controlled by Candover Investments PLC and in consideration of that loan issued additional 10% unsecured subordinated loan stock due 2008. The 10% unsecured subordinated loan stock due 2008 became repayable upon our initial public offering, and was repaid at that time out of the proceeds of our initial public offering, with borrowings under our bank credit facility and from our cash resources.

Increase in Management Ownership

      The Articles of Inveresk Research Group Limited provided that upon certain types of “liquidity events,” including the listing of the ordinary shares of Inveresk Research Group Limited, the different classes of shares of Inveresk Research Group Limited would be converted into a single class and the relative ownership percentage of management would be adjusted based on the rate of return on the Candover entities investment implied by the pricing of the liquidity event. Because we changed our ultimate parent company immediately before the consummation of our initial public offering, the ordinary shares of Inveresk Research Group Limited were not listed and these “ratchet” arrangements were not actually triggered by the consummation of our initial public offering. In order to put the shareholders and optionholders of Inveresk Research Group Limited in the same position that they would have been in if the change in our ultimate parent had not occurred prior to our initial public offering, the rate at which the A ordinary shares and options to purchase B ordinary shares were exchanged for shares of our common stock or options to purchase shares of our common stock, as applicable, in connection with the change in our ultimate parent was based on the number of ordinary shares that the A ordinary shares and B ordinary shares would have been convertible into if they had been converted into ordinary shares prior to the change in our ultimate parent. As a consequence, in connection with the change in our ultimate parent, our management’s percentage ownership in our outstanding share capital increased from 11.25% prior to the change in ultimate parent to 21.25% following the change in ultimate parent.

Waiver of National Insurance Payment Obligations

      Certain of the options issued by Inveresk Research Group Limited contained a provision that obligated the holder of the option to pay to Inveresk Research Group Limited any U.K. National Insurance contributions payable by Inveresk Research Group Limited to the Inland Revenue upon exercise of these options. We waived this condition for Nicholas J. Thornton when he exercised certain of his options in March 2002 and accordingly we, and not Mr. Thornton, paid the U.K. National Insurance contribution of £59,697 (equivalent to $85,844) we were obligated to pay to the U.K. Inland Revenue in connection with the exercise of those options.

      The options that we issued in exchange for the cancellation of the options described above in connection with the change in our ultimate parent do not contain an obligation on the part of the holder of the option to pay the full amount of the U.K. National Insurance contributions otherwise payable by us to the U.K. Inland Revenue upon the exercise of those options. Instead, these options provide that we will be liable for all U.K. National Insurance contributions payable by us to the extent the market value of our shares is equal to or less than the price at which our shares were first offered to the public in the initial public offering, and the holders of those options agreed to bear the liability for any U.K. National Insurance contributions in excess of this amount that may become due when the options are exercised. Consequently, if all of these options were exercised at a time when the market price was equal to or greater than the initial public offering price of $13 per share, we would be liable to pay an aggregate of $1.2 million in U.K. National Insurance contributions to the U.K. Inland Revenue. The persons who received these options included Dr. Walter S. Nimmo, D. J. Paul E. Cowan, Alastair S. McEwan, Nicholas J. Thornton and Dr. Brian Bathgate.

DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, which our board of directors has the power and authority to designate into classes or shares. Immediately after the sale of the shares of common stock in this offering, our issued and outstanding share capital will consist of 39,351,359 shares of common stock (including 333,904 shares which we expect to be issued upon exercise of stock options by certain of the selling stockholders in this offering).

      The following is a summary of various provisions of our shares of common stock and shares of preferred stock. The following summary is not complete and you should also refer to our certificate of incorporation and bylaws, both of which have been filed with the Securities and Exchange Commission.

Common Stock

      The holders of our shares of common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Holders of our shares of common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters on which stockholders will vote must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any shares of preferred stock. Holders of our shares of common stock are entitled to share ratably in any dividends declared by our board of directors, subject to any priority dividend rights of any shares of preferred stock we may issue in the future. If we are liquidated, dissolved, or wound up, we must first pay all amounts we owe our creditors and then pay the full amounts required to be paid to holders of any shares of preferred stock then outstanding before we may make any payments to holders of our shares of common stock. All holders of our shares of common stock are entitled to share ratably in any assets available for distribution to them, after all of our creditors have been satisfied and we have paid the liquidation preferences of any of our shares of preferred stock. None of our shares of common stock are subject to redemption by us. Holders of our shares of common stock do not have any preemptive rights to purchase additional shares of common stock. In addition, holders of our shares of common stock do not have subscription rights, sinking fund rights or conversion rights. Our outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

      Our board of directors has the authority, without further action by our stockholders, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of those shares, subject to limitations prescribed by law. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders. The issuance of shares of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of our shares of common stock. In some circumstances, an issuance of shares of preferred stock could have the effect of decreasing the market price of the shares of common stock. No shares of preferred stock are outstanding and we currently have no plans to issue any shares of preferred stock.

Limitation on directors’ liabilities

      As permitted by the Delaware General Corporation Law, as amended, the “DGCL,” our certificate of incorporation limits the liability of our directors to our company or our stockholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted by the DGCL as it now exists or as it may be amended. As of the date of this prospectus, the DGCL permits limitations of liability for director’s breach of fiduciary duty other than liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	under Section 174 of the DGCL, or

•	for any transaction from which the director derived an improper personal benefit.

      In addition, our bylaws provide that we will indemnify, to the fullest extent permitted under the DGCL, all of our directors, officers, employees and agents for acts performed on our behalf in such capacity.

Delaware Anti-takeover Provisions

      We are subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, this provision prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless, with some exceptions, the business combination is approved in the prescribed manner. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. The statute broadly defines business combinations to include:

•	mergers;

•	consolidations;

•	sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or aggregate market value of all outstanding stock of the corporation; and

•	certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.

      These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

Certificate of Incorporation and Bylaw Provisions

      Our certificate of incorporation provides for the issuance by our board of directors of up to 10,000,000 shares of preferred stock, with voting power, designations, preferences and other special rights. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of shares of common stock or could adversely affect the rights and powers, including voting rights, of holders of shares of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of our shares of common stock. Holders of our shares of preferred stock could also make it more difficult for a third party to acquire our company. No shares of preferred stock are outstanding and we currently have no plans to issue any shares of preferred stock.

      Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and will be implemented through one, two and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our board of directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors. This provision will prevent stockholders from circumventing the provisions of our classified board.

Nasdaq Listing

      Our common stock is quoted on The Nasdaq Stock Market’s National Market under the trading symbol “IRGI.”

Transfer Agent and Registrar

      The transfer agent and registrar for our shares of common stock is Continental Stock Transfer & Trust Company of New York Inc.

SHARES ELIGIBLE FOR FUTURE SALE

      Future sales of substantial amounts of our shares of common stock, including shares issued upon the exercise of outstanding options, in the public market (or the perception that such sales may occur) could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. The resale of certain of our outstanding shares into public markets is subject to legal and contractual restrictions, some of which are described below. The lapsing of these restrictions will permit sales of substantial amounts of our shares of common stock or could create the perception that such sales may occur, which could adversely affect the market price for our shares of common stock.

      Upon completion of this offering, we will have 39,351,359 shares of common stock outstanding (including 333,904 shares which we expect to be issued upon exercise of stock options by certain of the selling stockholders and resold in this offering), without taking into account 2,353,539 shares that may be issued upon exercise of options outstanding as of the date on which this offering is completed.

      The 10,350,000 shares of common stock being sold in this offering (11,902,500 shares if the underwriters’ over-allotment option is exercised in full) will be freely tradeable (other than by an affiliate of our company as that term is defined in the Securities Act of 1933, or Securities Act, which generally includes officers, directors or 10% stockholders) without restriction or registration under the Securities Act. A number of our other shares also are freely tradeable. Upon completion of this offering, 15,283,868 shares of our common stock (13,790,087 shares if the underwriters’ over-allotment option is exercised in full) will be eligible for public sale solely if registered under the Securities Act or sold under an applicable exemption. Following this offering, without giving effect to the over-allotment option, stockholders that collectively own 15,295,955 shares of our common stock will have registration rights with respect to their shares. See “Principal and Selling Stockholders — Registration Rights Agreement.” Upon any sale of those shares pursuant to an effective registration statement, the shares would be freely tradeable.

      In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed an affiliate of ours, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of the shares then outstanding, which will be approximately 390,175 shares immediately after this offering; or

•	the average weekly trading volume of our shares of common stock on the Nasdaq National Market during the four calendar weeks before the filing of a Form 144 with respect to that sale.

      Sales under Rule 144 are also subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any previous owner except an affiliate of ours, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

      Our officers, directors and certain of our stockholders have agreed, under lock-up agreements that, subject to certain exceptions described under the caption “Underwriting,” they will not sell any shares of common stock owned by them without the prior written consent of Bear, Stearns & Co. Inc. for a period of at least 90 days from the date of this prospectus.

      In addition, we have filed a registration statement on Form S-8 under the Securities Act to register the shares of common stock reserved for issuance under our stock option plans and, as a result, all shares of common stock acquired upon exercise of stock options under these plans (subject to vesting requirements contained in the applicable award agreement, if any) are also freely tradable in the open market unless purchased by our affiliates.

      We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement among the underwriters, us and certain of our stockholders, each of the underwriters named below, through their representatives, Bear, Stearns & Co. Inc., UBS Warburg LLC, SG Cowen Securities Corporation and Jefferies & Company, Inc., has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares

Bear, Stearns & Co. Inc.
UBS Warburg LLC
SG Cowen Securities Corporation
Jefferies & Company, Inc.

Total	10,350,000

      The underwriting agreement provides that the obligations of the several underwriters are subject to approval of various legal matters by their counsel and to various other conditions, including delivery of legal opinions by our counsel and by counsel to the selling stockholders, the delivery of a letter by our independent auditors and the accuracy of the representations and warranties made by us and by the selling stockholders in the underwriting agreement. Under the underwriting agreement, the underwriters are obliged to purchase and pay for all of the above shares of our common stock if any are purchased.

Public Offering Price

      The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus and at that price less a concession not in excess of $ per share to other dealers who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and those dealers may reallow, concessions not in excess of $                    per share to other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. The shares of our common stock are offered subject to receipt and acceptance by the underwriters and subject to other conditions, including the right to reject orders in whole or in part. The underwriters have informed us that the underwriters do not expect sales to accounts over which they exercise discretionary authority to exceed 3% of the total number of shares of common stock offered by them.

      The following table summarizes the per share and total public offering price of the shares of our common stock in this offering, the underwriting compensation to be paid to the underwriters by us and the selling stockholders and the proceeds of this offering, before expenses, to us. The information presented assumes either no exercise or full exercise by the underwriters of their over-allotment option.

Total

	Per	Without	With
	Share	Over-Allotment	Over-Allotment

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds before expenses	$	$	$

      The underwriting discount and commission per share is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock.

      We estimate total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1.3 million, including expenses relating to the sale of shares of our common stock by the selling stockholders.

Over-Allotment Option to Purchase Additional Shares

      Certain of the selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to an aggregate of 1,552,500 additional shares of common stock exercisable at the offering price less the underwriting discounts and commissions, each as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be obliged to purchase additional shares of common stock in proportion to their respective purchase commitments as shown in the table set forth above, subject to various conditions.

Indemnification and Contribution

      The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, including liabilities arising from material misstatements or omissions in connection with disclosures, or will contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

      Our directors, officers and certain of our stockholders have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock in the public market without the prior written consent of Bear, Stearns & Co. Inc. for a period of 90 days from the date of this prospectus. Bona fide gifts by individuals to immediate family members, transfers by a partnership to its partners or transfers by Candover Investments PLC or a fund directly or indirectly controlled by Candover Investments PLC to another fund controlled directly or indirectly by Candover Investments PLC are excepted from the restrictions of the lock-up agreements, provided the transferee agrees to be bound by similar restrictions.

      In addition, we have agreed that for a period of 90 days from the date of this prospectus, we will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of common stock, except that we may issue, and grant options to purchase, shares of common stock and restricted stock under our equity compensation plans.

Stabilization and Syndicate Short Position

      In order to facilitate the offering of shares of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our shares of common stock.

      The underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in the offering. A short position may involve either “covered” short sales or “naked” short sales. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

      Accordingly, to cover these short sales positions or to stabilize the market price of shares of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on The Nasdaq Stock Market’s National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of shares of our common stock may have the effect of raising or maintaining the market price of shares of our common stock or preventing or mitigating a decline in the market price of shares of our common stock. As a result, the price of shares of our common stock may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

      Our common stock is quoted on The Nasdaq Stock Market’s National Market under the symbol “IRGI.”

      In connection with our initial public offering, which we completed in July 2002, Bear, Stearns & Co. Inc., UBS Warburg LLC and SG Cowen Securities Corporation served as underwriters and, in connection with these services, received customary fees. In 2001, in connection with our acquisition of ClinTrials, Bear, Stearns & Co. Inc. served as our financial advisor and an affiliate of Bear, Stearns & Co. Inc. arranged financing for the transaction, in return for which they received customary fees.

      Affiliates of Bear, Stearns & Co. Inc. and of UBS Warburg LLC have each made investments in the Candover 2001 Fund. Each such investment involves less than a 1% interest in such fund. In addition, a UBS Warburg staff coinvest plan invested in such fund, and an affiliate of UBS Warburg LLC serves as general partner of a partnership pursuant to which clients of UBS Warburg LLC invest in such fund. An affiliate of UBS Warburg LLC was a placement agent for the Candover 2001 Fund, for which it received customary fees. The Candover 2001 Fund is indirectly controlled by Candover Investments PLC, which, together with Candover (Trustees) Limited (a wholly-owned subsidiary of Candover Investments PLC) and certain investment funds indirectly controlled by Candover Investments PLC, are the principal stockholders of Inveresk Research Group, Inc. See “Principal and Selling Stockholders.”

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for us by Clifford Chance US LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Coudert Brothers LLP.

EXPERTS

      The consolidated financial statements of Inveresk Research Group, Inc. as of December 31, 2002 and December 30, 2001 and for the years ended December 31, 2002, December 30, 2001 and December 31, 2000, included in this prospectus have been audited by Deloitte & Touche, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statements of Financial Accounting Standards No. 142, Goodwill and other Intangibles), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of ClinTrials Research Inc. at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to the common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement, including its exhibits for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit. In addition, we are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, we file periodic reports, proxy statements and other materials with the Securities and Exchange Commission. Copies of the registration statement, including the related exhibits, as well as the reports, proxy statements and other materials filed by us, are available for examination without charge at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission’s Midwest Regional Office at 175 West Jackson Boulevard, Suite 900, Chicago IL, 60604 or the Northeast Regional Office at 233 Broadway, New York, NY 10279 or on the website of the Securities and Exchange Commission at http://www.sec.gov. Copies of all or a portion of the registration statement and our other filings can be obtained from the Public Reference Room of the Securities and Exchange Commission upon payment of prescribed fees, and materials on the operation of the Public Reference Room may be obtained by calling the Commission at (800) SEC-0330. You can also obtain copies of our filings with the Securities and Exchange Commission, free of charge, through our website at www.inveresk.com.

INVERESK RESEARCH GROUP, INC.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Inveresk Research Group, Inc.:

      We have audited the accompanying consolidated balance sheets of Inveresk Research Group, Inc. (a Delaware corporation) and its subsidiaries as of December 31, 2002 and December 30, 2001, and the related consolidated statements of operations, comprehensive loss and shareholders’ equity, and cash flows for the years ended December 31, 2002, December 30, 2001 and December 31, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inveresk Research Group, Inc. and its subsidiaries as of December 31, 2002, and December 30, 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, December 30, 2001, December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

      As explained in Note 4 to the consolidated financial statements, effective January 1, 2002 the Company adopted Statements of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

/s/ Deloitte & Touche

Edinburgh, Scotland

February 17, 2003

INVERESK RESEARCH GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(In thousands, except share and per share data)
Net service revenue	$222,462	$156,296	$65,540
Direct costs excluding depreciation of $3,596, $2,832 and $2,017, respectively	(110,099)	(83,975)	(36,133)

	112,363	72,321	29,407
Selling, general and administrative expenses:
Compensation expense in respect of share options and management equity incentives	(53,020)	—	—
U.K. stamp duty taxes arising on change of ultimate parent company	(1,545)	—	—
Other selling, general and administrative expenses	(56,455)	(41,934)	(13,825)

Total selling, general and administrative expenses	(111,020)	(41,934)	(13,825)
Depreciation	(10,315)	(8,028)	(4,513)
Amortization of goodwill and intangibles	—	(7,910)	(3,281)

Income (loss) from operations	(8,972)	14,449	7,788
Interest income	344	483	367
Interest expense	(11,656)	(17,584)	(7,889)

Income (loss) before income taxes and extraordinary items	(20,284)	(2,652)	266
Provision for income taxes (Note 13)	(6,144)	(2,049)	(682)

Net income (loss) before extraordinary items	(26,428)	(4,701)	(416)

Extraordinary items	(1,581)	(419)	—

Net income (loss)	$(28,009)	$(5,120)	$(416)

Earnings (loss) per share before extraordinary items:
Basic	$(0.89)	$(0.22)	$(0.03)
Diluted	$(0.89)	$(0.22)	$(0.03)
Earnings (loss) per share after extraordinary items:
Basic	$(0.94)	$(0.24)	$(0.03)
Diluted	$(0.94)	$(0.24)	$(0.03)
Weighted average number of common shares outstanding:
Basic	29,735,957	21,489,571	15,803,724
Diluted	29,735,957	21,489,571	15,803,724

See accompanying notes to consolidated financial statements.

INVERESK RESEARCH GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 30,
	2002	2001

	(In thousands, except share
	data)
ASSETS
Current assets:
Cash and cash equivalents	$19,909	$16,118
Accounts receivable, net of allowance for doubtful accounts of $1,021 in 2002 and $760 in 2001	39,266	32,646
Unbilled receivables, net of reserve for losses on contracts of $1,110 in 2002 and $1,284 in 2001	20,706	19,999
Income taxes receivable	2,979	4,335
Inventories	1,167	2,173
Other current assets	4,300	2,164

Total current assets	88,327	77,435
Property, plant and equipment (Note 8)	108,570	87,922
Intangible assets (Note 9)	135,043	134,517
Deferred debt issue costs	527	1,952

	$332,467	$301,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,792	$10,118
Advance billings	41,415	30,380
Accrued expenses (Note 10)	21,399	21,520
Income taxes payable	2,871	2,103
Deferred income taxes (Note 13)	204	559
Current portion of long term debt (Note 11)	217	127,648

Total current liabilities	76,898	192,328
Deferred income taxes (Note 13)	22,139	27,053
Long term debt (Note 11)	67,768	85,109
Defined benefit pension plan obligation (Note 15)	13,259	4,721
Commitments and contingencies (Note 17)
Shareholders’ equity:
Preferred stock, $0.01 par value 10,000,000 authorized, none issued (Note 7)	—	—
Common stock, $0.01 par value 150,000,000 authorized; 36,004,777 and 23,469,088 issued and outstanding at December 31, 2002 and December 30, 2001 (Note 7)	360	235
Additional paid–in capital	191,618	1,118
Accumulated deficit	(33,793)	(5,784)
Accumulated other comprehensive loss	(5,782)	(2,954)

Total shareholders’ equity (deficit)	152,403	(7,385)

	$332,467	$301,826

See accompanying notes to consolidated financial statements.

INVERESK RESEARCH GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(In thousands)
Cash flows from operating activities
Net (loss)	$(28,009)	$(5,120)	$(416)
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Non-cash compensation expense in respect of exercise of share options and management equity incentives	52,934	—	—
Depreciation of property, plant and equipment	10,315	8,028	4,513
Amortization of goodwill and intangible assets	—	7,910	3,281
Deferred pension obligations	209	130	(195)
Deferred income taxes	2,238	210	439
Amortization of deferred loan issue costs	2,240	1,040	322
Interest on 10% unsecured subordinated loan stock due 2008, not payable until the loan stock is redeemed	6,058	8,970	4,278
Payment of interest on 10% unsecured subordinated loan stock due 2008 following the initial public offering	(21,454)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(7,328)	(1,682)	(720)
Advance billings	11,035	(361)	1,369
Inventories	1,006	176	87
Accounts payable and accrued expenses	553	640	(616)
Income taxes	2,124	(1,277)	(919)
Other assets and liabilities	(2,136)	829	1,270

Net cash provided by operating activities	29,785	19,493	12,693
Cash flows from investing activities
Purchase of ClinTrials Research Inc., net of cash acquired of $5,700	—	(115,147)	—
Purchases of property, plant and equipment	(25,497)	(11,145)	(6,792)
Proceeds from sale of investments	—	—	40

Net cash used in investing activities	(25,497)	(126,292)	(6,752)
Cash flows from financing activities
Issue of common stock, net of issue costs	137,691	388	—
Repayments of short-term borrowings	(3,661)	(3,038)	(109)
Proceeds from long-term borrowings, net of issue costs	66,904	156,440	—
Repayments of long–term debt	(201,027)	(38,311)	(3,031)

Net cash provided by (used in) financing activities	(93)	115,479	(3,140)
Effect of foreign currency exchange rate changes on cash	(404)	(2,248)	(124)

Increase in cash and cash equivalents	3,791	6,432	2,677
Cash and cash equivalents at beginning of period	16,118	9,686	7,009

Cash and cash equivalents at end of period	$19,909	$16,118	$9,686

Supplemental cash flow information:
Interest paid, excluding interest on 10% unsecured subordinated loan stock due 2008	$7,749	$3,686	$3,375

Income tax paid	$1,504	$2,796	$1,085

See accompanying notes to consolidated financial statements.

INVERESK RESEARCH GROUP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

AND SHAREHOLDERS’ EQUITY

						Accumulated
					Retained	Other
	Total		Par Value	Additional	Earnings	Comprehensive
	Shareholders’	Common Stock	Paid-in	Paid-in	(Accumulated	Income
	Equity	$0.01 par value	Capital	Capital	Deficit)	(Loss)

	(In thousands, except share data)
Balance at December 26, 1999	$712	15,803,724	$158	$807	$(248)	$(5)
Comprehensive loss:
Foreign currency translation adjustments	(49)	—	—	—	—	(49)
Net loss for period to December 31, 2000	(416)	—	—	—	(416)	—

Comprehensive loss	(465)

Balance at December 31, 2000	$247	15,803,724	$158	$807	$(664)	$(54)
Issue of common stock	388	7,665,364	77	311	—	—
Comprehensive loss:
Foreign currency translation adjustments	(1,675)		—	—	—	(1,675)
Cumulative-effect adjustment for FAS 133 (net of income taxes of $58)	(135)		—	—	—	(135)
Provision for accumulated benefit obligation under FAS 87 (net of income taxes of $484)	(1,090)		—	—	—	(1,090)
Net loss for period to December 30, 2001	(5,120)		—	—	(5,120)	—

Comprehensive loss	(8,020)

Balance at December 30, 2001	$(7,385)	23,469,088	$235	$1,118	$(5,784)	$(2,954)
Issue of common stock, net of offering costs of $18,425	137,691	12,535,689	125	137,566	—	—
Compensation expense in respect of share options and management equity incentives	52,934		—	52,934	—	—
Comprehensive income (loss):
Foreign currency translation adjustments	2,655		—	—	—	2,655
Provision for accumulated benefit obligation under FAS 87 (net of income taxes of $2,350)	(5,483)		—	—	—	(5,483)
Net loss for year to December 31, 2002	(28,009)		—	—	(28,009)	—

Comprehensive loss	(30,837)

Balance at December 31, 2002	$152,403	36,004,777	$360	$191,618	$(33,793)	$(5,782)

See accompanying notes to consolidated financial statements.

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Description of Business

      Inveresk Research Group, Inc. and its subsidiaries (collectively the “Company”) provide drug development services to companies in the pharmaceutical and biotechnology industries. Through the Company’s pre-clinical and clinical business segments, it offers a broad range of drug development services, including pre-clinical safety and pharmacology evaluation, laboratory sciences services and clinical development services. The Company is one of a small number of drug development service companies currently providing a comprehensive range of pre-clinical and clinical development services on a worldwide basis. The Company’s client base includes major pharmaceutical companies in North America, Europe, and Japan, as well as many biotechnology and specialty pharmaceutical companies.

2.     Basis of Presentation

      Effective January 1, 2002, the Company has changed its fiscal year end to the last calendar day in the year. In 2001 and prior years the fiscal year ended on the last Sunday of each calendar year. In 2001 the fiscal year contained 52 weeks and ended on December 30, 2001. In 2000 the fiscal year contained 53 weeks and ended on December 31, 2000. The change was made so that the Company’s reporting periods will end on the same date each year and will be of equal length. The impact on the results of the periods presented in these financial statements is not significant.

      On June 25, 2002 there was a change in ultimate parent company from a company organized in Scotland to a corporation organized in Delaware. This was accomplished through a share exchange transaction in which all the shareholders of Inveresk Research Group Limited (the former ultimate parent company) exchanged their shares for shares of common stock of Inveresk Research Group, Inc. (the current ultimate parent company). With the exception of the incurrence of U.K. stamp duty charges of $1.5 million, this transaction had no impact on the consolidated assets or liabilities of the Company. The consolidated financial statements have been prepared as if the change of ultimate parent company had taken place prior to the periods presented. Accordingly, the shareholders’ equity and earnings per share at the dates and for periods before June 25, 2002 are presented on the basis of the capital structure of Inveresk Research Group, Inc. calculated by multiplying the numbers of shares of Inveresk Research Group Limited outstanding at the dates and for the periods presented by the weighted average exchange ratio used in the share exchange transaction.

3.     Initial Public Offering

      The Company completed its initial public offering of 12 million shares of common stock, at a price of $13 per share on July 3, 2002. It used the net proceeds of the offering, together with drawings under a new bank credit facility, to repay all of the outstanding principal and interest under the previously outstanding bank debt and under the 10% unsecured subordinated loan stock due 2008. In connection with that debt repayment, it also recorded an extraordinary charge of $1.6 million net of taxes, attributable to the elimination of deferred financing costs associated with the debt that was repaid. The extraordinary item in 2001 of $0.4 million, net of taxes, was also attributable to the elimination of deferred financing costs on the debt facilities in place prior to the ClinTrials acquisition in April 2001. As discussed below in Note 14, the Company recorded additional compensation-related charges of $48.5 million in connection with the initial public offering and related change of ultimate parent during 2002.

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Summary of Significant Accounting Policies

     Principles of Consolidation

      The accompanying financial statements include the accounts of Inveresk Research Group, Inc. and its subsidiaries. All intercompany transactions, balances and profits are eliminated. All business combinations have been accounted for using the purchase method.

      Under the purchase method, goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net assets of the acquired subsidiary at the date of acquisition. Goodwill is reported in the balance sheet as an intangible asset and, prior to January 1, 2002, was amortized using the straight-line method over its estimated useful life. The accounting policy for goodwill that took effect from January 1, 2002 is described in the Intangible Assets section of this Note. The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

     Accounting Estimates

      The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates underlying the accompanying consolidated financial statements include the estimates made in the Company’s revenue recognition process, the reserve for losses on contracts and the assumptions underlying the accounting for our U.K. defined benefit pension plan. Actual results could differ from those estimates.

     Foreign Currencies

      The consolidated financial statements are prepared in U.S. Dollars. The functional currency of each of the Company’s subsidiaries is the local currency in which each subsidiary is located. Transactions in foreign currencies are measured at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or remeasured are recognized in the statement of operations.

      The financial statements of foreign subsidiaries are translated into U.S. Dollars using the current-rate method. Accordingly, assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Differences arising from the translation are recorded to accumulated other comprehensive loss.

      The foreign currency exchange gain or loss recognized in the statements of operation and included in “Selling, general and administrative expenses” was a loss of $0.4 million for the year ended December 31, 2002, a gain of $1.2 million for the 52 weeks ended December 30, 2001, and a loss of less than $0.1 million for the 53 weeks ended December 31, 2000.

     Revenue Recognition

      Many of the Company’s contracts are fixed-price contracts over one year in duration. Revenue for such contracts is recorded in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP)81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”. Revenue is recognized as costs are incurred and includes estimated

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs (cost-to-cost type of percentage-of-completion method of accounting). The Company also has contracts with a duration of less than one year. Revenue is recognized on these contracts in the same manner as for contracts of more than one year duration except for contracts that are at an agreed fee per hour. Revenue on agreed fee per hour contracts is recognized as services under the contract are provided.

      Where the scope of a contract is extended, the costs incurred prior to the contract extension being agreed in writing by the client are included in the calculation of the percentage-of-completion of the existing contract, prior to the extension. The estimated revenues are not updated until the contract extension has been agreed in writing with the client. However, when this occurs, the estimated total contract revenues are recalculated and a cumulative adjustment to revenues earned to that point under the contract is recorded.

      The Company follows the guidance in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition” (“SAB 101”). SAB 101 states that revenue should be recognized when all four of the following conditions exist: persuasive evidence of an arrangement exists; services have been rendered or delivery has occurred; the price is fixed or determinable; and collectibility is reasonably assured. When estimated contract costs indicate that a loss will be incurred on a contract, the entire loss is provided for in such period.

      The Company routinely subcontracts with third party investigators in connection with multi-site clinical trials and with other third party service providers for laboratory analysis and other specialized services. Costs associated with contracting with third party investigators are excluded from net service revenue and expenses where they are the responsibility of the client and they are passed through to clients without any mark up.

     Earnings (Loss) Per Share

      Earnings (loss) per share is computed in accordance with FAS 128, “Earnings per Share”. FAS 128 requires presentation of both Basic Earnings per Share (Basic EPS) and Diluted Earnings per Share (Diluted EPS). Basic EPS is based on the weighted average number of shares of common stock outstanding during the year while Diluted EPS also includes the dilutive effect of stock options. The number of stock options not reflected in Diluted EPS because they were anti-dilutive or their exercise was conditional were 2,366,217 in 2002, 1,148,532 in 2001 and 213,286 in 2000. Historical earnings (loss) per share have been computed assuming the historical outstanding shares in Inveresk Research Group Limited were converted to ordinary shares in Inveresk Research Group, Inc. using the conversion ratios applied when the change of ultimate parent company became effective.

     Cash and Cash Equivalents

      Cash and cash equivalents include demand deposits and money market accounts held with financial institutions. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Unbilled Receivables and Advance Billings

      Billings are generally determined by contractual provisions that include predetermined date-certain payment schedules (which may include payment at or near the time the trial is initiated), the achievement of negotiated performance requirements or milestones, or the submission of required billing detail. Unbilled receivables arise from those contracts under which billings are rendered upon the achievement of certain negotiated performance requirements or on a date-certain basis and services rendered exceed billings. The

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company expects to bill and collect these unbilled receivables within one year of revenue recognition. Advance billings represent contractual billings for services not yet rendered.

     Concentration of Credit Risk

      Financial instruments which potentially expose the Company to credit risk include unsecured accounts receivable. Concentrations of credit risk on accounts receivable is limited due to the large number of clients. Additionally, the Company maintains allowances for potential credit losses and credit losses incurred have not exceeded management’s expectations. The Company’s exposure to credit loss in the event that payment is not received for revenue recognized equals the outstanding accounts receivable and unbilled services balance.

     Inventories

      Inventories, which comprise consumables and supplies, are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method.

     Property, Plant and Equipment

      Property, plant and equipment are stated at cost.

      Maintenance repairs and minor renewals are charged to expense as incurred. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. When assets are retired or otherwise disposed of, the cost is removed from the asset account and the corresponding accumulated depreciation is removed from the related reserve account. Any gain or loss resulting from such retirement or disposal is included in current income.

      Depreciation is provided on a straight-line basis over the estimated useful economic lives of the assets as set out below:

Land	not depreciated
Buildings	40 years
Leasehold improvements	lesser of the term of the lease or the useful life
Machinery and equipment	5 to 10 years
Office furniture and machines	3 to 10 years
Vehicles	3 to 5 years

     Intangible assets

      In July 2001, the Financial Accounting Standards Board (“FASB”) issued FAS 141, “Business Combinations”, and FAS 142, “Goodwill and Other Intangible Assets”. FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of FAS 142. FAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and after December 31, 2002, FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      FAS 142 is effective from January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but instead tested for impairment at least annually in accordance with the provisions of FAS 142. We continued to amortize goodwill and intangible assets acquired in business combinations completed before July 1, 2001 prior to the effective date of FAS 142.

      FAS 142 required that we complete a first phase of the impairment review for goodwill and intangible assets with indefinite lives by June 30, 2002. That required review was completed as at January 1, 2002 and annual impairment tests have also been completed during the second quarter of 2002 using balances recorded as at March 31, 2002. These reviews did not result in any changes to the carrying value of goodwill. In the future, the annual impairment test will be performed by the Company during the second quarter using data as of March 31.

      FAS 142 required that the net book value of intangible assets relating to the assembled workforce acquired in prior business contributions be transferred to goodwill at the effective date of FAS 142 on January 1, 2002. If FAS 142 had been applied from January 1, 2000 our amortization expense in the years ended December 31, 2000, and December 30, 2001 would have been reduced by approximately $3.3 million and $7.9 million, respectively. The following table contains a presentation of our income before extraordinary item, net income (loss) and related per share amounts, calculated as if FAS 142 had been in effect throughout the periods presented.

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands except share and
	per share data)
Net Income (loss) before extraordinary items	$(26,428)	$2,378	$2,529
Net income (loss)	$(28,009)	$1,959	$2,529
Earnings (loss) per share before extraordinary items:
Basic	$(0.89)	$0.11	$0.16
Diluted	$(0.89)	$0.11	$0.16
Earnings (loss) per share after extraordinary items:
Basic	$(0.94)	$0.09	$0.16
Diluted	$(0.94)	$0.09	$0.16
Weighted average number of common shares outstanding:
Basic	29,735,957	21,489,571	15,803,724
Diluted	29,735,957	21,489,571	15,803,724

      In accordance with FAS 128, there is no dilution shown in the above table in respect of stock options outstanding in the years ended December 30, 2001 or December 31, 2000. This was because exercise of all the options concerned was conditional upon completion of a listing of the Company’s shares on a recognized stock exchange and this condition had not been satisfied by the end of 2001.

     Impairment of Long-Lived Assets

      The Company evaluates long-lived assets and intangibles other than goodwill for impairment whenever events or changes in circumstances indicate that the value of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposal are less than its carrying amount including any attributable

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

goodwill. In such instances, the carrying value of long-lived assets is reduced to the estimated fair value, as determined using an appraisal or discounted cash flow analysis, as appropriate.

     Income Taxes

      Income taxes are accounted for under the liability method in accordance with FAS 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that a portion of the asset will not be realized.

     Stock-Based Compensation

      The Company accounts for stock-based awards to employees using the intrinsic value method prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Compensation cost for stock options granted to employees is based on the excess of the quoted market price of the Company’s stock on the measurement date over the amount an employee must pay to acquire the stock (the “intrinsic value”) and is recognized over the vesting period. No compensation cost was recognized in respect of options where the vesting of the options was conditional upon the listing of the Company’s shares on a recognized stock exchange, prior to the condition being met. Once the condition was met, the compensation expense was recorded in full on the date when the condition was satisfied.

      As required by FAS 123, “Accounting for Stock-Based Compensation”, the Company has included in Note 14 the required FAS 123 pro forma disclosures of net income (loss) and earnings (loss) per share as if the fair value-based method of accounting has been applied.

     Research and Development

      Many of the Company’s activities are directed towards the performance of research on behalf of its clients and the Company is continually improving its scientific methods and techniques. All costs relating to the performance of client projects are expensed as incurred and there are no significant levels of expenditure on research and development on the Company’s own behalf.

     Derivative and Financial Instruments

      Foreign exchange forward contracts are legal agreements between two parties to purchase and sell foreign currency for a specified price, with delivery and settlement in the future. During the periods covered by the financial statements the Company did not have any foreign currency derivative instruments and did not engage in any foreign currency hedging activities.

      It is the strategy of the Company to enter into derivative contracts to hedge exposure to variability in cash flows for floating rate financial instruments and forecasted transactions, which primarily include the rollover of short-term assets and liabilities and loan repayments. Interest rate caps and collars and swaps are the most common instruments used to reduce the impact of interest rate changes on future earnings.

      Until December 31, 2000, the premium paid for the interest rate cap and collar transaction then in place, was deferred and amortized to income on a straight-line basis over the term of the contract. The benefits or losses of the cap and collar contract were recognized as they were received (“synthetic instrument accounting”).

      On January 1, 2001, the Company adopted FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, which establishes accounting and reporting standards for derivative instruments,

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

including certain derivative instruments embedded in other contracts and used for hedging activities. All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the statement of operations when the hedged item affects earnings. The ineffective portions of both fair value and cash flow hedges are immediately recognized in earnings.

      The adoption of FAS 133 resulted in recording the fair value of the cap and collar transaction at fair value and writing off the remaining unamortized premium to other comprehensive income. The impact of this, net of deferred taxes, was a charge of $0.1 million to other comprehensive income recorded on January 1, 2001.

      Because of hedge ineffectiveness and management’s decision not to apply hedge accounting but to continue to enter into economic hedges to support certain business strategies, adoption of FAS 133 may cause volatility in quarterly earnings in the future.

      Following adoption of FAS 133, the interest rate cap and collar transactions are accounted for at fair value, being the premium paid at the inception date, and marking to market (fair value) any differences between periods through the interest expense category in the statement of operations at the end of each reporting period. Swap contracts are recorded at fair value and any differences between periods are recorded through the interest expense category in the statement of operations at the end of each reporting period.

     Debt Issuance Costs

      Debt issuance costs relating to the Company’s bank loans and unsecured fixed rate debt are deferred and amortized to interest expense using the effective interest method over the respective terms of the debt concerned.

     Grant Income

      The European operations of ClinTrials has received two grants from a Scottish governmental authority, the Scottish Executive, relating to projects to establish a clinical data management operation in Glasgow. The grants concerned are Regional Selective Assistance grants for pounds sterling £0.5 million ($0.9 million) relating to the establishment of clinical data management facilities in Glasgow, leasing premises and creating 98 permanent full time jobs, and for pounds sterling £0.1 million ($0.2 million) for the development of clinical data management systems and creating 20 permanent full time jobs. The grants concerned can be claimed in stages once certain targets relating to completion of the project have been achieved. The principal targets relate to the number of jobs created, commitments for leasing of assets under operating leases and other expenditures.

      Grant income is recognized on a straight-line basis over the performance period once the grant has been received. The performance period is the period from the date of the receipt of the first instalment of grant to the date when the grant is no longer subject to being reclaimed. Grant income totaling pounds sterling £0.3 million ($0.5 million) was recognized by the subsidiary in the periods prior to its acquisition by the Company. No grant income has been recognized in 2002 or 2001, nor by the Company in any prior period covered by these financial statements.

      The grants can potentially be reclaimed by the Scottish Executive within 18 months of the final stage payment in the case of the first grant or 36 months of the final stage payment in the case of the second grant if the conditions for receiving the grant are not maintained. In the event that, subsequent to

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receiving a payment, the conditions for claiming a grant are no longer met, the Company provides for its best estimate of the potential repayment of the grant until such time as the period for potential repayment has expired. Management does not believe that repayment of any grant recognized to date will be necessary.

     Recent Accounting Pronouncements

      In June 2001, the FASB issued FAS 143, “Accounting for Asset Retirement Obligations.” FAS 143 requires the fair value of a liability for asset retirement obligations to be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not have any significant asset retirement obligations and, accordingly, the adoption of FAS 143, is not expected to have a material impact on its results of operations or its financial position.

      In April 2002, the FASB issued FAS 145, “Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” The principal change reflected in these pronouncements is that gains or losses from extinguishment of debt which are classified as extraordinary items by FAS 4 will no longer be classified as such. The provisions of FAS 145 are effective for fiscal years beginning after May 15, 2002 although early application of the Statement related to the rescission of FAS 4 is encouraged. The Company plans to adopt FAS 145 on January 1, 2003. This will result in the extraordinary items of $1.6 million (being $2.0 million before taxes and $0.4 million of income taxes) in 2002 and $0.4 million in 2001 (being $0.6 million before taxes and $0.2 million of income taxes), being reclassified to the interest expense and income taxes captions.

      In June 2002, the FASB issued FAS 146, “Accounting for costs associated with disposal or exit activities”. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity’s commitment to an exit plan. FAS 146 provides that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under FAS 144. The provisions of FAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. No such exit or disposal activities have been initiated since December 31, 2002.

      In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies disclosure and recognition/ measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/ measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on our financial position or results of operations.

      In December 2002, the FASB issued FAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” which is an amendment of FAS 123, “Accounting for Stock — Based Compensation.” FAS 148 provides alternative methods of transition from the intrinsic value method of

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accounting for stock options prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees” to the fair value-based method of accounting required by FAS 123. The Company has not yet decided on what course of action to take in response to this standard but management recognise that a change to the fair value method of accounting from the current intrinsic value method may be required at some future date.

      It is not possible at present to assess the impact that any such change may have on the results of operations or the financial position of the Company.

5.     Business Acquisitions

      The Company made one significant acquisition during the three year period ended December 31, 2002. This acquisition was accounted for under the purchase method of accounting, with the results of operations of the acquired business included from the date of acquisition.

      On April 5, 2001, the Company acquired the whole of the outstanding stock of ClinTrials Research Inc. for cash of $120.8 million. The estimated fair value of assets acquired and liabilities assumed are summarized below:

	(Dollars in thousands)
Allocation of purchase price:
Net current assets (including cash of $5,700)		$1,201
Property, plant and equipment		37,353
Intangible assets
Workforce	22,050
Goodwill	73,649

		95,699
Deferred taxation liabilities		(13,183)
Long term liabilities		(223)

Purchase price		$120,847

      Tax losses at the acquisition date amounted to approximately $40 million and these remain unutilised at December 31, 2002. A valuation allowance has been established against the whole of these losses, and to the extent that this valuation allowance is reduced in future, the reduction will be allocated to reduce goodwill.

      The following selected unaudited pro forma consolidated results of operations are presented as if the acquisition had occurred as of the beginning of the period immediately preceding the period of acquisition after giving effect to certain adjustments for the amortization of goodwill, interest costs relating to the financing of the acquisition and related income tax effects. The pro forma data is for information purposes only and does not necessarily reflect the results of operations had the companies operated as one during

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the period. No effect has been included for synergies, if any, that may have been realized through the acquisition.

	2001	2000

	(Dollars in thousands
	except per share data)
Net service revenue	$180,553	$170,865
Gross profit	80,379	71,714
Income from operations	11,373	2,143
Loss before tax	(8,631)	(16,738)
Net loss	(10,719	(18,023)
Loss per share (basic and diluted)	$(0.50)	$(1.14)

      Provision was made at acquisition for restructuring of the European Clinical operation of ClinTrials Research Inc. This was based upon a plan formulated at acquisition, approved by the directors of the Company in August 2001 and wholly implemented in 2001. The plan involved reducing the headcount in the acquired business, relocating certain functions from Maidenhead in England to various locations in Scotland and vacating office space in Maidenhead.

      The movement on the restructuring provision was:

(Dollars in thousands)
Amount established at acquisition	$3,416
Utilized during 2001	2,251

Balance accrued at December 30, 2001	1,165
Utilized during 2002	(945)

Balance accrued at December 31, 2002	$220

      The provision established at acquisition comprised $1.7 million in respect of severance payments to 74 people in the statistical and data management and various administrative functions, $1.3 million relating to rental and services costs on the surplus space vacated at Maidenhead, $0.3 million relating to dilapidations on the Maidenhead property and $0.1 million of other expenditures. The residual balance accrued at December 31, 2002 of $0.22 million and at December 30, 2001 of $1.165 million primarily relates to future lease obligations on the vacated Maidenhead property.

6.     Earnings (Loss) Per Share

      The presentation of historical earnings per share data using the Inveresk Research Group Limited capital structure prior to the change of ultimate parent company would not be meaningful and has not been included herein. Rather, historical earnings (loss) per share have been computed assuming the historical shares outstanding shares in Inveresk Research Group Limited were converted to ordinary shares in Inveresk Research Group, Inc using a weighted average conversion ratio derived from the conversion ratios which applied when the change of ultimate parent company became effective.

7.     Shareholders’ Equity

      As described in Note 2, on June 25, 2002, we completed a transaction that created a new ultimate parent company for our group. All the outstanding shares of Inveresk Research Group Limited (the former ultimate holding company, organized in Scotland) were exchanged for shares of common stock of Inveresk Research Group, Inc. (the current ultimate parent company, organized in Delaware).

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The capital structure is presented on the basis described in Note 2 and is as follows:

	December 31,	December 30,
	2002	2001

	(Dollars in thousands)
Preferred stock, $0.01 par value 10,000,000 shares authorized, none issued	$—	$—
Common stock, $0.01 par value 150,000,000 shares authorized; issued and outstanding 36,004,777 and 23,469,088 at December 31, 2002 and December 30, 2001	360	235

	$360	$235

      The increase of 12,535,689 shares during 2002 resulted from the exercise of employee stock options to acquire 535,689 shares at an average exercise price of $0.22 per share and the sale of 12 million shares in our initial public offering.

8.     Property, Plant and Equipment

      The composition of property, plant and equipment is as follows:

	December 31,	December 30,
	2002	2001

	(Dollars in thousands)
Land, buildings and leasehold improvements	$98,974	$79,394
Plant and equipment	86,246	76,291

	185,220	155,685
Less accumulated depreciation	(76,650)	(67,763)

	$108,570	$87,922

      Included in plant and equipment are assets with a cost of $2.9 million and $2.0 million at December 31, 2002 and December 30, 2001 which are the subject of capital leases.

9.     Intangible Assets

      The following table sets forth an analysis of the balance in intangible assets, including the changes required when FAS 142 took effect (see Note 4 above).

	December 31,	December 30,
	2002	2001

	(Dollars in thousands)
Goodwill	$147,765	$115,709
Workforce	—	30,831

	147,765	146,540
Less accumulated amortization	(12,722)	(12,023)

	$135,043	$134,517

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.     Accrued expenses

      The composition of accrued expenses is as follows:

	December 31,	December 30,
	2002	2001

	(Dollars in thousands)
Restructuring provision in respect of European Clinical operations	$220	$1,165
Fair value of Canadian $ interest rate swap	—	1,763
Fair value of pounds sterling interest rate swap	—	218
Fair value of US $ interest rate swap	1,096	—
Reserve for losses on contracts	2,471	2,200
Accrued payroll costs and social taxes	6,966	4,672
Interest accrued on bank loans and interest rate swaps	603	2,956
Other accrued expenses	10,043	8,546

	$21,399	$21,520

11.     Credit Facilities and Debt

     Facilities

2002

      At December 31, 2002, $67.5 million of bank debt had been drawn under a bank credit facility (“the facility”). Such debt is repayable in U.S. dollars and bears interest at the London Inter-Bank Offered Rate (“LIBOR”) plus 1.25%. The total amount available to the Company under this facility is $75 million. The facility is secured by the Company’s principal assets. The borrowings of a subsidiary company which had utilized this facility at December 31, 2002 were guaranteed by the Company, the principal trading subsidiaries in the group and certain intermediate holding companies. $25 million of the facility expires on June 20, 2005 and $50 million is repayable in seven equal six monthly instalments the first of which falls due on June 30, 2004 with the final instalment due on June 30, 2007.

      The facility is governed by an agreement that contains certain financial covenants, including but not limited to, covenants related to Minimum Net Tangible Assets, Minimum Earnings before Interest, Taxes, Depreciation, Amortization and Rents (“EBITDAR”) to Consolidated Borrowings Costs, Maximum Senior Debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Minimum Consolidated Cash Flow to Consolidated Debt Service Liabilities. These covenants are calculated with reference to the consolidated financial statements of the Company. The Company is in compliance with these covenants at December 31, 2002.

2001

      At December 30, 2001 the Company had $104.5 million of unsecured subordinated loan stock outstanding, which was repayable at face value plus accrued interest on the earlier of the date of listing of the Company’s stock on a recognized investment exchange, the date of sale of 50% or more of the Company’s issued equity share capital, or June 30, 2008. This loan stock accumulated interest at 10% of the principal balance per annum, which was not payable until redemption. It was not practicable to estimate the fair value of the loan stock because it was held by the Company’s principal shareholder and because its repayment date was dependent upon uncertain future events. Accordingly, it was carried at its original historic cost. This loan stock was classified in the December 30, 2001 balance sheet within current

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

portion of long term debt because the loan stock was repayable when the Company completed its initial public offering.

     Derivative Instruments

2002

      The Company has entered into interest swap arrangements related to its bank borrowings under its current bank facilities. The first arrangement is an interest rate swap, which has a notional amount of $50 million and expires on October 5, 2005. Under this agreement the interest rate on $50 million of debt is fixed at 4.23%. The second arrangement is an interest rate swap, which has a notional amount of $10 million and expires on October 5, 2004. Under this arrangement the interest rate on $10 million of debt is fixed at 3.77%. The estimated fair value of these two swaps is based on the quoted market prices. At December 31, 2002, the fair value was estimated to be a liability of $1.1 million. These unrealized losses were recorded as additional interest cost in the year ended December 31, 2002.

     2001

      Prior to its initial public offering, the Company entered into three transactions to hedge its exposure to fluctuating interest rates. All three transactions have now been terminated. On December 20, 1999, the Company entered into an interest rate cap and collar transaction for a cost of pounds sterling £0.2 million. This transaction covered the period from December 20, 1999 to December 31, 2002 and related to pounds sterling £16.2 million initially, reducing to pounds sterling £15.75 million on June 30, 2000, pounds sterling £15.3 million on December 29, 2000, pounds sterling £14.7 million on June 29, 2001, pounds sterling £14.1 million on December 31, 2001 and pounds sterling £13.35 million on June 28, 2002. Under the terms of the agreement, the Company was compensated if LIBOR exceeded 7.5% but was required to make payments if LIBOR fell below 5.0%. The estimated fair value was based on the quoted market prices. At December 31, 2000, the fair value was estimated to be a liability of less than $0.1 million. At December 30, 2001, the fair value was estimated to be a liability of $0.1 million. The increase of $0.1 million in the unrealized losses was recorded as additional interest costs in the 52 week period ended December 30, 2001.

      On July 5, 2001, the Company entered into two interest rate swap transactions to hedge its exposure to interest rate fluctuations. These agreements did not require an initial investment by the Company. Net settlements to be received or paid under the agreements were reflected as adjustments to interest expense.

      Additionally, included in interest expense for the year ended December 31, 2001 were unrealized losses of $2.0 million related to these swap agreements that were incurred in the year. The two swaps had notional amounts as follows:

Pounds Sterling

July 5, 2001 - December 31, 2001	5.6m
December 31, 2001 - June 30, 2002	6.0m
June 30, 2002 - December 31, 2002	5.1m
December 31, 2002 - June 30, 2003	17.3m
June 30, 2003 - December 31, 2003	16.2m
December 31, 2003 - June 30, 2004	14.7m

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Canadian Dollars

July 5, 2001 - December 30, 2001	60m
December 30, 2001 - June 30, 2002	60m
June 30, 2002 - December 30, 2002	55m
December 30, 2002 - June 30, 2003	55m
June 30, 2003 - December 30, 2003	50m
December 30, 2003 - June 30, 2004	45m

      The Company paid a fixed rate of 6.03% on the Pounds Sterling amounts and 5.41% on the Canadian Dollar amounts and received floating rate amounts based on LIBOR. The cap and collar and the above two interest swap agreements were terminated in the third quarter of 2002 following the repayment of the related borrowings.

12.     Leases and Capital Commitments

Operating leases

      The Company leases office space and office equipment under various operating leases. Minimum rental commitments payable in future years under operating leases having initial or remaining noncancellable terms of one year or more at December 31 are as follows:

(Dollars in thousands)
2003	$6,788
2004	5,846
2005	4,982
2006	4,640
2007	4,637
Thereafter	23,068

Total minimum rentals	49,961
Less minimum rentals due under noncancellable subleases	(876)

$49,085

      Rent expense is comprised of the following:

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Minimum rentals	$6,112	$5,466	$294
Less sublease rentals	(944)	(670)	—

	$5,168	$4,796	$294

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Capital Leases

      The Company has capital lease obligations relating to scientific machinery, vehicles and office equipment. The Company’s commitments under capital leases are:

(Dollars in thousands)
2003	$198
2004	163
2005	137
2006	43
2007	—
Thereafter	—

$541

     Capital Commitments

      The Company has commitments in relation to capital expenditure amounting to $12.1 million at December 31, 2002.

      The following table summarizes the Company’s commitments relating to its long-term debt, capital lease and operating lease obligations and its purchase obligations for capital expenditure.

	Long-term	Capital	Operating
	Debt	Lease	Lease	Purchase
	Obligations	Obligations	Obligations	Obligations	Total

		(Dollars in thousands)
2003	$217	$198	$6,788	$12,110	$19,313
2004	14,568	163	5,846	—	20,577
2005	31,800	137	4,982	—	36,919
2006	14,300	43	4,640	—	18,983
2007	7,100	—	4,637	—	11,737
Thereafter		—	23,068	—	23,068

	$67,985	$541	$49,961	$12,110	$130,597

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Income taxes

      Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,	December 30,
	2002	2001

	(Dollars in thousands)
Deferred tax assets:
Defined benefit pension obligations	$3,987	$1,416
Federal and state net operating losses	14,893	11,425
Foreign net operating losses	768	2,400
Interest rate swaps	329	658
Other deferred tax assets	1,451	—

Total deferred tax assets	21,428	15,899
Valuation allowance for deferred tax assets	(15,830)	(13,825)

Net deferred tax assets	$5,598	$2,074
Deferred tax liabilities
Property, plant and equipment	(27,241)	(21,938)
Assembled workforce	—	(6,884)
Unbilled receivables	—	(864)
Other deferred tax liabilities	(700)	—

Net deferred tax liabilities	$(22,343)	$(27,612)

      The balance sheet classification of net deferred tax liabilities is as follows:

	December 31,	December 30,
	2002	2001

	Dollars in thousands)
Net current deferred tax liabilities	$(204)	$(559)
Net noncurrent deferred tax liabilities	(22,139)	(27,053)

Net deferred tax liabilities	$(22,343)	$(27,612)

      For financial reporting purposes, income (loss) before income taxes includes the following components:

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Income (loss) before taxes:
United States	$(699)	$(3,152)	$(367)
Foreign	(19,585)	500	633

	$(20,284)	$(2,652)	$266

      The Company’s Canadian subsidiary qualifies for Canadian federal and Quebec Scientific Research and Development deductions and tax credits. Expenditures on certain capital assets are fully deductible or may be carried forward indefinitely until utilized. The tax credits are equal to 30% of certain capital and current expenditures. The Canadian federal tax credits are accounted for using the flow through method, in

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which the Canadian federal credits are recognized as a reduction of income taxes in the year the credit arises. Quebec provincial tax credits are reported as a component of income from operations in the statement of operations, rather than as a reduction of income tax expense. The only periods in which this is relevant are year ended December 31, 2002 and the period ended December 30, 2001 where $3.4 million and $1.8 million of Quebec provincial tax credits were offset against direct costs in the statement of operations.

      Provision has not been made for United States or additional foreign taxes on undistributed earnings of foreign subsidiaries as those earnings have been permanently reinvested and the Company has no plans in the foreseeable future to remit these earnings to the United States. It is not practicable to determine the amounts involved.

      Significant components of the provision (benefit) for income taxes are as follows:

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Current:
Foreign	$3,906	$1,839	$243
Deferred:
Foreign	9,745	2,011	439
Foreign Research and Development tax credits	(7,507)	(1,801)	—

Provision for income taxes	$6,144	$2,049	$682

      There are no net amounts in respect of United States federal, state and local current or deferred taxes.

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s consolidated effective tax rate differed from the U.S. federal statutory rate as set forth below:

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Federal statutory rate – 35%	$(7,099)	$(928)	$93
Non deductible compensation expense on exercise of share options and other management equity incentives	15,906	—	—
Non deductible U.K. stamp duty tax expense	464	—	—
U.K. and Canadian Research and Development tax credits	(7,507)	(1,801)	—
Amortization of goodwill	—	1,156	648
Difference between foreign income taxed at US Federal Statutory rates and foreign income tax expense	2,946	776	(32)
Increase in federal valuation allowance	229	1,103	128
Increase in valuation allowance against losses of foreign subsidiaries	357	1,247	—
Other	848	496	(155)

	$6,144	$2,049	$682

      A valuation allowance has been established for the amount of United States deferred tax assets primarily related to the Company’s potential tax benefit associated with loss carryforwards. At December 31, 2002, the Company had approximately $39 million of federal net operating loss carryforwards, $31 million of which begin to expire in 2018. Foreign tax losses available for offset against future profits of the business in which they arose amount to approximately $19 million and have no expiry date.

14.     Stock Option and Other Equity-Based Compensation Plans

      The Company has issued options to employees pursuant to the Inveresk Research Group, Inc. 2002 Stock Option Plan and to its non-employee directors pursuant to the Inveresk Research Group, Inc 2002 Non-employee Directors Stock Option Plan. The objectives of these plans include attracting and retaining personnel and promoting the success of the Company by providing employees and non-executive directors with the opportunity to acquire shares.

      All options issued prior to June 27, 2002 were issued by Inveresk Research Group Limited. Those options subsequently were exchanged for stock options (the “replacement options”) issued by Inveresk Research Group, Inc. under its 2002 Stock Option Plan on June 28, 2002. The replacement options had exercise prices, exercise periods and other terms substantially the same as those that were replaced. The data with respect to stock options set forth below gives effect to the issuance of the replacement options as if they had been issued at the same time as the options they replaced.

      The replacement options became fully vested (immediately exercisable in full) upon completion of the Company’s initial public offering and such options will expire 10 years after the original date of grant. At December 31, 2002 the number of replacement options remaining outstanding was 1,285,917. The Company has also issued options that vest in equal annual installments over the three years following the

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

date of grant. At December 31, 2002 the amounts of these options outstanding are 35,000 shares at an option price of $13 per share, 1,034,300 shares at an option price of $10.60 per share, 3,500 at an option price of $16.35 and 7,500 shares at an option price of $20.14.

	Shares of
	Common		Weighted
	Stock Issuable		Average
	Upon Exercise	Exercise Price	Exercise Price

Outstanding at December 26, 1999	—	—	—
Granted during the twelve months ended December 31, 2000	217,394	$0.19	$0.19
Forfeited during the twelve months ended December 31, 2000	(4,108)	$0.19	$0.19
Exercised during the twelve months ended December 31, 2000	—	—	—

Outstanding at December 31, 2000	213,286	$0.19	$0.19
Granted during the twelve months ended December 30, 2001	948,159	$0.03 – $0.40	$0.22
Forfeited during the twelve months ended December 30, 2001	(12,913)	$0.19	$0.19
Exercised during the twelve months ended December 30, 2001	—	—	—

Outstanding at December 30, 2001	1,148,532	$0.03 – $0.40	$0.22
Granted during the twelve months ended December 31, 2002	1,809,941	$0.03 – $20.14	$6.84
Forfeited during the twelve months ended December 31, 2002	(56,567)	$0.19 – $13.00	$9.88
Exercised during the twelve months ended December 31, 2002	(535,689)	$0.05 – $0.40	$0.22

Outstanding at December 31, 2002	2,366,217	$0.03 – $20.14	$5.05

      The following table summarizes the exercise prices of the options outstanding at December 31, 2002:

Shares of
Common
Stock Issuable
Upon Exercise	Exercise Price

329,891	$0.03 per share
134,992	$0.05 per share
80,643	$0.19 per share
740,391	$0.40 per share
1,034,300	$10.60 per share
35,000	$13.00 per share
3,500	$16.35 per share
7,500	$20.14 per share

2,366,217

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The weighted average exercise price of our outstanding stock options was $5.05 per share at December 31, 2002 and $0.22 per share at December 30, 2001.

      The Company accounts for stock-based compensation plans under the provisions of APB 25. For options granted on or after June 27, 2002, the exercise price was equal to the market price of the underlying stock and accordingly no compensation expense is recorded. The exercise of all options granted prior to June 27, 2002 was conditional upon the listing of the Company’s shares on a recognized stock exchange. No compensation cost was recognized in respect of these options prior to this condition being met. Once the condition was met, the compensation expense was recorded in full on the date when the condition was satisfied. This resulted in compensation expense of $19.4 million being recorded in respect of the outstanding share options that vested in June 2002 at the time of our initial public offering.

      In the quarter ended March 31, 2002, the terms of the options held by one individual were amended to enable him to exercise his options prior to the completion of our initial public offering. Compensation expense was recorded in respect of those options in the quarter ended March 31, 2002, reducing income from operations by $4.5 million and net income by $4.5 million.

      The Company recorded an additional compensation expense of $29.1 million in connection with its initial public offering, when the percentage equity interest held by certain members of the management team increased in accordance with the terms governing the original issuance of shares held by those individuals.

      Pro forma information regarding net income is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options under the fair value method of that statement.

      For purposes of this disclosure, the fair value of the fixed option grants were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for option grants:

Risk-free interest rate	3.0%
Volatility factor	60%
Weighted average expected life of options in months	21.4

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective valuation assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in subjective assumptions can materially affect the fair value estimates, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

      Had compensation expense been determined for the Company’s option grants consistent with the provisions of FAS 123, the Company’s net loss for the year ended December 31, 2002 would have been increased to the pro forma amounts set forth in the table below. There would have been no impact on earlier years because at that time all the outstanding options were conditional upon the listing of the Company’s shares on a recognized stock exchange.

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended
December 31,
2002

(Dollars in thousands
except per share data)
Reported net (loss)	$(28,009)
Pro forma net (loss)	$(28,775)
Reported basic (loss) per share	$(0.94)
Pro forma basic (loss) per share	$(0.97)
Reported diluted (loss) per share	$(0.94)
Pro forma diluted (loss) per share	$(0.97)

      The Company is currently evaluating whether such compensation expense would generate tax deductions in the various jurisdictions where the Company operates. As it is not clear at present whether such tax allowances will be available, the disclosures in the above table are calculated on the basis of no tax allowances.

15.     Employee Benefits

      The Company operates both defined contribution plans and a funded defined benefit pension plan, covering certain qualifying employees. Contributions under defined contribution plans are determined as a percentage of gross salary. The expense related to these plans for the year ended December 31, 2002 was $0.9 million, for the 52 weeks ended December 30, 2001 was $1.4 million and for the 53 weeks ended December 31, 2000 was nil.

      The Company operates funded a defined benefit pension plan. The benefits under the defined benefit plan are based on years of service and salary levels. Plan assets are primarily comprised of marketable securities. The following provides a reconciliation of benefit obligations, plan assets and the funded status of the defined benefit plan.

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Change in benefit obligations
Benefit obligation at beginning of the year	$49,836	$48,801	$48,130
Service cost	2,921	2,731	2,581
Interest cost	3,058	2,796	2,913
Plan participants contributions	1,055	899	847
Actuarial (gains) losses	2,321	(1,979)	(906)
Benefits paid	(1,422)	(2,201)	(1,182)
Foreign currency exchange rate changes	5,613	(1,211)	(3,582)

Benefit obligation at end of the year	$63,382	$49,836	$48,801

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Change in plan assets
Fair value of plan assets at beginning of the year	$40,414	$46,490	$49,403
Actual return on plan assets	(8,011)	(6,183)	(1,555)
Company contributions	3,254	2,638	2,601
Plan participants contributions	1,055	899	847
Benefits paid	(1,422)	(2,201)	(1,182)
Foreign currency exchange rate changes	3,776	(1,229)	(3,624)

Plan assets at end of the year	$39,066	$40,414	$46,490

      The following table sets forth the funded status of the defined benefit pension plan:

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Funded status	$(24,316)	$(9,422)	$(2,311)
Unrecognized net actuarial loss (gain)	20,626	6,275	(784)

Net amount recognized	(3,690)	(3,147)	(3,095)
Accrued (liability)	(9,569)	(1,574)	—

Accrued cost	$(13,259)	$(4,721)	$(3,095)

      As at December 31, 2002, the accumulated benefit obligation of $52.3 million exceeded the plan assets by $13.3 million. The weighted average assumptions used are:

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

Discount rate	5.6%	6.0%	6.0%
Expected return on plan assets	7.5%	6.0%	6.0%
Rate of compensation increase	3.5%	4.0%	4.0%
Rate of increase in pensions in payment	2.0%	2.0%	2.5%
Price inflation	2.0%	2.0%	2.5%

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Net periodic pension costs for the defined benefit pension plan include the following components:

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Service cost	$2,921	$2,731	$2,581
Interest cost	3,058	2,796	2,913
Return on plan assets (expected)	(2,589)	(2,759)	(3,089)
Amortization of actuarial loss	74	—	—

Net periodic pension cost	$3,464	$2,768	$2,405

16.     Segment Reporting

      The Company is a full-service drug development services group serving the pharmaceutical, biotechnology and medical device industries. Our drug development services comprise two operating segments — pre-clinical and clinical. Pre-clinical services include pre-clinical safety and pharmacology evaluation as well as laboratory sciences services. Pre-clinical services are performed in Tranent, Scotland and Montreal, Quebec, Canada. Clinical services consist of designing, monitoring, and managing trials of new pharmaceutical and biotechnology products on humans, and providing clinical data management, biostatistical, product registration, and pharmacovigilance services. Clinical service activities and revenues are performed and earned primarily in the United States and Europe. The Company’s European clinical operations are performed in Maidenhead, England and Edinburgh, Scotland with its primary satellite offices in Brussels, Belgium and Glasgow, Scotland. The operating results of the Company in the individual European countries apart from the United Kingdom are not material. Financial data by segment are as follows:

	Pre-clinical	Clinical	Total

	(Dollars in thousands)
Year Ended December 31, 2002
Net service revenues from external customers	$142,174	$80,288	$222,462
Inter segment revenues	2,565	3,718	6,283
Depreciation and amortization	7,939	2,376	10,315
Segment income	43,504	9,044	52,548
Segment assets	290,557	176,746	467,303
Intangible assets	56,063	78,980	135,043
Long-lived assets	155,485	88,128	243,613
Expenditures for long–lived assets	24,545	952	25,497
52 Weeks Ended December 30, 2001
Net service revenues from external customers	$95,172	$61,124	$156,296
Inter segment revenues	5,867	1,841	7,708
Depreciation and amortization	10,355	5,583	15,938
Segment income	17,958	899	18,857
Segment assets	239,260	159,252	398,612
Intangible assets	59,678	74,839	134,517
Long–lived assets	137,634	84,805	222,439
Expenditures for long–lived assets	10,640	505	11,143

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Pre-clinical	Clinical	Total

	(Dollars in thousands)
53 Weeks Ended December 31, 2000
Net service revenues from external customers	$45,136	$20,404	$65,540
Inter segment revenues	4,224	855	5,079
Depreciation and amortization	6,522	1,272	7,794
Segment income	6,098	3,387	9,485
Segment assets	100,572	31,509	132,081
Intangible assets	31,990	15,283	47,273
Long–lived assets	76,931	19,101	96,032
Expenditures for long–lived assets	6,313	479	6,792

      The following table summarizes net service revenues and long-lived assets by geographic area based on the location of the business providing the service.

	USA	Canada	Europe	Total

	(Dollars in thousands)
Year Ended December 30, 2002
Net service revenue from external customers	$34,551	$84,567	$103,344	$222,462
Long-lived assets at December 31, 2002	36,185	75,052	132,376	243,613
52 Weeks Ended December 30, 2001
Net service revenues from external customers	$23,367	$48,150	$84,779	$156,296
Long-lived assets at December 30, 2001	36,956	65,053	120,430	222,439
53 Weeks Ended December 31, 2000
Net service revenues from external customers	$1,240	$—	$64,300	$65,540
Long-lived assets at December 31, 2000	282	—	95,750	96,032

      The Company’s operations in Europe comprise operations in a number of countries that are co-ordinated from the United Kingdom. No European country is significant in terms of revenues generated or assets held apart from the United Kingdom.

      The following table reconciles the above totals for net service revenues, segment income (loss), segment assets and long-lived assets to the appropriate figures in the financial statements.

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Net service revenue per above segment analysis	$228,745	$164,004	$70,619
Less elimination of inter segment revenues	(6,283)	(7,708)	(5,079)

Net service revenue per financial statements	$222,462	$156,296	$65,540

Segment income per above segment analysis	$52,548	$18,857	$9,485
Corporate overhead, including compensation charges and stamp duty	(61,520)	(4,408)	(1,697)

Income (loss) from operations per financial statements	$(8,972)	$14,449	$7,788

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		52 Weeks
	Year Ended	Ended
	December 31,	December 30,
	2002	2001

	(Dollars in thousands)
Segment assets per above segment analysis	$467,303	$398,612
Elimination of inter segment balances	(134,836)	(96,786)

Assets per financial statements	$332,467	$301,826

Long-lived assets per above segment analysis	$243,613	$222,439
Deferred debt issue costs not allocated to segments	527	1,952

	$244,140	$224,391

      No client accounted for more than 7.5% of the Company’s consolidated net revenue for any of the periods covered by these financial statements.

17.     Contingencies

      From time to time the Company is subject to claims, suits and administrative proceedings arising in the ordinary course of business. The company does not expect that any of the claims, suits or proceedings of which we have been notified will have a material adverse effect upon its liquidity, results of operations or financial condition.

18.     Related Party Transactions

      The Company has entered into various transactions with its principal shareholder, Candover Investments PLC. The Company’s unsecured subordinated loan stock that was repaid at the time of the Company’s initial public offering as described in Note 11, was held by Candover Investments PLC and certain other Candover Investors. The Company paid costs associated with the issue of the loan stock to Candover Investments PLC amounting to $0.4 million in 1999 and $0.7 million in 2001. The Company paid charges to Candover Investments PLC for the services of Mr. I. Gray as a director of Inveresk Research Group Limited amounting to less than $0.1 million in each of 2002, 2001 and 2000.

      Certain of the directors of Inveresk Research Group, Inc. own common stock of the Company and also hold stock options.

19.     Other Comprehensive Loss

      The balance of other comprehensive loss comprised:

	Before-Tax		Net-of-Tax
	Amount	Tax Benefit	Amount

	(Dollars in thousands)
December 31, 2002
Foreign currency translation	$926	$—	$926
Cumulative-effect adjustment for FAS 133	(193)	58	(135)
Minimum pension liability adjustment	(9,407)	2,834	(6,573)

	$(8,674)	$2,892	$(5,782)

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Before-Tax		Net-of-Tax
	Amount	Tax Benefit	Amount

	(Dollars in thousands)
December 30, 2001
Foreign currency translation	$(1,729)	$—	$(1,729)
Cumulative–effect adjustment for FAS 133	(193)	58	(135)
Minimum pension liability adjustment	(1,574)	484	(1,090)

	$(3,496)	$542	$(2,954)

20.     Allowance for Doubtful Accounts and Reserve for Losses on Contracts

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Doubtful accounts allowance
Balance, beginning of period	$760	$312	$389
Acquisition of subsidiaries	—	724	—
Utilized	(29)	(163)	(12)
Net charge (credit) to income	269	(24)	(37)
Translation	21	(89)	(28)

Balance, end of period	$1,021	$760	$312

		52 Weeks	53 Weeks
	Year Ended	Ended	Ended
	December 31,	December 30,	December 31,
	2002	2001	2000

	(Dollars in thousands)
Reserve for losses on contracts
Balance, beginning of period	$3,484	$1,259	$793
Acquisition of subsidiaries	—	2,395	—
Utilized	(1,256)	(890)	(318)
Net charge to income	1,119	743	850
Translation	234	(23)	(66)

Balance, end of period	$3,581	$3,484	$1,259

      At December 31, 2002 and December 30, 2001, $1.1 million and $1.3 million of the reserve for losses on contracts was offset against unbilled receivables and $2.5 million and $2.2 million was included within accrued expenses in the consolidated balance sheets.

INVERESK RESEARCH GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INVERESK RESEARCH GROUP, INC.

QUARTERLY FINANCIAL INFORMATION

	First	Second	Third	Fourth

	(Dollars in thousands except share and per share data)
	(Unaudited)
2002
Net service revenue	$53,163	$55,549	$55,923	$57,827

Income (loss) from operations	5,232	(37,877)	11,695	11,978

Income (loss) before income taxes	1,216	(42,878)	10,789	10,589

Income (loss) before extraordinary items	(414)	(44,337)	8,920	9,403

Net income (loss)	$(414)	$(44,337)	$7,339	$9,403

Earnings (loss) per share pre extraordinary items:
Basic	$(0.02)	$(1.87)	$0.25	$0.26
Diluted	$(0.02)	$(1.87)	$0.24	$0.25
Earnings (loss) per share post extraordinary items:
Basic	$(0.02)	$(1.87)	$0.21	$0.26
Diluted	$(0.02)	$(1.87)	$0.20	$0.25
Weighted average number of common shares outstanding:
Basic	23,485,654	23,770,595	35,570,449	35,984,350
Diluted	23,485,654	23,770,595	37,385,219	37,796,452

2001
Net service revenue	$15,974	$46,206	$46,847	$47,269

Income from operations	1,465	2,082	5,105	5,797

Income (loss) before income taxes	(120)	(2,060)	(1,334)	862

Income (loss) before extraordinary items	(192)	(2,798)	(1,961)	250

Net income (loss)	$(192)	$(3,217)	$(1,961)	$250

Earnings (loss) per share before extraordinary items:
Basic	$(0.01)	$(0.12)	$(0.08)	$0.01
Diluted	$(0.01)	$(0.12)	$(0.08)	$0.01
Earnings (loss) per share after extraordinary items:
Basic	$(0.01)	$(0.14)	$(0.08)	$0.01
Diluted	$(0.01)	$(0.14)	$(0.08)	$0.01
Weighted average number of common shares outstanding:
Basic	15,803,724	22,626,740	23,469,088	23,469,088
Diluted	15,803,724	22,626,740	23,469,088	23,469,088

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

ClinTrials Research Inc.

      We have audited the accompanying consolidated balance sheets of ClinTrials Research Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ClinTrials Research Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Raleigh, North Carolina

February 13, 2001, except for Note 15,
as to which the date is February 22, 2001

CLINTRIALS RESEARCH INC.

CONSOLIDATED BALANCE SHEETS

	December 31

	2000	1999

	(In thousands,
	except share data)
ASSETS
Current assets:
Cash and cash equivalents	$9,178	$7,889
Accounts receivable, net of allowance for doubtful accounts of $983 in 2000 and $1,420 in 1999	35,408	31,084
Income taxes receivable	2,135	1,454
Other current assets	3,416	1,757

Total current assets	50,137	42,184
Property, plant and equipment:
Land, buildings and leasehold improvements	23,630	22,995
Equipment	35,253	32,725
Furniture and fixtures	4,929	4,946

	63,812	60,666
Less accumulated depreciation	25,507	21,161

	38,305	39,505
Excess of purchase price over net assets acquired	31,923	34,304
Other assets	411	411

	$120,776	$116,404

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,719	$4,095
Advance billings	12,790	8,338
Payables to investigators	4,499	4,683
Accrued expenses	6,644	7,469
Income taxes payable	1,148	1,174
Current maturates of long-term debt	112	114
Revolving note payable to bank	4,400	—

Total current liabilities	35,312	25,873
Deferred income taxes	7,243	4,982
Long-term debt	238	381
Commitments and contingencies	—	—
Stockholders’ equity:
Preferred Stock, $.01 par value — 1,000,000 shares authorized; no shares issued or outstanding	—	—
Common Stock, $.01 par value — 50,000,000 shares authorized; issued and outstanding 18,402,172 shares in 2000 and 1999	184	184
Additional paid-in capital	126,651	126,651
Accumulated deficit	(42,717)	(38,490)
Accumulated other comprehensive loss	(6,135)	(3,177)

Total stockholders’ equity	77,983	85,168

	$120,776	$116,404

See accompanying notes to consolidated financial statements.

CLINTRIALS RESEARCH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31

	2000	1999	1998

	(In thousands, except per share data)
Revenue:
Gross service revenue	$121,836	$113,892	$109,254
Less subcontractor costs	16,511	16,961	19,563

Net service revenue	105,325	96,931	89,691
Operating costs and expenses:
Direct costs	66,164	58,317	62,936
Selling, general and administrative expenses	35,749	36,034	38,823
Depreciation and amortization	5,888	6,155	5,738
Restructuring charge	—	—	6,364
Gain on sale of Ovation	—	(484)	—
Nashville lease termination costs	—	845	—
Write-off of purchase option costs	—	2,178	—

Loss from operations	(2,476)	(6,114)	(24,170)
Other income (expense):
Interest income	498	442	841
Interest expense	(195)	(25)	(29)

Loss before income taxes	(2,173)	(5,697)	(23,358)
Provision (benefit) for income taxes	2,054	1,348	(1,226)

Net loss	$(4,227)	$(7,045)	$(22,132)

Loss per share:
Basic	$(0.23)	$(0.39)	$(1.22)
Diluted	$(0.23)	$(0.39)	$(1.22)
Number of shares and common stock equivalents used in computing loss per share:
Basic	18,402	18,116	18,207
Diluted	18,402	18,116	18,207

See accompanying notes to consolidated financial statements.

CLINTRIALS RESEARCH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31

	2000	1999	1998

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,227)	$(7,045)	$(22,132)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization of property, plant and equipment	5,743	5,891	5,333
Amortization of intangible assets	1,243	1,242	1,277
Provision for doubtful accounts	189	146	2,159
Deferred income taxes	2,261	1,571	2,820
Gain on sale of Ovation	—	(484)	—
Write-off of purchase option costs	—	2,178	—
Loss on disposal of fixed assets	66	204	142
Write down of assets associated with closing of Lexington facility	—	—	1,983
Other	—	2	29
Changes in operating assets and liabilities:
Accounts receivable	(5,052)	(746)	672
Advance billings	4,624	(4,338)	2,325
Payables to investigators	(184)	2,877	528
Accounts payable and accrued expenses	734	(3,587)	893
Advance payments to investigators	—	492	447
Income taxes	(583)	2,869	(269)
Other assets and liabilities	(1,690)	393	403

Net cash provided by (used in) operating activities	3,124	1,665	(3,390)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment, net	(4,928)	(5,071)	(12,227)
Proceeds from sale of fixed assets	38	—	—
Costs associated with option to acquire MPI	—	(456)	(1,722)

Net cash used in investing activities	(4,890)	(5,527)	(13,949)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	4,400	—	—
Proceeds from long-term borrowings	—	118	382
Proceeds from exercise of common stock options	—	167	140
Payments on long-term debt	(145)	—	—

Net cash provided by financing activities	4,255	285	522
Effect of foreign currency exchange rate changes on cash	(1,200)	599	(591)

Increase (decrease) in cash and cash equivalents	1,289	(2,978)	(17,408)
Cash and cash equivalents at beginning of year	7,889	10,867	28,275

Cash and cash equivalents at end of year	$9,178	$7,889	$10,867

Supplemental cash flow information:
Interest paid	$180	$23	$38

Income tax refunds, net of taxes paid of $1,586, $853 and $1,580	$(131)	$(2,956)	$(2,601)

Equipment purchased included in accounts payable	$566	$616	$1,518

See accompanying notes to consolidated financial statements.

CLINTRIALS RESEARCH INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

						Accumulated
						Other
		Common Stock		Additional		Comprehensive
				Paid-In	Accumulated	Income
	Total	Shares	Amount	Capital	Deficit	(Loss)

	(Dollars in thousands)
Balance at January 1, 1998	$115,778	18,181,765	$182	$127,160	$(9,313)	$(2,251)
Exercises of stock options	140	48,407	—	140	—	—
Comprehensive income (loss):
Foreign currency translation adjustments	(4,259)					(4,259)
Net loss for 1998	(22,132)				(22,132)

Comprehensive income (loss)	(26,391)

Other	29			29

Balance at December 31, 1998	89,556	18,230,172	182	127,329	(31,445)	(6,510)
Sale of Ovation	(838)	(213,000)	(2)	(836)	—	—
Exercises of stock options	167	385,000	4	163	—	—
Comprehensive income (loss):
Foreign currency translation adjustments	3,333					3,333
Net loss for 1999	(7,045)				(7,045)

Comprehensive income (loss)	(3,712)

Other	(5)			(5)

Balance at December 31, 1999	85,168	18,402,172	184	126,651	(38,490)	(3,177)
Comprehensive income (loss):
Foreign currency translation adjustments	(2,958)					(2,958)
Net loss for 2000	(4,227)				(4,227)

Comprehensive income (loss)	(7,185)

Balance at December 31, 2000	$77,983	18,402,172	$184	$126,651	$(42,717)	$(6,135)

See accompanying notes to consolidated financial statements.

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Years Ended December 31, 2000, 1999 and 1998)

1. Organization

      ClinTrials Research Inc. (the Company) is a full service contract research organization serving the pharmaceutical, biotechnology and medical device industries. The Company designs, monitors and manages preclinical and clinical trials, provides data management and biostatistical services, and offers product registration and pharmacoeconomic services throughout the United States, Canada and Europe.

      Information on the Company’s operations by segment and geographic area is included in Note 9.

2. Summary of Significant Accounting Policies

     Principles of Consolidation

      The accompanying financial statements include the accounts of ClinTrials Research Inc. and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

     Accounting Estimates

      Judgment and estimation is exercised by management in certain areas of the preparation of the financial statements including revenue recognition, reserves for self-insurance risks and the allowance for uncollectible accounts. Management believes that such estimates are fairly stated; however, actual results could differ from amounts estimated.

     Foreign Currencies

      Assets and liabilities of the Company’s subsidiaries located outside of the United States that operate in a local currency environment are translated to United States dollars at year-end foreign currency exchange rates in accordance with FASB SFAS No. 52 “Foreign Currency Translation.” Income statement amounts have been translated at the average rates of exchange for the year. The gains and losses resulting from the changes in exchange rates from year to year are accumulated in a separate component of stockholders’ equity entitled accumulated other comprehensive income (loss). Transaction gains and losses are included in the determination of net income (loss).

     Cash and Cash Equivalents

      For the purpose of the statement of cash flows, cash and cash equivalents include demand deposits and money market accounts held with a financial institution. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Revenue Recognition

      Many of the Company’s contracts are fixed-price contracts over one year in duration. Revenue for such contracts is recorded in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Revenue is recognized as costs are incurred and includes estimated earned fees or profits calculated on the basis of the relationship between costs incurred and total estimated costs (cost-to-cost type of percentage-of-completion method of accounting). The Company also has contracts ranging in duration from 28 days to one year. Revenue is recognized on these contracts in the same manner as for contracts of more than one year duration except for contracts which are at an agreed fee per hour. Revenue on agreed fee per hour contracts is recognized as services under the contract are provided. The Company recognizes revenue related to contract modifications when realization is assured and the amounts can be reasonably determined. Contract milestone revenue contingent upon the

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s achievement of specific targets is recognized when the milestone is achieved. The Company also follows the views of the Staff of the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101 (SAB 101) on revenue recognition. SAB 101 states that revenue should be recognized when all four of these conditions exist: persuasive evidence of an arrangement exists; services have been rendered or delivery has occurred; the price is fixed or determinable; and collectibility is reasonably assured. When estimated contract costs indicate that a loss will be incurred on a contract, the entire loss is provided for in such period.

      The Company routinely subcontracts with third party investigators in connection with multi-site clinical trials and with other third party service providers for laboratory analysis and other specialized services. Subcontractor costs are passed through to clients and, in accordance with industry practice, are included in gross service revenue. Subcontractor costs are accrued on a straight-line basis over the investigator phase of the contract. Investigator payments are made based on predetermined contractual arrangements, which may differ from the accrual of the expense. Payments to investigators in excess of the accrued expense represent advance payments to investigators and accrued expenses in excess of payments represent payables to investigators.

     Unbilled Receivables and Advance Billings

      Prerequisites for billings are generally established by contractual provisions that include predetermined date certain payment schedules (which may include payment at or near the time the trial is initiated), the achievement of negotiated performance requirements or milestones, or the submission of required billing detail. Unbilled receivables arise from those contracts under which billings are rendered upon the achievement of certain negotiated performance requirements or on a date-certain basis and services rendered exceed billings. The Company expects to bill and collect these unbilled receivables within one year of revenue recognition. Advance billings represent contractual billings for services not yet rendered.

     Concentration of Credit Risk

      Financial instruments which potentially expose the Company to credit risk include unsecured accounts receivable. Concentrations of credit risk on accounts receivable is limited due to the large number of clients. Additionally, the Company maintains allowances for potential credit losses and credit losses incurred have not exceeded management’s expectations. The Company’s exposure to credit loss in the event that payment is not received for revenue recognized equals the outstanding accounts receivable and unbilled services balance.

     Property, Plant and Equipment

      Property, plant and equipment are stated at cost.

      Depreciation is provided on the straight-line method over the estimated useful lives of the respective properties, which approximate 5 to 40 years.

     Income Taxes

      Income taxes are accounted for under the liability method in accordance with Financial Accounting Standards Board (the FASB) Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes.” Deferred tax assets, net of valuation allowance, and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Excess of Purchase Price Over Net Assets Acquired

      The excess of the purchase price over net assets acquired is being amortized over periods of 20 to 40 years using the straight-line method. The carrying value of the excess of purchase price over net assets acquired is reviewed if the facts and circumstances suggest that it may be impaired. If this review indicates that the excess of purchase price over net assets acquired will not be recoverable, as determined based on the undiscounted cash flows of the entity acquired over the remaining amortization period, the Company’s carrying value of the excess of purchase price over net assets acquired is reduced by the estimated shortfall of cash flows on a discounted basis. Accumulated amortization of the excess of purchase price over fair value of assets acquired was approximately $7,471,000 and $6,323,000 at December 31, 2000 and 1999, respectively.

     Foreign Currency Hedging

      Foreign exchange forward contracts are legal agreements between two parties to purchase and sell foreign currency for a specified price, with delivery and settlement in the future. From time to time the Company uses foreign exchange contracts to hedge the risk of changes in foreign currency exchange rates associated with contracts in which the expenses for providing services are incurred in the functional currency of the Company’s foreign subsidiary, but payments on contracts are made by the client in another currency. During the year ended December 31, 2000, the Company did not have any derivative instruments and did not engage in any hedging activities.

     Earnings (Loss) Per Share

      Earnings (loss) per share is computed in accordance with FASB SFAS No. 128, “Earnings per Share” (SFAS No. 128). SFAS No. 128 requires presentation of both Basic Earnings per Share (Basic EPS) and Diluted Earnings per Share (Diluted EPS). Basic EPS is based on the weighted average number of shares of common stock outstanding during the year while Diluted EPS also includes the dilutive effect of common stock equivalents. Diluted loss per share for the years ended December 31, 2000, 1999 and 1998 does not include common stock equivalents (stock options) of 135,000, 390,000 and 430,000, respectively, as their effect would be anti-dilutive. The Company’s stock is currently traded in the Nasdaq Stock Market and sale information is included on the Nasdaq National Market Issues System under the symbol CCRO.

     Comprehensive Income (Loss)

      The Company adopted FASB SFAS No. 130, “Reporting Comprehensive Income” (SFAS No. 130) on January 1, 1998. SFAS No. 130 established new rules for reporting and displaying comprehensive income and its components; however, the adoption of SFAS No. 130 had no impact on the Company’s net income (loss) or stockholders’ equity. SFAS No. 130 requires the Company to include foreign currency translation adjustments, which were previously reported by the Company as a separate component of stockholders’ equity, in other comprehensive income and loss. Accumulated other comprehensive income (loss) consists entirely of accumulated foreign currency translation adjustments and is a separate component of stockholders’ equity under SFAS No. 130.

Stock-Based Compensation

      The Company accounts for employee stock awards using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” because the Company believes the alternative fair value accounting provided for under FASB SFAS No. 123 “Accounting for Stock-Based Compensation” requires the use of option valuation models that were not developed for use in valuing employee stock options. Accordingly, no compensation expense is

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recognized because the exercise price of the Company’s stock options was equal to the market price of the underlying stock on the date of grant.

Reclassifications

      Certain prior period amounts have been reclassified in order to conform to current period presentation. Such reclassifications had no material effect on the financial position and results of operations as previously reported.

Recent Accounting Pronouncements

      In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS No. 133) which was required to be adopted in years beginning after June 15, 1999. In July 1999, SFAS No. 137 was issued which deferred for one year the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. On June 15, 2000, the FASB issued SFAS No. 138 which clarified and amended certain provisions of SFAS No. 133. Accordingly, the Company plans to adopt SFAS No. 133 and No. 138 effective January 1, 2001.

      From time to time, the Company uses foreign exchange forward contracts to hedge the risk of changes in foreign currency exchange rates associated with contracts in which the expenses for providing services are incurred in the functional currency of the Company’s foreign subsidiary, but payments on contracts are made by the client in another currency. The Company does not anticipate that the adoption of SFAS No. 133 and No. 138 will have a significant effect on the financial statements of the Company. Furthermore, SFAS No. 133 and No. 138 would not have affected the financial statements of the Company contained herein. During the year ended December 31, 2000, the Company did not have any derivative instruments and did not engage in any hedging activities.

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, “Revenue Recognition in Financial Statements” (SAB No. 101). SAB No. 101 summarizes certain of the SEC staff’s views on applying generally accepted accounting principles to revenue recognition. The Company adopted SAB No. 101 in the quarter ended December 31, 2000 and it did not have a material effect on its financial position or results of operations.

3.	Accounts Receivable

      Accounts receivable consisted of the following at December 31 (in thousands):

	2000	1999

Trade:
Billed	$19,997	$17,449
Unbilled	16,394	14,489
Allowance for doubtful accounts	(983)	(1,420)

	35,408	30,518
Other	—	566

	$35,408	$31,084

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Credit Facilities and Debt

      During the first quarter of 2000, the Company extended its $15.0 million domestic credit facility through September 2001. The extension provides for expansion capabilities to $25.0 million provided the Company meets certain financial requirements. Credit availability under the Company’s domestic line of credit and foreign line of credit totals approximately $18.3 million. The domestic credit facility is collateralized by certain of the Company’s U.S. based assets that have a net carrying value of approximately $16 million. The foreign line of credit is collateralized by accounts receivable of the Company’s Canadian subsidiary. Borrowings under these agreements bear interest at a fluctuating rate based either on the respective banks’ prime interest rate or the London Interbank Offered Rate (LIBOR), as elected by the Company.

      On December 31, 2000, $4.4 million was outstanding under the Company’s domestic credit facility. Interest on outstanding borrowings under the domestic credit agreement was based upon the LIBOR plus an applicable margin. The weighted average interest rate during the year 2000 and at December 31, 2000 was 8.9%. Credit availability at December 31, 2000 has been further reduced by issued letters of credit of approximately $717,000. Borrowings available under the lines of credit are subject to certain financial and operating covenants. The Company is in compliance with these bank covenants.

      On or before September 30, 2001, the Company may elect to exercise an extension option under its domestic credit agreement whereby any or all of the then outstanding balance may be termed out over six quarters. Under this extension option, interest is due monthly and 5% of outstanding principal is due quarterly beginning on the second quarterly date after exercise of the extension option.

      The Company’s Canadian subsidiary has outstanding borrowings of approximately $336,000 from the Canadian government. This borrowing bears no interest and is repayable in four equal annual installments beginning August 2000 and ending in 2003.

5.	Operating Leases

      The Company leases office space and office equipment under various operating leases. Minimum rental commitments payable in future years under operating leases having an initial or remaining noncancelable terms of one year or more at December 31 are as follows (in thousands):

2001	$5,734
2002	5,070
2003	4,112
2004	3,885
2005	3,876
Thereafter	30,635

Total minimum rentals	53,312
Less minimum rentals due under noncancellable subleases	1,626

$51,686

      Rent expense is comprised of the following for the years ended December 31 (in thousands):

	2000	1999	1998

Minimum rentals	$6,313	$5,796	$6,765
Less sublease rentals	344	314	410

	$5,969	$5,482	$6,355

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6. Income Taxes

      Significant components of the Company’s deferred tax liabilities and assets as of December 31 are as follows (in thousands):

	2000	1999

Deferred tax assets:
Advance billings and receivables	$1,231	$3,994
Accrued expenses	387	682
Research and development credit carryforward	1,657	1,343
Undeducted research and development expenditures	81	2,008
Federal and state net operating losses	18,362	12,495
Foreign tax credits	1,679	—
Other	193	193

Total deferred tax assets	23,590	20,715
Valuation allowance for deferred tax assets	(21,057)	(17,452)

Net deferred tax assets	2,533	3,263
Deferred tax liabilities:
Depreciation and amortization	(9,365)	(7,834)

Net deferred tax liabilities	$(6,832)	$(4,571)

      The balance sheet classification of the net deferred tax assets (liabilities) is as follows at December 31 (in thousands):

	2000	1999

Current deferred tax assets	$5,147	$6,212
Net noncurrent deferred tax assets (liabilities)	9,078	6,669

	14,225	12,881
Valuation allowance for deferred tax assets	(21,057)	(17,452)

Net deferred tax liabilities	$(6,832)	$(4,571)

      For financial reporting purposes, income (loss) before income taxes for the years ended December 31 includes the following components (in thousands):

	2000	1999	1998

Income (loss) before income taxes:
United States	$(11,382)	$(14,181)	$(20,308)
Foreign	9,209	8,484	(3,050)

	$(2,173)	$(5,697)	$(23,358)

      The Company’s Canadian subsidiary qualifies for federal and Quebec Scientific Research and Development deductions and tax credits. Expenditures on certain capital assets are fully deductible or may be carried forward indefinitely until utilized. The tax credits are equal to 30% of certain capital and current expenditures. The tax credits are accounted for using the flow through method, in which the credits are recognized as a reduction of income taxes in the year the credit arises.

      Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $27.6 million at December 31, 2000. Provision has not been made for U.S. or additional foreign taxes on undistributed

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earnings of foreign subsidiaries as those earnings have been permanently reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various countries. It is not practicable to estimate the amount of deferred tax liability on foreign undistributed earnings which are intended to be permanently reinvested. Significant components of the provision (benefit) for income taxes for the years ended December 31 are as follows (in thousands):

	2000	1999	1998

Current:
Foreign	$(207)	$(223)	$(269)
Federal	—	—	(3,777)
State and local	—	—	—
Deferred:
Foreign	2,261	1,571	819
Federal	—	—	1,468
State	—	—	533

Provision (benefit) for income taxes	$2,054	$1,348	$(1,226)

      The Company’s consolidated effective tax rate differed from the federal statutory rate for the years ended December 31 as set forth below (in thousands):

	2000	1999	1998

Federal statutory rate	$(739)	$(1,937)	$(7,942)
State and local income taxes net of federal benefit	(87)	(228)	352
Research and development tax credits	(1,495)	(991)	(2,703)
Amortization of excess of purchase price over net assets acquired and other intangible assets	137	137	484
Difference between foreign income taxed at U.S. Federal Statutory rates and foreign income tax expense	633	(196)	(351)
Increase in federal valuation allowance	3,605	5,828	9,611
Other	—	(1,265)	(677)

	$2,054	$1,348	$(1,226)

      A valuation allowance has been established for the amount of United States deferred tax assets primarily related to the Company’s potential tax benefit associated with loss carryforwards. At December 31, 2000, the Company had approximately $46 million of federal net operating loss carryforwards which begin to expire in 2018.

7.	Stock Option Plans and Warrants

1999 Long-Term Incentive Compensation Plan

      In April 1999, the Board of Directors approved adoption of the Company’s 1999 Long-Term Incentive Compensation Plan (1999 Plan). The 1999 Plan was approved by the Company’s stockholders on June 22, 1999 to replace the Company’s 1989 Stock Option Plan. The 1989 Stock Option Plan expired in December 1999 and could not be extended due to restrictions imposed by the Internal Revenue Code of 1986, as amended (the Code).

      The purpose of the 1999 Plan is to provide an opportunity for certain persons performing services to the Company, including officers, key employees and directors of the Company and its subsidiaries to

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquire shares of Common Stock and be rewarded for achieving certain performance goals. Through the 1999 Plan, the Company seeks to continue to attract and retain qualified personnel, and to further align the interests of its key personnel with the success of the Company and its stockholders.

      The 1999 Plan provides for the grant of stock options, which may be either incentive stock options meeting the requirements of Section 422 of the Code, or non-qualified stock options, stock appreciation rights, restricted stock, performance shares or performance units.

      The number of shares which may be issued under the 1999 Plan total 1,500,000 in the aggregate. Options under the 1999 Plan expire ten years from the date of grant and vest at dates ranging from the issuance date to four years.

      Information with respect to the 1999 Stock Option Plan is as follows:

		Weighted-Average
		Exercise Price
	2000	2000

Options outstanding at January 1	—	$0.00
Granted	306,000	$3.44
Exercised	—	$0.00
Cancelled	(35,500)	$3.31

Outstanding at December 31	270,500	$3.45

Option price range at December 31	$3.06 to $5.31

Options exercisable at December 31	50,000	$3.31

      There were 1,229,500 shares available for grant at December 31, 2000. The weighted-average fair value of options granted during 2000 was $2.36.

     1989 Stock Option Plan

      The Company’s 1989 Stock Option Plan, as amended, provided for the grant of options to purchase shares of Common Stock to directors, officers and other key persons. On May 11, 1998, the stockholders approved an amendment to the 1989 Stock Option Plan to increase the options available to 2,625,000. The 1989 Stock Option Plan expired in December 1999 and could not be extended due to restrictions imposed by the Code.

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Information with respect to the 1989 Stock Option Plan is as follows:

				Weighted-Average
				Exercise Price

	2000	1999	1998	2000	1999	1998

Options outstanding at January 1	1,746,651	1,589,196	1,336,579	$5.23	$4.29	$5.86
Granted	—	943,150	906,975	$0.00	$5.13	$4.55
Exercised	—	(385,000)	(48,407)	$0.00	$0.44	$3.01
Cancelled	(258,611)	(400,695)	(605,951)	$5.16	$4.43	$6.29

Outstanding at December 31	1,488,040	1,746,651	1,589,196	$5.24	$5.23	$4.29

Option price range at December 31	$2.77 to $12.92	$2.75 to $12.92	$.35 to $12.92

Options exercisable at December 31	908,991	503,533	613,900	$4.24	$4.18	$3.27

      There were no shares available for grant at December 31, 2000 and December 31, 1999 since the plan expired as discussed above. At December 31, 1998 there were 588,067 shares available for grant. The weighted-average fair value of options granted during 1999 and 1998 was $3.31 and $2.04, respectively.

      On February 6, 1998, the Company’s board of directors approved the adoption of the Company’s 1998 Non Qualified Stock Option Plan for Directors (the 1998 Director Option Plan). The 1998 Director Option Plan was approved by the Company’s shareholders on May 11, 1998. The 1998 Director Option Plan is a formula plan under which options to acquire 10,000 shares of the Company’s common stock are to be initially granted to each director of the Company who is not an employee and does not beneficially own more than 2.5% of the Company’s outstanding stock upon the date of initial election to the board of directors. Directors are automatically eligible to receive annual grants of options to acquire 1,000 shares of the Company’s common stock.

      Information with respect to the 1998 Director Option Plan is as follows:

				Weighted-Average
				Exercise Price

	2000	1999	1998	2000	1999	1998

Options outstanding at January 1	19,000	18,000	—	$3.84	$2.95	$0.00
Granted	67,000	7,000	18,000	$3.67	$5.38	$2.95
Exercised	—	—	—	$0.00	$0.00	$0.00
Cancelled	—	(6,000)	—	$0.00	$2.95	$0.00

Outstanding at December 31	86,000	19,000	18,000	$3.71	$3.84	$2.95

Option price range at December 31	$2.81 to $5.88	$2.81 to $5.88	$2.81 to $3.63

Options exercisable at December 31	86,000	19,000	18,000	$3.71	$3.84	$2.95

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes in more detail information regarding the Company’s stock options outstanding at December 31, 2000.

		Weighted Average
Range of	Options	Remaining	Options
Exercise Prices	Outstanding	Contractual Life Years	Exercisable

$2.77 - $ 6.00	1,507,314	7.4	772,759
$6.01 - $12.92	337,226	5.7	272,232

$2.77 - $12.92	1,844,540	6.6	1,044,991

      On January 30, 1998, the Company granted four separate warrants to purchase 75,000 shares (300,000 shares in the aggregate) of common stock of the Company to each Jerry R. Mitchell, M.D., Ph.D. and William U. Parfet at exercise prices of $7.00, $9.00, $11.00 and $13.00 per share. Each 75,000 share warrant vests ratably over a period of four years. Each warrant expires on January 30, 2004. On September 4, 1998, the Company repriced all 600,000 warrants at an exercise price of $3.25. In April 1999, the company cancelled three of the four warrants issued to Mr. Parfet totaling 225,000 shares in the aggregate.

      On September 4, 1998, the Company repriced 250,000 stock options held by Jerry R. Mitchell, M.D., Ph.D., then the Company’s President, Chief Executive Officer and Chairman of the Board to an exercise price of $3.25 which were originally granted at an exercise price of $7.00 on February 1, 1998.

      Pro forma information regarding net loss and loss per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999 and 1998, respectively; risk-free interest rates of 6.22%, 5.43%, and 5.10%; dividend yields of 0%, 0% and 0%; volatility factors of the expected market price of the Company’s common stock of ..74, .74 and .72; and a weighted-average expected life of the option of five years.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows for the years ended December 31 (in thousands, except for loss per share information):

	2000	1999	1998

Net loss	$(4,227)	$(7,045)	$(22,132)
Pro forma compensation expense from stock options, net of taxes	1,873	1,903	2,057

Pro forma net loss	$(6,100)	$(8,948)	$(24,189)

Pro forma loss per share:
Basic	$(0.33)	$(0.49)	$(1.33)
Diluted	$(0.33)	$(0.49)	$(1.33)

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8. Employee Benefits

      The Company provides defined contribution plans for substantially all of its employees. Participation is generally subject to the employee’s age and length of employment with the Company. The Company’s contributions to the plans are generally based on employee contributions and may also include additional discretionary contributions.

      The Company’s expense for its contributions to the plans was approximately $1,679,194, $1,507,000 and $1,639,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

9. Segment Reporting

      The Company is a full-service contract research organization (CRO) serving the pharmaceutical, biotechnology and medical device industries. These research services comprise two reportable operating segments — Clinical and Preclinical. Clinical services consist of designing, monitoring, and managing trials of new pharmaceutical and biotechnology products on humans, and providing clinical data management, biostatistical, product registration, and pharmacoeconomic services. Clinical service activities and revenues are performed and earned primarily in the United States and Europe. The Company’s European operations are headquartered in Maidenhead, U.K. with its primary satellite offices in Brussels, Belgium and Glasgow, Scotland. The operating results of the Company in the individual European countries are immaterial and therefore European operations as a whole are disclosed below. Preclinical services are comprised of designing and conducting trials of new pharmaceutical and biotechnology products based primarily upon animal models to produce data required to assess and evaluate efficacy in and potential risks to humans. Preclinical services are performed in Montreal, Quebec, Canada. Activity which is not included in the Clinical or Preclinical segments is shown as Other which includes corporate expenses, operations not directly related to the business segments, and restructuring charges.

      Financial data by segment for 2000, 1999, and 1998 are as follows:

	U.S.	Europe	Total	Canada
	Clinical	Clinical	Clinical	Preclinical	Other	Totals

Year Ended December 31, 2000
Net revenues from external customers	$26,262	$23,364	$49,626	$55,699	$—	$105,325
Depreciation and amortization	2,662	812	3,474	2,384	30	5,888
Segment profit (loss)	(7,419)	(3,058)	(10,477)	12,136	(4,135)	(2,476)
Segment assets	18,907	17,275	36,182	82,698	1,896	120,776
Long-lived assets	9,723	2,736	12,459	57,751	18	70,228
Expenditures for long-lived assets	195	818	1,013	3,915	—	4,928
Year Ended December 31, 1999
Net revenues from external customers	$30,108	$19,914	$50,022	$46,909	$—	$96,931
Depreciation and amortization	2,928	1,014	3,942	2,183	30	6,155
Segment profit (loss)	(8,859)	12	(8,847)	8,231	(5,498)	(6,114)
Segment assets	18,024	15,374	33,398	78,195	4,811	116,404
Long-lived assets	12,289	2,910	15,199	58,610	—	73,809
Expenditures for long-lived assets	854	690	1,544	3,527	456	5,527

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	U.S.	Europe	Total	Canada
	Clinical	Clinical	Clinical	Preclinical	Other	Totals

Year Ended December 31, 1998
Net revenues from external customers	$40,366	$11,128	$51,494	$38,197	$—	$89,691
Depreciation and amortization	2,824	1,136	3,960	1,748	30	5,738
Segment profit (loss)	(8,990)	(9,520)	(18,510)	5,851	(11,511)	(24,170)
Segment assets	33,148	10,018	43,166	70,419	9,511	123,096
Long-lived assets	14,663	3,522	18,185	55,688	1,722	75,595
Expenditures for long-lived assets	5,487	972	6,459	5,768	1,722	13,949

      In 1999 Segment profit (loss) for Other includes a write-off of purchase option costs of $2.2 million, Nashville lease termination costs of $845,000, and a gain on the sale of Ovation of $484,000. Segment profit (loss) for Other includes a restructuring charge of $6.4 million in 1998.

      Net revenue generated under multiple contracts by clients who accounted for more than 10% of the Company’s consolidated net revenue for the years ended December 31 are as follows:

	2000	1999	1998

Client A
U.S. Clinical	1%	8%	16%
Europe Clinical	14%	13%	9%
Total Clinical	15%	21%	25%
Canada Preclinical	3%	4%	2%
Total Company	9%	12%	15%

10. Contingencies

      In 1991, a customer commenced legal action against the predecessor of the Company’s preclinical subsidiary claiming damages resulting from statistical errors in carrying out two clinical research studies. Judgment was rendered in February 1997 by the Superior Court of Montreal against the Company’s preclinical subsidiary in the amount of approximately $536,000 plus interest to accrue from September 1991. The Company’s preclinical subsidiary, now responsible for this action, has reserves adequate to cover the current judgment amount. The Company’s preclinical subsidiary has appealed the amount of the judgment and the subsidiary’s insurance company has appealed the portion of the judgment which obligates the insurance company to pay the insurance claim related to this litigation. The Company believes it is entitled, subject to certain limitations, to indemnification from a former owner of the predecessor for a portion of this claim. In the opinion of management, the ultimate resolution of such pending legal proceedings will not have a material effect on the Company’s financial position or results of operations. The appeal was heard in April 2000 by the Quebec court of appeals but no judgement has yet been rendered.

11. Option to Acquire MPI

      On January 30, 1998, the Company entered into an option agreement (the MPI Option) with MPI Research, LLC (MPI) and its shareholders, Jerry R. Mitchell, M.D., Ph.D. and William U. Parfet, who each owned 50% of MPI. Dr. Mitchell was the President, Chief Executive Officer and Chairman of the Board of Directors of the Company until August 2000 and Mr. Parfet was the Company’s Director of Business Planning and Analysis until April 1999. Pursuant to the MPI Option, the Company paid $1,500,000 in cash in exchange for an exclusive option to purchase all of the outstanding stock of MPI at its fair market value at any time on or prior to March 31, 2000. The shareholders of MPI had the right to cancel the Option at any time after March 31, 1999, by returning the $1,500,000 cash without interest,

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provided they gave the Company written notice of their intent to cancel the option and the Company did not exercise the option within twenty business days of receipt of such notice.

      The Company recorded an asset impairment charge of $2,178,000 in the fourth quarter of 1999 to write-off the purchase option costs included in other assets on the balance sheet relating to MPI Research. The option expired March 31, 2000 and it was determined that as of December 31, 1999, it was unlikely to be exercised. The option was not exercised.

12. Sale of Ovation

      On January 4, 1999, the Company sold its pharmacoeconomic subsidiary, Ovation, back to the principals from whom the shares were originally purchased, as part of the Company’s ongoing consolidation of U.S. operations into its Research Triangle Park, North Carolina (RTP) facility. Pharmacoeconomic services are now performed out of the Company’s RTP facility as the Company retains the right to use the ClinTrials Ovation name. The Company received 213,000 shares of its own stock in the sales transaction and recorded a gain on the sale of $484,000.

13. Nashville Lease Termination Costs

      The Company entered into an agreement to terminate the lease of its Nashville office and accrued $845,000 in the first quarter of 1999 for costs related to the termination of this lease. The termination of this lease relieved the Company of approximately $11.0 million of future minimum lease payments. The Company relocated its Corporate office to Research Triangle Park, North Carolina in the second quarter of 1999.

14. Restructuring Charge

      On April 24, 1998, the Company announced that its data management operations in Lexington, Kentucky would be closed and consolidated into its new clinical research center in Research Triangle Park, North Carolina. The Company recorded a restructuring charge of $6.4 million in the second quarter of 1998 in connection with the closing of the Company’s Lexington facility, severance costs for the termination of 90 employees and costs associated with lease commitments following the Company’s restructuring decision to consolidate facilities. The 1998 restructuring charge consists of the following (in thousands):

Amount of
Restructuring
Charge

Write down of assets in connection with closure of Lexington facility	$1,983
Lease costs associated with consolidation of Facilities	1,976
Severance costs	2,132
Other	273

$6,364

      The above lease, severance and other restructuring costs were paid in 1998 and 1999 at amounts that approximated the liabilities recorded and the related accrued expenses were zero at December 31, 2000 and 1999.

CLINTRIALS RESEARCH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15. Subsequent Event

      On February 22, 2001, the Company, Inveresk Research Group Limited and Indigo Acquisition Corp. (“Indigo”) entered into a definitive merger agreement for Indigo to acquire all of the outstanding shares of the Company for $6.00 per share in cash. Under the terms of the agreement, Indigo will commence a tender offer for all of the outstanding shares of the Company at $6.00 per share within seven business days. The tender offer will be subject to at least a majority of the outstanding Company shares, on a fully diluted basis, being validly tendered and not withdrawn. The tender offer will also be subject to regulatory approvals and other customary conditions. Any of the Company’s shares not acquired pursuant to a successful tender offer will be acquired in a subsequent merger at the same $6.00 per share cash price. In connection with the execution of the merger agreement, Indigo has entered into an agreement with the holders of approximately 21% of the Company’s outstanding shares under which such holders have agreed to tender their shares in the tender offer.

CLINTRIALS RESEARCH INC.

QUARTERLY FINANCIAL INFORMATION

(In thousands, except for per share amounts)
(Unaudited)

2000	First	Second	Third	Fourth(2)

Net revenue	$23,774	$25,545	$25,994	$30,012
Income (loss) before income taxes	$(2,006)	$(736)	$(2,318)	$2,887
Net income (loss)	$(2,441)	$(1,187)	$(3,153)	$2,554
Income (loss) per share:
Basic	$(0.13)	$(0.06)	$(0.17)	$0.14
Diluted	$(0.13)	$(0.06)	$(0.17)	$0.14
Number of shares and dilutive common stock equivalents used in computing income (loss) per share:
Basic	18,402	18,402	18,402	18,402
Diluted	18,402	18,402	18,402	18,701
Market prices of common stock:
High	$5.00	$3.88	$5.38	$5.75
Low	$3.00	$2.28	$2.63	$4.03

1999	First	Second	Third	Fourth(1)

Net revenue	$23,703	$25,214	$23,717	$24,297
Income (loss) before income taxes	$(2,702)	$271	$(403)	$(2,863)
Net income (loss)	$(2,941)	$153	$(959)	$(3,298)
Income (loss) per share:
Basic	$(.16)	$.01	$(.05)	$(0.18)
Diluted	$(.16)	$.01	$(.05)	$(0.18)
Number of shares and dilutive common stock equivalents used in computing income (loss) per share:
Basic	18,024	18,017	18,120	18,300
Diluted	18,024	18,678	18,120	18,300
Market prices of common stock:
High	$6.63	$6.31	$6.88	$5.38
Low	$3.41	$3.75	$4.75	$3.00

(1)	The fourth quarter of 1999 includes a $2,178 charge to write-off the purchase option costs relating to MPI Research.

(2)	The fourth quarter of 2000 includes revenue of $3.7 million from successful completion of a contract that had its only revenue milestone in December 2000.

CLINTRIALS RESEARCH INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

FYE 12/31/00
(In thousands)

Col. A	Col. B	Col. C		Col. D		Col. E

		Additions
	Balance
	at		Charged			Balance
	Beginning	Charged	to Other			at
	of	to Cost &	Accounts —	Deductions —		End of
Description	Period	Expense	Describe	Describe		Period

Year Ended December 31, 2000:
Deducted from asset accounts
Allowance for Doubtful Accounts	$1,420	$172	$0	$609	(B)	$983

Total	$1,420	$172	$0	$609		$983

Year Ended December 31, 1999:
Deducted from asset accounts
Allowance for Doubtful Accounts	$2,548	$146	$0	$1,274	(A)	$1,420

Total	$2,548	$146	$0	$1,274		$1,420

Year Ended December 31, 1998:
Deducted from asset accounts
Allowance for Doubtful Accounts	$883	$2,159	$0	$494	(A)	$2,548

Total	$883	$2,159	$0	$494		$2,548

(A)	— Uncollectible accounts written off.

(B)	— Reclassified to provide for warranty reserves on unbilled accounts.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                     2003, all dealers that effect transactions in the shares of common stock of Inveresk Research Group, Inc., whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	9
Forward-Looking Statements	16
Use of Proceeds	17
Price Range of Common Stock	18
Dividend Policy	18
Capitalization	19
Dilution	20
Selected Consolidated Financial and Other Data	21
Management’s Discussion and Analysis of Financial Condition and Results of Operations	27
Business	44
Management	60
Principal and Selling Stockholders	71
Certain Relationships and Related Transactions	74
Description of Capital Stock	76
Shares Eligible For Future Sale	78
Underwriting	80
Legal Matters	82
Experts	82
Where You Can Find More Information	83
Index to Financial Statements	F-1

10,350,000 Shares

Common Stock

PROSPECTUS

Bear, Stearns & Co. Inc.

UBS Warburg

SG Cowen

Jefferies & Company, Inc.

                        , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other expenses of issuance and distribution.

      The following table sets forth the estimated expenses to be borne by the registrant, other than underwriting discounts, in connection with the issuance and distribution of the common stock hereunder:

Item	Amount

SEC registration fee	$18,983
Accounting fee and expenses	200,000
Legal fees and expenses	475,000
Printing costs	400,000
Miscellaneous	246,017

Total	1,340,000

Item 14.     Indemnification of directors and officers.

      Section 102 of the Delaware General Corporation Law, or the DGCL, as amended, allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

      Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation by reason of the fact that the person is or was a director, officer, agent, or employee of the corporation), or is or was serving at the corporation’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acting in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe is or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

      Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

      Our certificate of incorporation and bylaws, each as incorporated herein by reference, provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under the DGCL. We also maintain director and officer liability insurance. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

      The Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the Underwriters of us and our officers and directors for certain liabilities, including matters arising under the Securities Act.

Item 15.     Recent sales of unregistered securities.

      Set forth below is information regarding all securities sold by us in the past three years that were not registered under the Securities Act.

      In connection with the change in our ultimate parent, on June 25, 2002, we consummated a share exchange transaction pursuant to which we issued an aggregate of 23,770,595 of our shares of common stock to the current shareholders of Inveresk Research Group Limited in exchange for all of the outstanding shares of Inveresk Research Group Limited. The issuance of these shares was not registered under the Securities Act in reliance upon Section 4(2) of, and Rule 802 under, the Securities Act.

Item 16.     Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
No.	Description

1.1	Form of Underwriting Agreement.†
3.1	Amended and Restated Certificate of Incorporation of Inveresk Research Group, Inc.*
3.2	Bylaws of Inveresk Research Group, Inc.*
4.1	Form of Stock Certificate.*
5.1	Opinion of Clifford Chance US LLP
10.1	Lease Agreement, dated September 30, 1996, between Highwoods/ Forsyth Limited Partnership and ClinTrials Research Inc.*
10.2	Lease Agreement, dated November 2, 1993, between Ortem Developments Limited and ClinTrials Research Limited.*
10.3	Lease Agreement, dated March 7, 1996, between Ortem Developments Limited and ClinTrials Research Limited.*
10.4	Lease Agreement, dated March 13, 1998, between Taylor Woodrow Property Company Limited and ClinTrials Research Limited.*
10.5	Registration Rights Agreement, dated as of May 15, 2002, among Inveresk Research Group, Inc. and the stockholders of Inveresk Research Group, Inc. listed therein.*
10.6	Amendment No. 1 to Registration Rights Agreement, dated as of January 30, 2003.**
10.7	Inveresk Research Group, Inc. 2002 Non-Employee Directors Stock Option Plan.*
10.8	Inveresk Research Group, Inc. 2002 Stock Option Plan*
10.9	ClinTrials BioResearch Ltd. Pension Plan for Senior Management Employees, dated September 1, 2000.*
10.10	Pension Plan for Designated Employees of ClinTrials BioResearch Ltd., dated August 1, 1996.*
10.11	Memorandum of Agreement, dated June 19, 1997 between ClinTrials BioResearch Ltd. and Michael F. Ankcorn.*
10.12	Agreement, dated February 1997, among ClinTrials BioResearch Ltd., Bio-Research Laboratories Ltd. and Norah K. Taylor.*
10.13	Service Agreement, dated as of September 20, 1999, between Inveresk Research International Limited and Walter S. Nimmo.*

Exhibit
No.	Description

10.14	Employment Agreement, dated as of June 21, 2002, between Inveresk Research International Limited and D.J. Paul E. Cowan.*
10.15	Amendment No. 1 to Employment Agreement between Inveresk Research International Limited and D.J. Paul E. Cowan, dated as of February 17, 2003.**
10.16	Executive Employment Agreement, dated as of July 24, 1996, between ClinTrials BioResearch Ltd. and Michael F. Ankcorn, together with Addendum, dated August 29, 2001, and Addendum, dated June 3, 2002.*
10.17	Employment Agreement, dated as of June 21, 2002, between Inveresk Research International Limited and Nicholas J. Thornton.*
10.18	Employment Agreement, dated as of June 21, 2002, between Inveresk Research International Limited and Alastair S. McEwan.*
10.19	Employment Agreement, dated as of June 21, 2002, between Inveresk Research International Limited and Brian Bathgate.*
10.20	Facility Agreement, dated as of June 25, 2002, among Inveresk Research Group, Inc., certain of its subsidiaries party thereto, the lenders party thereto and The Royal Bank of Scotland, as security trustee and agent.*
10.21	Letter from The Royal Bank of Scotland to Inveresk Research Group, Inc., dated January 24, 2003, amending the Facility Agreement.**
10.22	Deed among The Royal Bank of Scotland and Inveresk Research Group, Inc., Inveresk Research Group Limited, Inveresk Research Holdings Limited, Inveresk Research International Limited, Inveresk Clinical Research Limited, Inveresk Research (Canada) Inc., Inveresk Research North Carolina Inc., Inveresk Research Limited, Inveresk Research Inc. and CTBR Bio-research Inc., dated December 2002.**
21.1	List of Subsidiaries.**
23.1	Consent of Deloitte & Touche.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of Clifford Chance US LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature page).

*	Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-83536).

**	Incorporated by reference to our annual report on Form 10-K for the fiscal year ended December 31, 2002.

†	To be filed by amendment.

(b) Financial Statement Schedule

      Schedule II — Valuation and Qualifying Accounts

Item 17.     Undertakings

      The Registrant hereby undertakes the following:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 17, 2003.

INVERESK RESEARCH GROUP, INC.

By:	/s/ WALTER S. NIMMO

Name: Walter S. Nimmo
Title: President, Chief Executive Officer and
Director (Principal Executive Officer)

POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints Walter S. Nimmo and Paul Cowan, or either one of them acting alone, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her in his or her name and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(a) under the Securities Act of 1993, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Name and Signature	Title	Date

/s/ WALTER S. NIMMO Walter S. Nimmo	President, Chief Executive Officer and Director (Principal Executive Officer)	February 17, 2003

/s/ D. J. PAUL E. COWAN D. J. Paul E. Cowan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 17, 2003

/s/ ROLAND W. BOYD Roland W. Boyd	Company Controller	February 17, 2003

/s/ IAN P. SWORD Ian P. Sword	Chairman of the Board of Directors	February 17, 2003

/s/ JOHN URQUHART John Urquhart	Vice Chairman of the Board of Directors	February 17, 2003

Name and Signature	Title	Date

/s/ VANESSA C. L. CHANG Vanessa C. L. Chang	Director	February 17, 2003

/s/ JOHN T. HENDERSON John T. Henderson	Director	February 17, 2003

/s/ S. LOUISE MCCRARY S. Louise McCrary	Director	February 17, 2003

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Form of Underwriting Agreement.†
3.1	Amended and Restated Certificate of Incorporation of Inveresk Research Group, Inc.*
3.2	Bylaws of Inveresk Research Group, Inc.*
4.1	Form of Stock Certificate.*
5.1	Opinion of Clifford Chance US LLP
10.1	Lease Agreement, dated September 30, 1996, between Highwoods/ Forsyth Limited Partnership and ClinTrials Research Inc.*
10.2	Lease Agreement, dated November 2, 1993, between Ortem Developments Limited and ClinTrials Research Limited.*
10.3	Lease Agreement, dated March 7, 1996, between Ortem Developments Limited and ClinTrials Research Limited.*
10.4	Lease Agreement, dated March 13, 1998, between Taylor Woodrow Property Company Limited and ClinTrials Research Limited.*
10.5	Registration Rights Agreement, dated as of May 15, 2002, among Inveresk Research Group, Inc. and the stockholders of Inveresk Research Group, Inc. listed therein.*
10.6	Amendment No. 1 to Registration Rights Agreement, dated as of January 30, 2003.**
10.7	Inveresk Research Group, Inc. 2002 Non-Employee Directors Stock Option Plan.*
10.8	Inveresk Research Group, Inc. 2002 Stock Option Plan*
10.9	ClinTrials BioResearch Ltd. Pension Plan for Senior Management Employees, dated September 1, 2000.*
10.10	Pension Plan for Designated Employees of ClinTrials BioResearch Ltd., dated August 1, 1996.*
10.11	Memorandum of Agreement, dated June 19, 1997 between ClinTrials BioResearch Ltd. and Michael F. Ankcorn.*
10.12	Agreement, dated February 1997, among ClinTrials BioResearch Ltd., Bio-Research Laboratories Ltd. and Norah K. Taylor.*
10.13	Service Agreement, dated as of September 20, 1999, between Inveresk Research International Limited and Walter S. Nimmo.*
10.14	Employment Agreement, dated as of June 21, 2002, between Inveresk Research International Limited and D.J. Paul E. Cowan.*
10.15	Amendment No. 1 to Employment Agreement between Inveresk Research International Limited and D.J. Paul E Cowan, dated as of February 17, 2003.**
10.16	Executive Employment Agreement, dated as of July 24, 1996, between ClinTrials BioResearch Ltd. and Michael F. Ankcorn, together with Addendum, dated August 29, 2001, and Addendum, dated June 3, 2002.*
10.17	Employment Agreement, dated as of June 21, 2002, between Inveresk Research International Limited and Nicholas J. Thornton.*
10.18	Employment Agreement, dated as of June 21, 2002, between Inveresk Research International Limited and Alastair S. McEwan.*
10.19	Employment Agreement, dated as of June 21, 2002, between Inveresk Research International Limited and Brian Bathgate.*
10.20	Facility Agreement, dated as of June 25, 2002, among Inveresk Research Group, Inc., certain of its subsidiaries party thereto, the lenders party thereto and The Royal Bank of Scotland, as security trustee and agent.*
10.21	Letter from The Royal Bank of Scotland to Inveresk Research Group, Inc., dated January 24, 2003, amending the Facility Agreement.**

Exhibit
No.	Description

10.22	Deed among The Royal Bank of Scotland and Inveresk Research Group, Inc., Inveresk Research Group Limited, Inveresk Research Holdings Limited, Inveresk Research International Limited, Inveresk Clinical Research Limited, Inveresk Research (Canada) Inc., Inveresk Research North Carolina Inc., Inveresk Research Limited, Inveresk Research Inc. and CTBR Bio-Research Inc., dated December 2002.**
21.1	List of Subsidiaries.**
23.1	Consent of Deloitte & Touche.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of Clifford Chance US LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included in signature page).

*	Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-83536).

**	Incorporated by reference to our annual report on Form 10-K for the fiscal year ended December 31, 2002.

†	To be filed by amendment.